82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

[redacted]

02030544

REGISTRANT'S NAME Unaxis Holding Inc.

*CURRENT ADDRESS Hofwiesenstrasse 135
P.O. Box 2409
CH-8021 Zurich, Switzerland

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 5190 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

OICF/BY: Amy O'Brien
DATE : 2/25/02

02 FEB 12 AM 8:04

making IT possible

Confidential
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Date February 6, 2002

Subject **Division of Corporate Finance**
Office of International Corporate Finance

Ladies and Gentlemen:

We refer to our letter dated May 22, 2001 (the "Letter"), furnished to the Securities and Exchange Commission (the "SEC") in order to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder. This letter amends and restates the application of May 22, 2002 set out in the Letter, and encloses additional disclosures made public since that date, in response to the SEC's comments provided to us in respect of the Letter.

The exemption is being sought by us in connection with the implementation of two employee stock option incentive plans, an employee stock purchase plan, and a leveraged share purchase plan (collectively, the "Plan") by Unaxis Holding, Inc., a Swiss stock corporation ("Unaxis"). The Plan may include a private placement of Unaxis shares to certain U.S. employees pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

Set forth in the attached Annex I is a list of the material information that Unaxis:

(1) makes or is required to make public pursuant to the laws of Switzerland;

(2) files or is required to file with the Swiss Exchange, on which its securities are listed;

(3) distributes or is required to distribute to the holders of its securities.

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 18
Fax ++41 1 360 96 93
www.unaxis.com

Also set forth in connection with each item on Annex I is the following:

- the date on which the particular item is required to be made public, distributed to the security holder or filed with the Swiss Exchange; and
- the law requiring that such item be made public, distributed or filed.

We are also enclosing, in Annex II, English translations, versions or summaries of such documents and communications listed in Annex I, that have been made public, distributed or filed since the commencement of Unaxis' most recently ended fiscal year. Full translations or English versions are provided to the extent that such translations or versions already existed or have been prepared. Where this is not the case, summaries in English have been provided.

We agree that we will furnish to the SEC on an ongoing basis the information in Annex I in this same manner. If the information that Unaxis makes or is required to make to the public, distribute, or file changes from that listed in Annex I, we will furnish the SEC with a revised list reflecting such changes.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

In connection with this application for exemption, we are furnishing the following information:

1. Unaxis is a Swiss stock corporation (*Aktiengesellschaft*) established under the Swiss Code of Obligations (*Schweizerisches Obligationrecht*) Art. 620 et seq. Unaxis was established on May 24, 1973 and registered in the Commercial Register of the Canton of Zurich on May 24, 1973 under the number CH-020.3.919.027-3. The financial year of Unaxis runs from January 1 to December 31 of each year.

Unaxis' current aggregate share capital (*Grundkapital*) amounts to CHF 263,401,840, divided into 13,170,092 shares (the "Shares"). The Shares represent the sole class of securities of Unaxis.

The Shares are currently held by approximately 18,500 shareholders. As of the date hereof, pursuant to Unaxis' shareholder register, 113 United States residents are holders of Shares. Such United States shareholders hold an aggregate of 8,283 Shares, or approximately 0.06 % of all Shares outstanding. Such United States shareholders acquired their Shares in transactions exempt from the registration requirements of the Securities Act.

In November, 2000, INFICON Holding AG, a Swiss company ("Inficon"), engaged in a global offering of common stock. At the time of this offering, Inficon was controlled by Unaxis. The offering included the public distribution of Inficon shares in Switzerland and the United States. Prior to the public offering of Inficon securities, Inficon filed a Form F-1 registration statement with the SEC on October 23, Registration No. 333-12706. No Unaxis securities were offered to the public as part of the Inficon offering, and this offering has now closed. There have been no other public distributions of securities by Unaxis or affiliates in the United States.

2. As a stock corporation, Unaxis publishes an annual report that includes its financial statements for the preceding full financial year together with an audit confirmation by Unaxis' auditors. The requirements regarding auditing, publication and registration with the Commerical Register of the financial statement are set forth in the Swiss Code of Obligations.

   Pursuant to the Listing Rules of the Swiss Exchange (*Kotierungsreglement*; the "Listing Rules"), Unaxis provides annual business reports and an interim financial report to the Swiss Exchange and also regularly files with the Swiss Exchange correspondence to shareholders, press releases and other documents and information made public that could be material to the quoted price of the Shares. The requirements regarding the provision of annual and interim business reports are set forth in Article 64 and Article 65 of the Listing Rules. The requirements regarding the disclosure of material information are set forth in Articles 72 through 74 of the Listing Rules.

3. The publication requirements for prospectuses under Swiss law are set forth in the Swiss Stock Exchange Act (*Börsengesetz*), the Swiss Code of Obligations and the Listing Rules.

For further information, please contact Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. (Robert Scott at (212) 848-4124 or John A. Morrison at (212) 848-8729).

Very truly yours,

Unaxis Holding Ltd

By:

Beat Baumgartner
Corporate Secretary

Thomas Emch
Corporate Legal

INDEX

Annex II Supplement

MATERIAL INFORMATION MADE PUBLIC OR DISTRIBUTED BY UNAXIS SINCE MAY 22, 2001.

making IT possible

02 FEB 12 AM 8:34

Development of core businesses

(on a comparable basis)

Orders received	**6/30/ 2001**	6/30/ 2000	**By Segment**	**6/30/ 2001**	**6/30/ 2000**
in CHF million					







	965	1 213	Information Technology	**44%**	**48%**
			Surface Technology	**18%**	**14%**
			Components	**37%**	**36%**
			Others	**1%**	**2%**

Sales	**6/30/ 2001**	6/30/ 2000	**By Segment**	**6/30/ 2001**	**6/30/ 2000**
in CHF million					







	1 237	973	Information Technology	**48%**	**47%**
			Surface Technology	**15%**	**17%**
			Components	**35%**	**34%**
			Others	**2%**	**2%**

By market	**6/30/ 2001**	**6/30/ 2000**





Asia/Pacific (incl. Japan)	**33%**	**23%**
Europe	**40%**	**44%**
America	**26%**	**32%**
Others	**1%**	**1%**

Operating result from current activities	**6/30/ 2001**	6/30/ 2000	**Change by Segment**	**6/30/ 2001**	**6/30/ 2000**
in CHF million					





	57	93	Information Technology	**–28%**	**70%**
			Surface Technology	**47%**	**26%**
			Components	**123%**	**13%**
			Others	**–42%**	**-9%**

Key figures Unaxis Corporation

in CHF million

Corporation net total	6/30/2001	6/30/2000
Sales	**1 237**	1 358
Operating result before depreciation and amortization (EBITDA)	**142**	167
Operating result from current activities	**57**	101
Impairment loss for goodwill	**–100**	0
Operating result (EBIT)	**–43**	101
Other result	**92**	17
Income before taxes	**37**	108
Net income	**3**	73
Net funds from operations	**163**	123

	6/30/2001	12/31/2000
Total assets	**3 366**	3 708
Shareholders' equity	**1 614**	1 504
Equity ratio	**48%**	41%
Net liquidity	**501**	174

Business development on a comparable basis	6/30/2001*	6/30/2000**
Orders received	**965**	1 213
– Information Technology	**424**	579
– Surface Technology	**170**	168
– Components and Special Systems	**356**	437
– Others	**15**	29
Orders on hand	**901**	925
Sales	**1 237**	973
– Information Technology	**595**	458
– Surface Technology	**180**	163
– Components and Special Systems	**437**	329
– Others	**25**	23
Operating result before depreciation and amortization (EBITDA)	**142**	151
in % of sales	**11%**	16%
Operating result from current activities	**57**	93
in % of sales	**5%**	10%
in % of net assets (RONA)	**8%**	20%
– Information Technology	**–16**	65
– Surface Technology	**27**	24
– Components and Special Systems	**70**	12
– Others	**–24**	–8
Operating result (EBIT)	**–43*** **	93
Net assets	**1 361**	911
Capital expenditure in fixed assets	**85**	59
Research and development	**103**	65
Personnel expense	**393**	309
Number of employees at end of period	**8 171**	6 469

* **Including for the first time** ESEC figures (majority acquisition on 1/9/2000) with CHF 73 million in orders received, CHF 28 million of orders on hand, sales of CHF 141 million and operating result (EBIT) of CHF –60 million (before ordinary ESEC goodwill amortization CHF –43 million). ESEC is incorporated in the Information Technology Segment.

** **Excluding** Inficon, Large Area Coating and Didactics business activities sold last year, which together achieved CHF 285 million in orders received, CHF 209 million in orders on hand, sales of CHF 204 million and operating result (EBIT) of CHF 14 million in the first six months of 2000.

*** Includes an impairment loss of CHF 100 million for ESEC goodwill.

First six months of 2001: Increased sales on comparable basis. Cyclical factors impact business development in the Information Technology Segment, especially Semiconductors Back End (ESEC). Pleasing developments in the Surface Technology and Components and Special Systems Segments.

Dear Ladies and Gentlemen

Information technology based industries worldwide are currently experiencing a strong, largely cyclical downturn. The semiconductor industry in particular, after a boom year in 2000, is now undergoing the most dramatic downturn in its history. Other sectors are also being squeezed. The causes of the decline include an intersection of heavy investment in manufacturing capacity in 2000 with a technology and economy-driven slump in demand for the corresponding end-products. The broad Unaxis product portfolio has performed positively against this background: while there was a marked decline in the Information Technology Segment, the markets served by the Surface Technology and Components and Special Systems Segments were not or only slightly affected.

* 6/30/2001 including for the first time Semiconductors Back End (ESEC), acquired in September 2000.

Increased sales on a comparable basis – decline in orders received and EBIT

The Unaxis Corporation achieved sales of CHF 1 237 million (2000: CHF 973 million) in the first six months of 2001, corresponding to a 27 per cent increase on a comparable basis (13 per cent without the Semiconductors Back End [ESEC] Division consolidated in September 2000). This positive development is primarily due to the high level of orders on hand at the start of the year. However, the cyclical downturn in the Information Technology Segment had a very noticeable effect on orders received: on a comparable basis, this figure is down by 20 per cent to CHF 965 million (2000: CHF 1 213 million). Although orders on hand have fallen over past months, the figure of CHF 901 million (–3 per cent) at the end of June 2001 is still highly comparable with last year's (2000: CHF 925 million). Operating result before depreciation and amortization for current activities (EBITDA) was reduced on a comparable basis by only 6 per cent to CHF 142 million (2000: CHF 151 million).

Operating result from current activities of CHF 57 million is 39 per cent lower than the previous year's figure on a comparable basis (2000: CHF 93 million). This fall is primarily due to the downturn at Semiconductors Back End (ESEC), and lower sales by Data Storage.

In view of heavily falling sales at Semiconductors Back End (ESEC) and cyclical weak demand that is expected to continue well into 2002, Unaxis recognised an impairment loss for the ESEC goodwill of CHF 100 million. This impairment loss results from a detailed assessment of the current situation. Net operating result after goodwill depreciation is CHF –43 million (2000: CHF 93 million).

The sale of 90 per cent of Pilatus Flugzeugwerke AG led to an increase of Other results to CHF 92 million (2000: CHF 17 million). Despite the extraordinary goodwill depreciation of CHF 100 million, a slightly positive net income of CHF 3 million (2000: CHF 73 million) has been achieved.

Further investments in expanding market position in the Information Technology Segment

The cyclical downturn made itself felt in the Information Technology Segment: while acquisitions drove a 30 per cent increase in sales to CHF 595 million.* (2000: CHF 458 million), orders received fell 27 per cent to CHF 424 million* (2000: CHF 579 million).

In response to these developments, extensive cost reduction measures were adopted to reduce the break-even point. These included inevitable personnel adjustments. At the same time the Information Technology Segment is preparing for the upturn with ongoing enhancements and extensions to the product portfolio, stronger impetus to scheduled innovation projects, and general acceleration in the pace of innovation. Unaxis is also steadily expanding the international market position of all divisions, particularly in Asia. Acquisitions completed in the course of 2001 have brought access to technologies that help to further strengthen the Unaxis market position.

Semiconductors Front End

- The Semiconductors Front End Division was further reinforced in February 2001 by the acquisition of SPTec SA in Neuchâtel (Switzerland). This acquisition marks a major step in the direction of complete production equipment solutions for the telecommunications industry. SPTec achieved sales of CHF 0.8 million in 2000.

- In June 2001, the existing 51.4 per cent interest in Unaxis-Nextral in France was increased to 100 per cent. Unaxis-Nextral manufactures coating and etching equipment for the semiconductor industry and achieved sales of CHF 16 million in the 2000 financial year.



Unaxis Nextral is a leading provider of deposition and etching systems to the semiconductors industry.

Unaxis Data Storage

- Nimbus Technology and Engineering Ltd. (NTE) in Great Britain was acquired in mid-June 2001. Nimbus is a leader in mastering for data storage media; company sales for the previous financial year were approx. CHF 40 million.

Growth and steadily expanding market position of the Segment Surface Technology

Up to now, the economic downturn did not affect the Surface Technology Segment, which achieved 10 per cent sales growth to CHF 180 million (2000: CHF 163 million). Expansion of existing coating centers reinforced an already strong international market position. Thanks to high demand, a second coating center will begin operating in Korea at the end of the year.

Marked sales increase in the Components and Special Systems Segment

The Components and Special Systems Segment showed sales growth of 33 per cent to CHF 437 million (2000: CHF 329 million*). The Leybold Vacuum, Leybold Optics and Contraves Space Divisions achieved sales growth thanks to attractive products and good market positions, plus the high level of orders on hand at the start of the year. However, Leybold Vacuum and Leybold Optics are likewise feeling the effect of semiconductor industry developments in some business areas. Orders received declined accordingly in the first six months, down 19 per cent to CHF 356 million (2000: CHF 437 million).

Outlook for the year as a whole

Given present market conditions, it can be assumed that the cyclical downturn demand in the IT-market will continue well into next year. We are witnessing an unusually sharp downturn.

As one of the world's leading providers of manufacturing systems for the IT sector, Unaxis is not immune to market cycles. We have to expect falling sales in the Information Technology Segment, particularly as a result of developments at Semiconductors Back End (ESEC). On the other hand, current market projections indicate that both the Surface Technology and Components and Special Systems Segments should continue making good progress.

In view of recent acceleration in the effects of the cyclical downturn at Semiconductors Back End (ESEC), current trends indicate that operating result from current activities for the year as a whole will rather have the tendancy to decline relative to the first six months (6/30/2001: CHF 57 million). From today's perspective, we are confident of reaching positive net income in the wake of planned divestments, particulary in Leybold Optics.

The IT market has always been highly cyclical. The key to success is ongoing market presence with cutting-edge products to take advantage of the next upturn. Thanks to major forward investments, Unaxis will take its place at the forefront of the next



Nimbus is a leading provider of Laser Mastering Technology to the Data Storage Industry.

upturn in information technology markets. With its solid balance sheet structure (equity ratio of 48 per cent as per 6/30/2001), satisfactory liquidity and efficient cost management, Unaxis can comfortably weather even persistent downturns.

Dr. Willy Kissling
Chairman of the Board
of Directors and CEO

* 6/30/2000 **excluding** Inficon and Large Area Coating business activities sold subsequently.

Structure of the Unaxis Corporation

Unaxis		
Information Technology	**Surface Technology**	**Components and Special Systems**
Semiconductors Front End Semiconductors Back End (ESEC)* Data Storage Displays Optics Materials	Surface Technology	Leybold Vacuum Leybold Optics Contraves Space

* Unaxis owns a 56.8% interest in ESEC

Key figures Segments
(on a comparable basis)

Orders received

in CHF million



Information Technology
6/30/ 2001
6/30/ 2000
424
579
Surface Technology
6/30/ 2001
6/30/ 2000
170
168
Components and Special Systems
6/30/ 2001
6/30/ 2000
356
437

Sales

in CHF million



595
458
180
163
437
329

Operating results from current activities

in CHF million



–16
65
27
24
70
12

Information Technology

Division	**Sales 6/30/01**	Sales 6/30/00	% change	**Orders received 6/30/01**	Orders received 6/30/00	% change
						in CHF million
Semiconductors Front End	**177**	140	+26	**158**	170	–7
Semiconductors Back End (ESEC)	**141**	–	–	**73**	–	–
Data Storage	**65**	166	–61	**45**	205	–78
Displays	**95**	36	+165	**26**	86	–70
Optics	**59**	50	+18	**58**	50	+16
Materials	**58**	66	–11	**59**	68	–13

Sales by the Information Technology Segment rose 30 per cent in the first six months of 2001 to CHF 595 million (2000: CHF 458 million). Discounting the Semiconductors Back End Division (ESEC), sales of CHF 454 million are comparable with last year's result. On a comparable basis, operating result from current activities decreased by 125 per cent to CHF –16 million (2000: CHF 65 million). Without Semiconductors Back End (ESEC), the fall was 32 per cent. Orders received fell 27 per cent to CHF 424 million (CHF 579 million).

Unaxis Semiconductors Front End

Increased sales thanks to a broad product portfolio

A balanced product portfolio meant that business in the Semiconductors Front End Division was affected less than average by the semiconductor industry's cyclical downturn. Sales for the first six months of 2001 increased by 26 per cent to CHF 177 million (2000: CHF 140 million). Orders received fell 7 per cent to CHF 158 million (2000: CHF 170 million). Record orders for photomask production systems went some way towards compensating for falls in other areas. 300 mm systems for Advanced Packaging were also successfully launched in the market. Unaxis acquired SPTec SA of Neuchâtel (Switzerland) in February 2001, with the aim of extending its market position in integrated production solutions for telecommunications components. In June 2001, Unaxis increased its interest in Nextral in Grenoble (France) from 51.4 per cent to 100 per cent. Unaxis-Nextral makes coating and etching equipment for the semiconductor industry, concentrating on telecommunications and failure analysis applications. With these acquisitions, Unaxis has bought technologies that further complete its product portfolio. Semiconductors Front End will launch innovative new products in the second half of 2001, including a new system for the advanced packaging market and a new SiGe (silicon-germanium) coating process technology.

Unaxis Semiconductors Back End (ESEC)

Facing the challenge of cyclical downturns

Compared with the first six months of last year, sales by Semiconductors Back End (ESEC) fell 56 per cent to CHF 141 million (2000: CHF 320 million). Orders received fell 80 per cent to CHF 73 million (2000: CHF 365 million) on account of high semiconductor inventories and lower utilization of capacity worldwide, plus canceled orders. As ESEC is only consolidated from September 2000, these falls do not negatively impact the comparison with the previous year's Unaxis results. On the other

hand, the consolidation of the half year figures of ESEC led to an increase of sales of Unaxis to CHF 141 million respectively by 14 per cent. The CHF 60 million stated EBIT loss including other special operating costs and ordinary depreciation of the ESEC-goodwill, achieved by ESEC takes full effect on Unaxis and the Information Technology Segment. In view of the steeper cyclical downturn in the semiconductor industry and uncertain prospects for 2002, ESEC has introduced major cost-saving measures, including 250 lay-offs worldwide by the end of 2001. Taking stated one-off expenditure of CHF 35 million into account, current loss estimates for the 2001 financial year lie in the upper double-digit million area from the present-day perspective. Innovation projects remain firmly on course, so excellent products will be ready in time for the upturn.

Unaxis Data Storage

Exploiting the downturn to extend market position

In the first six months of 2001, the Data Storage Division was heavily hit by a collapsing market. Compared with last year's record figures, sales fell 61 per cent to CHF 65 million (2000: CHF 166 million). Orders received were affected by cancellation especially in the first quarter and fell by 78 per cent to CHF 45 million (2000: CHF 205 million).
Data Storage has used the downturn to extend its position, particularly in the demanding area of rewritable DVD formats. Unaxis Data Storage has shipped production equipment for all current and future rewritable DVD formats, and an initial system for storage capacities beyond 20 Gbytes.

The acquisition of Nimbus Technology and Engineering Ltd (NTE), Monmouth (Great Britain), gives Unaxis access to crucial mastering technology (2000 sales approx. CHF 40 million). The acquisition means that Unaxis Data Storage is ready to compete in future storage generations which are entering into the nanostructure arena. Unaxis can now offer high-quality solutions for present and future production requirements.

Unaxis Displays

Sales up thanks to high level of orders on hand at the end of 2000

At CHF 95 million, the Displays Division has boosted sales for the first six months of 2001 by 165 per cent compared to the previous year (2000: CHF 36 million). Orders received fell by 70 per cent to CHF 26 million (2000: CHF 86 million). This decline is market-driven, and partly attributable to heavy investment in 2000. The slow-down in orders and relatively long production lead times mean that shipments will proceed more slowly in the second half of the year.
Unaxis Displays PECVD (Plasma-Enhanced Chemical Vapor Deposition) coating systems were successfully launched in the key Taiwanese market. This will be the major technology behind the next generation of mobile displays. We expect a pick-up in orders received for coating systems for flat-panel screens and new technologies.

Unaxis Optics

Sales growth thanks to new products

Sales by the Optics Division in the first six months of 2001 rose by 18 per cent to CHF 59 million (2000: CHF 50 million) and orders received by 16 per cent to CHF 58 million (2000: CHF 50 million).
The highest growth was apparent in components for projection displays and bio-chips. Bio-chips made the transition from development to production, thus preparing the ground for significant sales growth. Optics also launched its lighting products in the USA. Demand for projection displays could well slacken in the second half of the year, since there is no foreseeable upturn in the USA economy. Reduced sales in these areas should be partially compensated by growing bio-chip and lighting business.

Unaxis Materials

Steady market share

Sales by Unaxis Materials in the first six months of 2001 were 11 per cent lower at CHF 58 million (2000: CHF 66 million), and orders received fell by 13 per cent to CHF 59 million (2000: CHF 68 million), both as a consequence of general cooling in the marketplace. The earnings situation improved considerably thanks to cost-cutting measures introduced last year, plus the introduction of a new coating material. Unaxis Materials has further extended its market position and considerably improved production processes. Optics sales rose thanks to greater demand for fiber-optic applications.

Surface Technology

	Sales 6/30/01	Sales 6/30/00	% change	**Orders received 6/30/01**	Orders received 6/30/00	% change
in CHF million	**180**	163	+10	**170**	168	+1

Sales by the Surface Technology Segment in the first six months of 2001 were CHF 180 million (2000: CHF 163 million): a 10 per cent rise. Operating result from current activities showed pleasing growth of 16 per cent to CHF [illegible] million (2000: CHF 24 million).

Growth and steadily expanding market position

Tool and components coating contributed equally to increased sales. The global economic slow-down affected only USA sales. This required compensation in the form of a short-term capacity adjustment; further measures have been introduced to increase USA earnings and market penetration. Recently established national subsidiaries (Korea, Brazil, Austria and Mexico) showed annual growth rates of more than 50 per cent. In response to high demand, a second coating center in Korea will begin operating in late 2001.
In components coating, rising demand for diesel engines led to the acquisition of further projects, entailing major investments in automation and additional manufacturing capacity. "BALINIT DLC" carbon coating introduced in late 2000 has proved particularly effective with highly-stressed machine parts and is likely to generate further customer projects. The newly launched "BALINIT Futura Top" coating achieved initial market successes, for example in steel drilling – further evidence of ongoing innovation at Surface Technology.

Components and Special Systems

Division	**Sales 6/30/01**	Sales 6/30/00	% change	**Orders received 6/30/01**	Orders received 6/30/00	% change
Leybold Vacuum	**232**	214	+7	**213**	243	–12
Leybold Optics	**143**	62	+131	**87**	126	–31
Contraves Space	**58**	50	+16	**52**	66	–21

in CHF million

The Components and Special Systems Segment achieved sales of CHF 437 million (2000: CHF 329 million*) in the first six months of 2001: a 33 per cent rise. The operating result from current activities rose significantly by 483 per cent to CHF 70 million (2000: CHF 12 million*). Market conditions caused a 19 per cent fall in orders received to CHF 356 million (2000: CHF 437 million*).

* 6/30/2000 **excluding** Inficon and Large Area Coating sold subsequently.

Leybold Vacuum

Sales growth thanks to a balanced product portfolio

The high level of orders on hand at the end of 2000 meant that the Leybold Vacuum Division increased sales for the first half of 2001 by 7 per cent to CHF 232 million (2000: CHF 214 million), while orders received fell by 12 per cent to CHF 213 million (2000: CHF 243 million). This was mainly a consequence of weakening demand from the semiconductor market, which accounts for around 25 per cent of business volume. All other areas are near or above the previous year's levels. New business with evacuation systems used for picture tube manufacture and numerous product launches actually resulted in higher market share, particularly for coating technology, despite the decline in digital storage media. In the second half of 2001, Leybold Vacuum will be adapting its structures to continued weakness in the semiconductor industry. However, focused development of engineering capacity and new product introductions will prepare the ground in readiness for the coming upturn.

Leybold Optics

Marked sales increase thanks to good market positioning

The first six months of 2001 brought a marked 131 per cent rise in sales to CHF 143 million (2000: CHF 62 million). This very pleasing development is attributable to the high level of orders on hand at the start of the year, particularly from the telecommunications market. Orders received fell by 31 per cent to CHF 87 million (2000: CHF 126 million). Leybold Optics has successfully launched the new generation of Syrus Pro systems, and now offers complete solutions for the ophthalmic market. The Ophthalmic & Health sector shows pleasing development, particularly in North America. Leybold Optics has further extended its market position in the Reflection & Protection sector. Scheduled innovation projects, particularly for telecommunications, are pressing ahead in preparation for further future growth.

Contraves Space

Sales growth thanks to new customers

In the first half of 2001, Contraves Space increased sales by 16 per cent to CHF 58 million (2000: CHF 50 million), while orders received fell 21 per cent to CHF 52 million (2000: CHF 66 million).
Contraves Space shipped the flight model of a DFMS (Double Focussing Mass Spectrometer) for scientific investigation of the Wirtanen comet to the Physics Institute at Berne University (Switzerland) on time, and to the customer's complete satisfaction. In the area of payload fairings for the Atlas V project, there were successful separation and static load tests on the CFLR deck (Centaur Forward Load Reactor Platform). These tests mark a major milestone in the qualification program for deploying the payload fairings in Lockheed Martin's V-500 launch vehicle. Thanks to a highly efficient production and test phase, the structure for the "Mars Express" scientific satellite was delivered on time to the customer, Astrium. The satellite operator Eurasiasat is evaluating the use of Contraves Space optical terminals on its next fleet of Telkom satellites. Contraves space is also well positioned to secure a considerable share in future European Space Agency (ESA) programs.

Consolidated income statement

in CHF million

	Total		Core businesses		Discontinuing operation (Pilatus)	
	6/30/ 2001	6/30/ 2000	**6/30/ 2001**	6/30/ 2000	**6/30/ 2001***	6/30/ 2000**
Sales	**1 237**	1 358	**1 237**	1 177	**–**	182
Operating expenses	**–1 153**	–1 249	**–1 153**	–1 062	**–**	–188
Amortization of goodwill on subsidiaries	**–27**	–8	**–27**	–8	**–**	0
Operating result from current activities	**57**	101	**57**	107	**–**	–6
Impairment loss for goodwill on subsidiaries	**–100**	–	**–100**	–	**–**	–
Operating result (EBIT)	**–43**	101	**–43**	107	**–**	–6
Financial result	**–12**	–10	**–12**	–8	**–**	–2
Other result	**92**	17	**11**	11	**81**	6
Result before taxes	**37**	108	**–44**	110	**81**	–2
Income taxes	**–53**	–33	**–38**	–33	**–15**	0
Net income/loss including minority interests	**–16**	75	**–82**	77	**66**	–2
Minority interests	**19**	–2	**19**	–2	**–**	0
Net income/loss	**3**	73	**–63**	75	**66**	–2
Net income/loss per registered share in CHF	**0.23**	5.52				
Recorded directly against shareholders' equity:						
Conversion differences	**44**	5				
Dividends paid	**–34**	–				
Restatement IAS 39 as per 1/1/2001	**84**	–				
Subsequent recognition acc. to IAS 39	**11**					
Purchase of treasury shares	**–13**	–				
Transactions with minority shareholders	**4**	–6				
Net income/loss including minority interests	**–16**	75				
Change in shareholders' equity including minority interests	**80**	74				

* As a result of selling Pilatus on 1/1/2001, these figures include only the gain of the Pilatus sale (including a proportional share of tax expense).

** Pilatus only, plus gain from the sale of Hotel Zürich in Other result.

Consolidated balance sheet

in CHF million

	Total		Core businesses		Discontinuing operation (Pilatus)	
	6/30/ 2001	12/31/ 2000	**6/30/ 2001**	12/31/ 2000	**6/30/ 2001**	12/31/ 2000
Current assets	**1 828**	2 108	**1 828**	1 782	**-**	326
Non-current assets	**1 538**	1 600	**1 538**	1 546	**-**	54
Assets	**3 366**	3 708	**3 366**	3 328	**-**	380
Current liabilities	**1 142**	1 305	**1 142**	1 115	**-**	190
Long-term liabilities	**475**	734	**475**	690	**-**	44
Liabilities	**1 617**	2 039	**1 617**	1 805	**-**	234
Minority interests	**135**	165	**135**	165	**-**	0
Shareholders' equity	**1 614**	1 504	**1 614**	1 358	**-**	146
Liabilities and shareholders' equity	**3 366**	3 708	**3 366**	3 328	**-**	380

Accounting principles

The interim financial closing was prepared in accordance with International Accounting Standards (IAS). Accounting principles used in the 2000 Annual Report have been applied without change, except for the new requirements stipulated by IAS 39 "Financial Instruments: Recognition and Measurement".

Initial application of IAS 39

Of the CHF 84 million restated increase in shareholders' equity per 1/1/2001, revaluation of "Other Investments" and loans receivable to their higher market value account for CHF 76 million, with a further CHF 8 million due to valuation of foreign currency derivatives. Although such derivatives are solely for hedging purposes, the optional "hedge accounting principles" according to IAS have not been applied on simplicity grounds. The implementation of this standard is not yet complete; but any further revaluations will not be material.

Sales

The decline in sales due to divestments amounted to CHF 386 million. In the core businesses, sales increased by 27 per cent, or conversion adjusted by 29 per cent. CHF 141 million, or 14 per cent of the increase in sales is attributable to the first-time inclusion of ESEC in the semi-annual figures.

Other result

The increase in the Other result is due to the gain from the sale of 90 per cent of Pilatus Flugzeugwerke AG, Stans.

Consolidated statement of changes in financial position

in CHF million

	Total		Core businesses		Discontinuing operation (Pilatus)	
	6/30/ 2001	6/30/ 2000	**6/30/ 2001**	6/30/ 2000	**6/30/ 2001**	6/30/ 2000
Net income/loss incl. minority interests	**–16**	75	**–82**	77	**66**	–2
Reclassification of part of result			**66**	8	**–66**	–8
Depreciation (incl. impairment loss)	**189**	67	**189**	64	**–**	3
Increase (+), decrease (–) in provisions	**7**	28	**7**	20	**–**	8
Losses (+), gains (–) from equity investments	**0**	–7	**0**	–7	**–**	0
Losses (+), gains (–) from sales of non-current assets	**–89**	–9	**–89**	–11	**–**	2
Decrease (+), increase (–) in net current assets*	**72**	–31	**72**	–5	**–**	–26
Net funds from/used by operations*	**163**	123	**163**	146	**–**	–23
Net funds from/used by investing activities	**124**	–485	**124**	–484	**–**	–1
Net funds from/used by financing activities*	**–168**	–11	**–168**	–18	**–**	7
Conversion adjustments	**6**	7	**6**	7	**–**	0
Increase (+), decrease (–) in cash and cash equivalents	**125**	–366	**125**	–349	**–**	–17
Increase (–), decrease (+) in financial debts from purchase/sale of subsidaries	**54**	24	**54**	–10	**–**	34
Repayment of (+), increase in (–) financial debts	**148**	5	**148**	14	**–**	–9
Increase (+), decrease (–) in net liquidity	**327**	–337	**327**	–345	**–**	8

* Previous year's figures adjusted to reflect new classification of treasury shares.

Statement of changes in financial position

The increase in net funds from operations is due in particular to the decrease in net current assets. The net funds from investing activities are mainly a result of the sale of Pilatus Flugzeugwerke AG that generated proceeds of more than CHF 200 million. Unlike last year's accounting period, which included major acquisitions (Plasma-Therm, USA, Balzers Elay, Spain, and a partial payment for ESEC), this year includes in addition only an increased interest in Nextral SA, France, from 51 to 100 per cent at a price of CHF 9 million. Overall net liquidity could thus be improved by 327 to CHF 501 million.

Events after the balance sheet date

The acquisition of Nimbus Technology and Engineering Ltd in Monmouth, Great Britain, in June this year is not included in this statement on practicability grounds (160 employees, CHF 40 million sales in 2000).

Impairment loss for ESEC goodwill

An impairment test was instigated on the grounds of a sharp decline in ESEC sales and cyclical weak demand that is expected to persist well into 2002. From today's perspective, the test indicated an impairment loss of approx. CHF 100 million or 29 per cent of the existing book value of CHF 343 million. After recognition of this impairment loss the remaining goodwill amount for ESEC is CHF 243 million.

Segment information

(Prior year figures including business activities sold)

in CHF million

Core businesses	Information Technology		Surface Technology		Components and Special Systems		Others*	
1st six months	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Orders received	**424**	579	**170**	168	**356**	699	**15**	52
Orders on hand	**400**	469	**10**	11	**472**	607	**19**	47
Sales	**595**	458	**180**	163	**437**	505	**25**	51
Operating result (EBIT)	**–16**	65	**27**	24	**70**	30	**–124**	–12
Net assets	**1 051**	348	**244**	227	**131**	194	**–65**	282
Number of employees at end of period	**3 403**	2 099	**1 841**	1 729	**2 488**	3 157	**439**	685
Research and development	**68**	34	**7**	6	**27**	39	**1**	3

Total (incl. discontinuing activities)	Total Core businesses		Pilatus (sold 1/1/2001)		Total	
1st six months	**2001**	2000	**2001**	2000	**2001**	2000
Orders received	**965**	1 498	**–**	301	**965**	1 799
Orders on hand	**901**	1 134	**–**	272	**901**	1 406
Sales	**1 237**	1 177	**–**	182	**1 237**	1 358
Operating result (EBIT)	**–43**	107	**–**	–6	**–43**	101
Net assets	**1 361**	1 051	**–**	223	**1 361**	1 273
Number of employees at end of period	**8 171**	7 670	**–**	1 101	**8 171**	8 771
Research and development	**103**	82	**–**	17	**103**	99

* **Operating result (EBIT)** for 2001 includes the impairment loss of CHF 100 million for the ESEC goodwill.

Share listing

The registered shares of Unaxis Holding AG are listed on the SWX Swiss Exchange and are traded on the pan-European Virt-x Blue Chip platform. Unaxis shares are incorporated in the SMI (Swiss Market Index).

Equity number: 81 682
Symbol: UNAX

Agenda

November 5, 2001	2001 third-quarter press release
February 12, 2002	2001 key figures press release (without detailed results)
March 25, 2002	Balance sheet press and analysts' conference, Savoy Hotel, Zürich
May 7, 2002	Annual Shareholders' Meeting, Kultur- und Kongresszentrum, Lucerne

Share data	6/30/2001 1st half of 2001	6/30/2000 1st half of 2000
Net income per share	CHF 0.23	CHF 5.52
Equity per share	CHF 123	CHF 85
Share price development		
High	CHF 393	CHF 465
Low	CHF 243	CHF 300
Period end	CHF 253	CHF 443
Market capitalization		
High	CHF 5 176 million	CHF 6 124 million
Low	CHF 3 200 million	CHF 3 951 million
Period end	CHF 3 332 million	CHF 5 834 million

Unaxis Holding Ltd
Unaxis Management Ltd

Investor Relations
Telephone +41 1 360 96 21
Fax +41 1 363 72 60
E-Mail investor.relations@unaxis.com

Media Relations
Telephone +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail media.relations@unaxis.com

The English version is a translation of the binding German version.

unaxis

making IT possible

Media Release

Unaxis Holding AG 28th Ordinary General Meeting, May 22, 2001

Lucerne, May 22, 2001 – **The Unaxis Holding AG General Meeting held today approved all the motions submitted by the Board of Directors.**

A large majority of the 539 shareholders present at the meeting voted in favor of all the motions tabled by the Board of Directors, including approval of the 2000 Company Report and a proposed dividend of SFr. 2.– per registered share with CHF 20.– par value. The Board of Directors was discharged and its present members – Dr. Pius Baschera, Dr. Willy Kissling, Peter Küpfer, Dr. Markus Rauh, Jack Schmuckli, Dr. Lothar Späth and Bruno Widmer – re-elected for a further 3-year term of office. Ernst & Young AG were likewise re-elected as company and corporate auditors.

Prospects for 2001

Herr Dr. Willy Kissling, president of the Board of Directors and CEO, discussed prospects for the current year in his address to the meeting.

Market conditions

The cyclical downturn in information technology markets is proving persistent. This impacts the Unaxis information technology segment, particularly – as announced earlier – the Semiconductors Back End and Data Storage divisions. Positive development is expected for the other information technology divisions.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

Sales

There are two reasons why this development will have a less severe impact on corporate sales. First, Unaxis began the 2001 financial year with a very large number of orders on hand in certain areas. Second, figures for Semiconductors Back End (ESEC) were only consolidated in September 2000. As a result, first-half sales are expected to rise above comparable figures for the previous year. However, the cyclical downturn at Semiconductors Back End (ESEC) will make itself felt in the second half of the year and – together with the cyclical downturn in the Data Storage Division – is likely to diminish sales of the Information Technology segment. The Surface Technology and Components and Special Systems segment is expected to develop well and thus at least compensate for falling sales in the Information Technology segment.

Operating result

Expectations are gloomier where operating results are concerned. The divisions hit by the downturn – Semiconductors Back End (ESEC) und Data Storage – also happen to have high profit margins. Given the significant fall in operating results for these divisions, we anticipate no more than a slightly positive result for the information technology segment. We expect this to be partially offset by good development in other segments.

Corporate results

As things stand at present, considerable divestment proceeds will again be a likely feature of the 2001 corporate results, although not on the scale witnessed in the previous year.

Well prepared for downturn and subsequent recovery

Unaxis has been and indeed remains well prepared to weather this cyclical downturn, thanks in part to focussed efforts during 2000 at achieving a significantly extended position in its core markets, consistent marketing efforts, and efficient cost management.

Unaxis is also admirably positioned and prepared for the inevitable recovery, thanks to the introduction in the second half of 2001 of new products at the leading edge of technology that will give our customers certain lucrative competitive advantages. Correspondingly strong results may then be expected once more. We do not expect stimula-

Unaxis Management AG Telephone +41 (0)1 360 96 09
Hofwiesenstrasse 135 Fax +41 (0)1 360 96 53
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

tion of demand in the Information Technology market before the fourth quarter of this year.

Unaxis is a globally active leading provider of production systems and services for selected markets in the domain of information technology including semiconductors, data storage, flat-screen displays and optical components.

Unaxis Corporate Communications
Unaxis Management AG
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: media.relations@unaxis.com

Unaxis Investor Relations
Unaxis Management AG
Dr. Beat Baumgartner
Tel. +41 1 360 96 20
Fax +41 1 363 72 60
E-Mail: investor.relations@unaxis.com

02 FEB 12 AM 8:24

making IT possible

Press Release

Unaxis acquires Nimbus Technology and Engineering Ltd

Zurich, Monmouth, 13 June 2001, Unaxis is pleased to announce the acquisition of 100% of the shares of Nimbus Technology and Engineering Ltd (NTE) in Monmouth, U.K. NTE is a leading provider of Laser Mastering Technology to the Data Storage Industry. The Mastering process is a critical technology for the production of advanced Data Storage Media such as prerecorded, recordable and rewritable CDs and DVDs. Last year's turnover was around CHF 40 Mio. The parties agreed not to disclose the purchase price.

The Unaxis general strategy is to be a solution provider, specifically for rewritable media. This acquisition of Nimbus is a strategic step for Unaxis towards the goal of providing advanced production solutions. Renamed, Unaxis Nimbus, the company will be a wholly owned subsidiary within the Unaxis Data Storage Division.

Dr. Gregor Strasser, Vice President of Unaxis and Head of the Unaxis Data Storage Division comments:
"The NTE acquisition empowers the Unaxis Data Storage Division to offer advanced total solutions to meet current and future production requirements of the Data Storage Industry. Synergies are mainly seen in the areas of technology, production and the common use of a world-wide sales and customer support organization. The move is also in line with the Unaxis strategy to expand its position in attractive IT markets."

In the last year NTE successfully developed and introduced the "Pi Integrated Mastering System". A fully automatic Mastering System for CDs and DVDs, Pi is the first to use blue laser diodes instead of conventional gas lasers. This unique technology has set new standards in cost of ownership, size and ease of use. A total of 16 Pi systems has already been shipped to customers in Asia, Europe and the United States.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

Also under development by NTE is a vacuum based “Electron Beam” Mastering system. Writing the very small features required in future formats with an e-beam rather than a laser shows high promise and opens up major opportunities. NTE is already shipping EBRs to industry leaders preparing next generation optical and magnetic storage media in the range of 20 to 100+ Gbyte capacity.

Organization

We are pleased that the existing Management Team and employees will stay with Unaxis Nimbus. The company offices will remain at its Headquarters in the UK.

Unaxis is a leading global provider of manufacturing systems and services for selected segments of the information technology market, such as semiconductors, data storage devices, flat panel displays and optical components.

For further information, please contact:

Corporate Communications
Unaxis Management Ltd
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: media.relations@unaxis.com

Unaxis Data Storage Division
Unaxis Balzers Ltd
Cornelia Kegele
Tel. +423 388 52 43
Fax +423 388 65 39
E-Mail: info.datastorage@unaxis.com

Or visit our websites:
www.unaxis.com
www.datastorage.unaxis.com
www.nimbus.ltd.uk

unaxis
making IT possible

Press Release

Developments of Unaxis Corporation in the 1st half of 2001: sales up 27% – cyclical downturn in orders received and operating result for 2001

Zurich, 9 July 2001, Unaxis recorded **sales** of CHF 1,237 million (2000: CHF 973 million) in the first half of 2001, corresponding on a comparable basis to a 27% rise on the previous year (+13% discounting Semiconductors Back End (ESEC) sales consolidated in September 2000). This pleasing development stems mainly from the healthy level of orders on hand at the year's outset.

On the other hand, there has been a clearly noticeable cyclical downturn in the Unaxis Information Technology Segment, with **orders received** down by 20% overall on a comparable basis, to CHF 965 million (2000: CHF 1,213 million). The situation at Semiconductors Back End (ESEC) in particular has deteriorated over recent months. ESEC is therefore adjusting capacity to meet considerably reduced business volume, which will lead to the loss of 250 jobs worldwide.[1]

Although **orders on hand** have fallen over past months, the figure of CHF 901 million (-3%) on a comparable basis at the end of June 2001 is nonetheless similar to last year.

Prospects for the year 2001

The cyclical downturn in the semiconductor industry and at Data Storage has correspondingly impacted Unaxis as an equipment provider. We anticipate a fall in **sales** for the Information Technology Segment as a whole, caused mainly by business developments at Semiconductors Back End (ESEC) and Data Storage. The Surface Technology and Components and Special Systems Segments nonetheless look set for continued positive development, which should at least partially compensate for lower sales in the Information Technology Segment.

---

[1] Please refer to Media Release of ESEC, 9 July 2001

In contrast with projected sales, the expected **operating result** is not so favorable, because the divisions hardest hit by the decline – Semiconductors Back End (ESEC) and Data Storage – also generate the highest profit margins. The latest developments and forecasts lead us to expect a negative operating result for the Information Technology Segment in 2001. Extensive cost reduction measures were already taken several months ago. We anticipate good operating results from Surface Technology and Components and Special Systems, in line with positive sales development in these Segments. Current projections indicate an overall operating result for the current year in the upper double-digit CHF million area.

Well prepared for cyclical ups and downs

Given the state of the market, our current expectation is for the information technology market's cyclical downturn to persist well into next year.

Unaxis has been and remains well prepared for this cyclical downturn in the IT market, thanks to a variety of factors including strong and focused extension of its position in 2000, consistent marketing efforts, and the introduction of efficient cost management. Unaxis is also very well positioned and equipped to benefit from the next inevitable upturn, not least due to the planned introduction of new products at the leading edge of technology that will offer our customers interesting competitive advantages.

The 2001 semi-annual report will be published on 28 August 2001.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 1 360 96 09
Fax +41 1 360 96 53
www.unaxis.com

Unaxis is a global provider of manufacturing systems and services for selected information technology markets – such as semiconductors, data storage, flat panel displays and optical components.

For further information please contact:

Unaxis Management AG
Corporate Communications
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

02 FEB 12 AM 8:3

unaxis

making IT possible

Press Release

Unaxis acquires 100% of Unaxis-Nextral

Zurich Switzerland, July 18, 2001 – Unaxis increases its share in Unaxis-Nextral, Grenoble (France) from 51.4% to 100%. Unaxis-Nextral is a leading provider of deposition and etching systems to the semiconductor industry, particularly in the telecommunications sector and for failure analysis applications. With 47 employees Unaxis-Nextral achieved a turnover of CHF 16 million in 2000. Unaxis-Nextral has tripled its turnover since 1996 – the year Unaxis took the majority share in the business.

The acquisition of 100% of the shares allows further harmonization of the Unaxis Semiconductors Front End product portfolio and integrates well into the Division's overall strategy. The goal of Unaxis Semiconductors Front End is to provide its clients with innovative and reliable production solutions in high-growth markets.

Dr. Martin Bader, Vice President of Unaxis and Division Head of Unaxis Semiconductors Front End: "The outright acquisition of Unaxis-Nextral will enable us to completely integrate the company into our global organization and to continually expand our business. Most importantly for our customers: all sales and service contacts remain unchanged."

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich

Telephone +41 360 96 96
Fax +41 360 96 53
www.unaxis.com

Unaxis is a leading global provider of manufacturing systems and services for selected segments of the information technology market, such as semiconductors, data storage devices, flat panel displays and optical components.

For further information:

Unaxis Corporate Communications
Unaxis Management Limited
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: media.relations@unaxis.com

Unaxis Semiconductors Front End
Unaxis Balzers Limited
Juerg E. Steinmann
Tel. +423 388 45 15
Fax +423 388 65 39
E-Mail: juerg.steinmann@unaxis.com

6

unaxis

making IT possible

Press Release

First six months of 2001 of Unaxis
Increased sales on comparable basis. Cyclical factors impact business development in the Information Technology Segment, especially Semiconductors Back End (ESEC). Pleasing developments in the Surface Technology and Components and Special Systems Segments.

Zurich, August 22, 2001 - The Unaxis Corporation achieved **sales** of CHF 1 237 million in the first six month of 2001, corresponding to a 27 per cent increase on a comparable basis (2000: CHF 973 million). (Without the Semiconductors Back End (ESEC) Division consolidated as of September 2000, the increase would correspond to a plus of 13 per cent.) This positive development is primarily due to the high level of orders on hand at the start of the year. However, the cyclical downturn in the Information Technology Segment had a very noticeable effect on **orders received**: on a comparable basis, this figure is down by 20 per cent to CHF 965 million (2000: CHF 1 213 million). Although orders on hand have fallen over past months, the figure of CHF 901 million (-3 per cent) at the end of June 2001 is still highly comparable with last year's (2000: CHF 925 million).

Operating result for current activities before depreciation and amortization (EBITDA) was reduced on a comparable basis by only 6 per cent to CHF 142 million (2000: CHF 151 million). **Operating result from current activities** of CHF 57 million is 39 per cent lower than the previous year's figure on a comparable basis (2000: CHF 93 million). This fall is primarily due to the downturn at Semiconductors Back End (ESEC), and lower sales by Data Storage.

In view of heavily falling sales at Semiconductors Back End (ESEC) and cyclical weak demand that is expected to continue well into 2002, Unaxis recognized an impairment loss for the ESEC goodwill of CHF 100 million. This impairment loss results from a detailed assessment of the current situation. After this extraordinary goodwill

 depreciation, **the operating result (EBIT)** amounts to CHF –43 million (2000: CHF 93 million).

The sale of 90 per cent of Pilatus Flugzeugwerke AG led to an increase of Other results to CHF 92 million (2000: CHF 17 million). Despite the extraordinary goodwill depreciation of CHF 100 million, a slightly positive **net income** of CHF 3 million (2000: CHF 73 million) has been achieved.

Further investments in expanding market position in the Information Technology Segment

The cyclical downturn made itself felt in the Information Technology Segment: while acquisitions drove a 30 per cent increase in sales to CHF 595 million.[1] (2000: CHF 458 million), orders received fell 27 per cent to CHF 424 million [1](2000: CHF 579 million).

In response to these developments, extensive cost reduction measures were adopted to reduce the break even point. These included inevitable personnel adjustments. At the same time the Information Technology Segment is preparing for the upturn with ongoing enhancements and extensions to the product portfolio, stronger impetus to scheduled innovation projects and general acceleration in the pace of innovation. Unaxis is also steadily expanding the international market position of all divisions, particularly in Asia. Acquisitions completed in the course of 2001 (SPTec SA, Nextral and Nimbus Technology and Engineering Ltd.) have brought access to technologies that help to further strengthen the Unaxis market position.

Growth and steadily expanding market position at Surface Technology

Up to now, the economic downturn did not affect the Surface Technology Segment, which achieved 10 per cent sales growth to CHF 180 million (2000: CHF 163 million). Expansion of existing coating centers reinforced an already strong international market position. Thanks to high demand, a second coating center will begin operating in Korea at the end of the year.

Unaxis Management AG Telephone +41 1 360 96 09
Hofwiesenstrasse 135 Fax +41 1 360 96 53
P.O. Box 1309 www.unaxis.com
CH 8021 Zürich

Marked sales increase in the Components and Special Systems Segment

The Components and Special Systems Segment showed sales growth of 33 per cent to CHF 437 million (2000: CHF 329 million [1]). The Leybold Vacuum, Leybold Optics and Contraves Space Divisions achieved sales growth thanks to attractive products and good market positions, plus the high level of orders on hand at the start of the year. However, Leybold Vacuum and Leybold Optics are likewise feeling the effect of semiconductor industry developments in some business areas. Orders received declined accordingly in the first six months, down 19 per cent to CHF 356 million (2000: CHF 437 million).

Outlook for the year as a whole

Given present market conditions, it can be assumed that the cyclical downturn in demand in the IT markets will continue well into next year. We are witnessing an unusually sharp downturn. As one of the world's leading providers of manufacturing systems for the IT sector, Unaxis is not immune to market cycles. We have to expect falling sales in the Information Technology Segment, particularly as a result of developments at Semiconductors Back End (ESEC). On the other hand, currents market projections indicate that both the Surface Technology and Components and Special Systems Segment should continue making good progress.

In view of recent acceleration in the effects of the cyclical downturn at Semiconductors Back End (ESEC), current trends indicate that operating result from current activities for the year as a whole will rather have the tendency to decline relative to the first six months (6/30/2001: CHF 57 million). Therefore, we are confident we will reach a positive net income in the wake of planned divestments, particularly in Leybold Optics.

The IT market has always been highly cyclical. The key to success is ongoing market presence with cutting edge products to take advantage of the next upturn. Thanks to major forward investments, Unaxis will take its place at the forefront of the next upturn in information technology markets. With its solid balance sheet structure (equity ratio of

---

[1] 6/30/2000 excluding the business activities sold in 2000 of Inficon and Large Area Coating.

Unaxis Management AG Telephone +41 1 360 96 09
Hofwiesenstrasse 135 Fax +41 1 360 96 53
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

48 per cent as per 6/30/2001), satisfactory liquidity and efficient cost management, Unaxis can comfortably weather even persistent downturns.

Unaxis is a global provider of manufacturing systems and services for selected information technology markets – such as semiconductors, data storage flat-panel displays, and optical components.

Please find the entire half year report on: www.unaxis.com.

Enclosure:

Key Figures Semi Annual 2001

For further information:

Unaxis Management AG
Corporate Communications
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-Mail: investor.relations@unaxis.com

Key Figures 1st Half-year 2001

Corporation net total in CHF million	6/30/2001	6/30/2000
Sales	1 237	1 358
Operating results before depreciation and amortization (EBITDA)	142	167
Operating results	57	101
Extraordinary goodwill depreciation (impairment)	-100	0
Operating result (EBIT)	-43	101
Other result	92	17
Income before taxes	37	108
Net income	3	73
Net funds resulting from operations	163	123
	6/30/2001	**12/31/2000**
Total assets	3 366	3 708
Shareholders' equity	1 614	1 504
in % of total assets	48%	41%
Net liquidity	501	174

Business development on a comparable basis	6/30/2001*	30.6.2000**
Orders received	965	1 213
- Information Technology	424	579
- Surface Technology	170	168
- Components and Special Systems	356	437
- Others	15	29
Orders on hand	901	925
Sales	1 237	973
- Information Technology	595	458
- Surface Technology	180	163
- Components and Special Systems	437	329
- Others	25	23
Operating results before depreciation and amortization (EBITDA)	142	151
in % of sales	11%	16%

Unaxis Management AG Telephone +41 1 360 96 09
Hofwiesenstrasse 135 Fax +41 1 360 96 53
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

Business development on a comparable basis

	6/30/2001*	30.6.2000**
Operating results from current activities	57	93
in % of sales	5%	10%
in % of net assets (RONA)	8%	20%
– Information Technology	-16	65
– Surface Technology	27	24
– Components and Special Systems	70	12
– Others	-24	-8
Operating result (EBIT)	-43***	93
Net assets	1 361	911
Capital expenditure in fixed assets	85	59
Research and development	103	65
Personnel expense	393	309
Number of employees at end of accounting period	8 171	6 469

* Including for the first time ESEC figures (majority acquisition on 9/1/2000) with CHF 73 million in orders received, CHF 28 million of orders on hand, sales of CHF 141 million and operating result of CHF -60 million (before ordinary ESEC goodwill amortization CHF -43 million). ESEC is incorporated in the Information Technology Segment.

** Excluding Inficon, Large Area Coating and Didactics business activities sold last year, which together achieved CHF 285 million in orders received, CHF 209 million in orders on hand, sales of CHF 204 million and EBIT of CHF 14 million in the first six months of 2001.

*** Includes an extraordinary CHF 100 million partial depreciation of ESEC goodwill (impairment loss).

Unaxis Management AG Telephone +41 1 360 96 09
Hofwiesenstrasse 135 Fax +41 1 360 96 53
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

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Media release

Unaxis adapts to harsher market conditions

Zurich, October 2nd 2001. Due to the severe decline in the information technology market, Unaxis has to assume at present that cyclically related weakness in demand will continue far into next year. The extent of the decline is extraordinary, and it is being exacerbated by current developments in the world economy. As a globally leading provider of manufacturing systems for select information technology markets, Unaxis cannot escape this unfavorable developments. Consequently, the Unaxis Corporation is adapting its structures and capacity to the new market conditions and has introduced cost reduction measures. Among those steps is the unfortunately unavoidable elimination of 600 jobs worldwide by the end of 2002 from Unaxis total workforce of 8,000 employees. The reduction in workforce will affect all functional levels and wherever possible, is to be accomplished via normal attrition or early retirement. Approximately 190 jobs will be affected at locations in Switzerland and Liechtenstein. Of those reductions up to 90 will unfortunately involve layoffs. A severance plan for all employees affected is being developed.

Fundamentally, a high degree of cyclicality has always been an inherent law of the IT marketplace. In the wake of a growth phase that extended over several years, the industry is today mired in a cyclical downturn of longer duration. The decrease of order intake already alluded to in our Semi Annual Report has continued, especially in the Information Technology Segment. From a long-term point of view, however, the markets of the Information Technology show a growth potential above average. Unaxis is determined to focus on maintaining and expanding its existing customer base and international market position. The company is simultaneously strengthening its innovative power in order to be successfully positioned with technologically leading products during the next market upswing.

Unaxis is a globally leading provider of manufacturing systems and services for select information technology markets, such as semiconductors, data storage, flat-panel displays and optical components.

For further information, please feel free to contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

unaxis
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Media release

Unaxis 3rd quarter 2001: Downturn in information technology market and deteriorating global economic situation lead to marked decline in third-quarter orders received and sales. Positive operating result from current activities excluding ESEC* is anticipated for entire 2001 financial year. If ESEC results included, Corporation-wide operating loss is to be assumed. Comprehensive measures for sustainable cost reduction have been introduced.

Zurich, November 5, 2001 - The Unaxis Corporation recorded a 30 percent decline in third-quarter **orders received** and a 22 decrease in **sales** in comparison to the prior quarter.

- In the **Segment Information Technology**, the third quarter witnessed a 40 percent drop in orders received versus Q2 2001. On a quarterly comparison basis, sales fell by 23 percent. Orders received by Data Storage and ESEC continued at very low rates. The Division Semiconductors Front End is also being increasingly confronted with a decline in orders received.

  On a cumulative basis, sales (excluding ESEC) as of September 30, 2001, stood only 7 percent lower than in the comparable prior-year period, declining from CHF 684 million to CHF 636 million – this in spite of a considerable decrease in volume at Data Storage.

- In the **Segment Surface Technology**, the sales decline of 8 percent in comparison to the previous quarter is primarily attributable to seasonal factors. Cumulative sales as of September 30, 2001, rose 8 percent from CHF 239 million in Q3 2000 to the current level of CHF 257 million.

---

* See ESEC media release of November 5, 2001

- In the **Segment Components and Special Systems**, orders received fell in comparison to the previous quarter by 30 percent, with sales declining by 25 percent. Here, there were aperiodic influences that also played a role. Cumulative sales as of September 30, 2001, rose 17 percent from CHF 508 million in Q3 2000 to the current reading of CHF 596 million.

Outlook 2001: Positive operating result from current activities excluding ESEC despite declining sales expected

Sales expectations of Unaxis for the entire 2001 financial year lie below those of the prior year on a comparable basis*. With the exclusion of ESEC, a positive operating result from current activities is expected.

- In the **Segment Information Technology**, Unaxis (if ESEC results are excluded) is anticipating a nearly breakeven operating result from current activities despite the marked drop in sales at Data Storage.

- In the **Segment Surface Technology**, expectations for results are to be roughly in line with prior-year readings in spite of economically related weakness.

- In the **Segment Components and Special Systems** Unaxis is reckoning with a higher year-on-year operating result despite a certain weakness of the market.

ESEC foresees sales for the current year – on an annualized basis of calculation – coming in at levels that are less than one-third of those recorded in the previous year. The consequence will be a significantly negative operating result for its entire 2001 financial year.

---

* No longer included in the comparative figures for 2000 are divested business operations of Inficon, Large Area Coating, Leybold Didactics and Pilatus.

If the losses at ESEC are included, a negative operating result from current activities can be expected for the 2001 financial year. The operating result (EBIT) of the Unaxis Corporation will be further impacted by restructuring costs and the extraordinary writedown of goodwill (impairment of investment in ESEC), and on the whole will be clearly negative.

Taking into account the previously completed divestitures, as well as those still planned (in particular, that of Leybold Optics), and excluding any further extraordinary writedowns of goodwill, Unaxis anticipates that it will achieve a positive net income for the 2001 financial year.

Comprehensive measures for sustainable cost-reduction measures initiated

Due to the unusually dramatic downturn in the information technology market, Unaxis is currently going on the assumption that the related weakness in demand will continue far into the coming year. Comprehensive measures aimed at structural and capacity adjustments have already been introduced. As a result, Unaxis is reckoning with cost savings in the order of more than CHF 100 million.

Outlook 2002: Further decrease in sales, however positive operating result from current activities expected

From today's vantage point, Unaxis foresees sales weakness persisting in the first and second quarters of 2002. For the entire 2002 financial year, an overall decrease in sales on a comparable basis is expected. Thanks to the cost-reduction measures that have been introduced, Unaxis nonetheless anticipates that the operating result from current activities will be positive.

As a consequence of the significant investments being made and its resolute continuation of product development activities, Unaxis will be positioned at the forefront of the next recovery in the information technology markets.

Unaxis is a global provider of manufacturing systems and services for selected information technology markets – such as semiconductors, data storage flat-panel displays, and optical components.

This communiqué is based on information currently available to management. The forward-looking statements contained herein may be influenced sustainably by risks or influences that at present cannot be identified with certainty. Should the underlying assumptions that support such statements prove incorrect, actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

Seite 5 **Overview of key figures: 1.1. - 30.9.2001 versus prior-year figures**

Financial year in CHF million	2000 Q3	2000 Q1-3	2001 Q1	2001 Q2	**2001** **Q3**	**Change in %** Q2/Q3	**2001** **Q1-3**	**Change in %** 2001/00
Sales								
IT excl. ESEC	226.1	684.0	238.9	216.9	**180.2**	-17	**636.0**	-7
ESEC*	52.3	52.3	86.3	54.5	**27.8**	-49	**168.6**	222
Information Technology	278.4	736.3	325.2	271.4	**208.0**	-23	**804.6**	9
Surface Technology	76.2	238.7	95.4	84.3	**77.3**	-8	**257.0**	8
Comp. and Special Systems**	182.4	508.3	214.6	218.4	**162.9**	-25	**595.9**	17
Others	9.0	35.4	17.8	9.4	**9.2**	-2	**36.4**	3
Total	**546.0**	**1518.7**	**653.0**	**583.5**	**457.4**	**-22**	**1693.9**	**12**
Orders received								
IT excl. ESEC	259.8	839.0	165.7	180.6	**105.5**	-42	**451.8**	-46
ESEC	47.3	47.3	59.7	18.0	**14.0**	-22	**91.7**	94
Information Technology	307.1	886.3	225.4	198.6	**119.5**	-40	**543.5**	-39
Surface Technology	81.9	249.4	85.4	85.0	**75.7**	-11	**246.1**	-1
Comp. and Special Systems	243.0	677.4	195.4	156.3	**110.0**	-30	**461.7**	-32
Others	12.7	44.8	12.9	6.5	**7.4**	14	**26.8**	-40
Total	**644.7**	**1857.9**	**519.1**	**446.4**	**312.6**	**-30**	**1278.1**	**-31**

	2000 **31.12**	**2001** **30.9**	**Change in %** **2001/00**
Orders on hand			
IT excl. ESEC	473	**329**	-30
ESEC	100	**15**	-85
Information Technology	574	**344**	-40
Surface Technology	20	**9**	-55
Comp. and Special Systems	559	**429**	-23
Others	28	**4**	-86
Total	**1181**	**786**	**-33**

* Q1-3/2000 comprises only one month

** The Leybold Optics and Unaxis Materials Divisions, which are to divested during the course of the current financial year, are included in September 30, 2001, sales total CHF 181 million and CHF 81 million, respectively.

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Press Release

Unaxis Balzers AG to introduce short-time working at Balzers and Trübbach from January 2002 as part of announced measures

Zurich, November 29, 2001 Unaxis Balzers AG plans to introduce short-time working at its Balzers (FL) and Trübbach (SG) facilities. This move is part of measures announced on October 2, 2001 to bring structures and capacity in line with current weak demand for Information Technology (IT). Short-time working will be introduced in January 2002.

Unaxis is a global provider of manufacturing systems, components and services for selected information technology markets - such as semiconductors, data storage, flat-panel displays and optical components. In addition to the IT Segment, Unaxis is also a leader in Surface Technology and Components and Special Systems.

For further information please contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-mail: investor.relations@unaxis.com

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Media Release

Unaxis concludes Leybold Optics sale

***Zurich, Switzerland / Hanau, Germany, 19 December 2001* - Zurich-based Unaxis Holding AG announces the sale of its Leybold Optics Division headquartered in Hanau, Germany. The buyer is EQT Northern Europe ("EQT") the Private Equity Fonds of the Swedish Wallenberg Foundation. The transaction is being made retrospectively as of September 30, 2001 and has received prior approval from German and American antitrust authorities.**

The Division Leybold Optics is being sold for CHF 245 million. Unaxis has a further option to participate in the success of a subsequent IPO. The Division Leybold Optics achieved sales of CHF 181 million for the period ending September 30, 2001 (9 months). Leybold Optics management will become stakeholders in the company. Leybold Optics' core business is the development, manufacture and marketing of coating systems and related processes for telecommunications, precision optics, medical technology, ophthalmic and other lenses, plus automotive and the plastics industry.

With this strategic step, Unaxis is further concentrating on its core activities in information technology and optical component manufacture. Unaxis is confident of having found the ideal partner for Leybold Optics in EQT. EQT plans to steer the division and its employees into a strategic area where they can pursue sustained further development and boost corporate value.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 96
Fax +41 (0)1 360 96 53
www.unaxis.com

Unaxis is a leading global provider of manufacturing systems, components and services for selected information technology markets - such as semiconductors, data storage, flat-panel displays and optical components. In addition to the IT Segment, Unaxis is also a leader in the Segment Surface Technology and Components and Special Systems.

For further information, please contact:

Unaxis Management AG
Media Relations
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
E-Mail: investor.relations@unaxis.com

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with statements portrayed here.

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Confidential
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

01 JUN 11 AM 9:38

Date May 22, 2001

Subject **Division of Corporate Finance**
Office of International Corporate Finance

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "SEC") in order to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder. The exemption is being sought by us in connection with the implementation of two employee stock option incentive plans and and employee stock purchase plan (collectively, the "Plan") by Unaxis Holding, Inc., a Swiss stock corporation ("Unaxis"). The Plan may include a private placement of Unaxis shares to certain U.S. employees pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

Set forth in the attached Annex I is a list of the material information that Unaxis:

(1) makes or is required to make public pursuant to the laws of Switzerland;

(2) files or is required to file with the Swiss Exchange, on which its securities are listed;

(3) distributes or is required to distribute to the holders of its securities.

Also set forth in connection with each item on Annex I is the following:

- the date on which the particular item is required to be made public, distributed to the security holder or filed with the Swiss Exchange; and
- the law requiring that such item be made public, distributed or filed.

Unaxis Management Ltd
Hofwiesenstrasse 135

Telefon ++41 1 360 96 18
Fax ++41 1 360 96 93

2

We are also enclosing, in Annex II, English translations, versions or summaries of such documents and communications listed in Annex I, that have been made public, distributed or filed since the commencement of Unaxis' most recently ended fiscal year, to the extent that such translations, versions or summaries already existed or have been prepared.

We agree that we will furnish to the SEC on an ongoing basis the information in Annex I in this same manner. If the information that Unaxis makes or is required to make to the public, distribute, or file changes from that listed in Annex I, we will furnish the SEC with a revised list reflecting such changes.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

In connection with this application for exemption, we are furnishing the following information:

1. Unaxis is a Swiss stock corporation (*Aktiengesellschaft*) established under the Swiss Code of Obligations (*Schweizerisches Obligationrecht*) Art. 620 et seq. Unaxis was established on May 24, 1973 and registered in the Commercial Register of the Canton of Zurich on May 24, 1973 under the number CH-020.3.919.027-3. The financial year of Unaxis runs from January 1 to December 31 of each year.

   Unaxis' current aggregate share capital (*Grundkapital*) amounts to CHF 263,400,000, divided into 13,170,092 shares (the "Shares"). The Shares represent the sole class of securities of Unaxis.

   The Shares are currently held by approximately 17,000 shareholders. As of the date hereof, pursuant to Unaxis' shareholder register, 28 United States residents are holders of Shares. Such United States shareholders hold an aggregate of 10,200 Shares, or approximately 0.08 % of all Shares outstanding. Such United States shareholders acquired their Shares in transactions exempt from the registration requirements of the Securities Act.

   In November, 2000, INFICON Holding AG, a Swiss company ("Inficon"), engaged in a global offering of common stock. At the time of this offering, Inficon was controlled by Unaxis. The offering included the public distribution of Inficon shares in Switzerland and the United States. Prior to the public offering of Inficon

securities, Inficon filed a Form F-1 registration statement with the SEC on October 23, Registration No. 333-12706. No Unaxis securities were offered to the public as part of the Inficon offering. There have been no other public distributions of securities by Unaxis or affiliates in the United States.

2. As a stock corporation, Unaxis publishes an annual report that includes its financial statements for the preceding full financial year together with an audit confirmation by Unaxis' auditors. The requirements regarding auditing, publication and registration with the Commerical Register of the financial statement are set forth in the Swiss Code of Obligations.

   Pursuant to the Listing Rules of the Swiss Exchange (*Kotierungsreglement*; the "Listing Rules"), Unaxis provides annual business reports and an interim financial report to the Swiss Exchange and also regularly files with the Swiss Exchange correspondence to shareholders, press releases and other documents and information made public that could be material to the quoted price of the Shares. The requirements regarding the provision of annual and interim business reports are set forth in Article 64 and Article 65 of the Listing Rules. The requirements regarding the disclosure of material information are set forth in Articles 72 through 74 of the Listing Rules.

3. The publication requirements for prospectuses under Swiss law are set forth in the Swiss Stock Exchange Act (*Börsengesetz*), the Swiss Code of Obligations and the Listing Rules.

For further information, please contact Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. (Jason Koral at (212) 848-8863 or John A. Morrison at (212) 848-8729).

Very truly yours,
Unaxis Holding Ltd

By: Beat Baumgartner, Corporate Secretary — Thomas Emch, Corporate Legal

INDEX

Annex II

MATERIAL INFORMATION MADE PUBLIC OR DISTRIBUTED BY UNAXIS SINCE JANUARY 1, 2000

Page

2001

OERLIKON-BÜHRLE

Semi-annual Report 1999

144

OERLIKON-BÜHRLE

Report of the Board of Directors

To our shareholders, employees, and business friends

Dear ladies and gentlemen,

In connection with its strategy of focusing on selected key technologies, the Oerlikon-Bührle Group sold Oerlikon-Bührle Immobilien AG to allreal Holding AG in mid-July. Further divestments are planned for the current year.

However, because these transactions will be effective as of the second half of the year 1999 at the earliest, the figures shown in the accompanying semi-annual report reflect the conglomerate entity existing prior to this concentration.

Higher orders received

Orders received reached CHF 1834 mill. and exceeded the previous year's level by CHF 81 mill., or 4.6%. Balzers and Leybold showed a decrease of CHF 141 mill., or 14.4%. Of this decrease, some CHF 49 mill. arose from activities which have since been sold (CD lines and crystal puller systems). The remaining decrease of CHF 92 mill. is attributable primarily to the excess capacities currently existing for the manufacturers of hard disks (installed capacity is still sufficient thanks to increased storage densities), as well as the temporary excess capacity in the production of re-writable CDs as a result of higher sales of such production systems last year. Oerlikon Contraves (+69.9%) as well as Pilatus (+105.6%) showed notable increases in orders received compared with the previous year and accounted for the overall positive development.

Slight decrease in sales

Based on the same Group companies, sales decreased by 4.5%. Overall, sales decreased by 8.2% to CHF 1560 mill. Compared with the previous year, Balzers and Leybold showed a decrease of 3.2%, which was entirely the result of discontinued activities. Due to delays in deliveries, Oerlikon Contraves (–13.1%) and Pilatus (–16.9%) lie below last year's sales levels. Finally, Bally reported a sales decrease for the first six months of 14.5%.

Operating result strongly improved

At CHF 12 mill., operating result showed a strong improvement compared with the previous year (CHF –22 mill.). This resulted from the absence of special items.

Still slightly negative net income

As a whole, a consolidated net loss was again reported. However, the net loss of CHF –18 mill. lies markedly below the previous year's result (CHF –98 mill.).

The improvement in operating result (CHF +34 mill.), the absence of charges of a special nature in other result (CHF +33 mill.), as well as additional improvements in financial result, in income taxes and with regard to minority interests (CHF +13 mill.) resulted in the substantial reduction of net consolidated loss by CHF 80 mill.

Improved second six months

As in the past, it is also expected for 1999 that sales during the second half of the year will be stronger and will result in an over-proportional positive impact on operating result. This impact will probably remain insignificant for Balzers and Leybold due to the current market weaknesses described above. On the other hand, Oerlikon Contraves and Pilatus will significantly improve their positions. Due to sales of operations, Oerlikon-Bührle Immobilien will no longer have an impact on the development of results during the second half of the year.

Excluding the impact on profits resulting from sales of operations, a slightly positive consolidated net income for the entire year 1999 is expected at the current time.

OERLIKON-BÜHRLE

Report of the Board of Directors

Group key figures

in CHF mill.

	Total		Activities designated for sale	
	6/30/1999	**6/30/1998**	6/30/1999	6/30/1998
Sales	**1 560**	**1 699**	509	589
Operating result before special items	**19**	**46**	–23	–12
Operating result	**12**	**–22**	–19	–56
Net loss	**–18**	**–98**	–22	–73
Net funds from operations	**–41**	**119**	–18	35
Orders received	**1 834**	**1 753**	626	547
Orders on hand	**1 884**	**1 932**	277	121
Net debt	**739**	**805**	389	412
Capital expenditures in fixed assets	**96**	**118**	36	49
Above excluding Oerlikon-Bührle Immobilien	**65**	**86**	5	17
Number of employees at end of period	13 356	**14 216**	3 980	4 669
Net loss per registered share in CHF	**–1**	**–8**		

Transformations as most important goal

The most important goal for 1999 is the completion of the extensive transformation of the currently existing conglomerate to a Group concentrated on selected key technologies. At the same time, every effort is being made to insure and to improve the market positions of the future core businesses.

New Group organization

To fulfill these goals, the Board of Directors has developed a new Group organization designed to correspond with the targeted markets. This new organization will be implemented in the year 2000. A new corporate image, which is currently being formulated, will underscore this change. We will inform you about this project at the appropriate time.

Confidence for the new key areas

During the first six months, the development at Balzers and Leybold did not completely meet the goals set. This was primarily due to the simultaneous occurrence of various negative, short-term market developments and the charges resulting from the on-going transformation process. The long-term positive perspectives remain untouched. The Board of Directors is convinced that through the concentration of the Group which has been introduced, an optimum can be achieved for customers, employees and shareholders. Business volatility will however tend to increase.

Zurich, end of August 1999

Yours truly,
Oerlikon-Bührle Holding AG

Dr. Willy Kissling
Chairman of the Board of Directors

Jack Schmuckli
Vice Chairman of the Board of Directors

Division key figures

in CHF mill.

Core business	Balzers and Leybold 1st six months 1999	1998	Oerlikon Contraves 1st six months 1999	1998	Others 1st six months 1999	1998
Orders received	**838**	979	**334**	197	**36**	30
Orders on hand	**446**	545	**1 146**	1 254	**15**	12
Sales	**816**	843	**205**	236	**30**	31
Operating result	**52**	57	**–17**	–17	**–4**	–6
Number of employees at end of period	**6 638**	6 793	**2 391**	2 422	**347**	332

in CHF mill.

Activities designated for sale	Pilatus 1st six months 1999	1998	Bally 1st six months 1999	1998	O-B Immobilien 1st six months 1999	1998
Orders received	**255**	124	**326**	381	**45**	42
Orders on hand	**277**	121	**–**	–	**–**	–
Sales	**138**	166	**326**	381	**45**	42
Operating result	**–4**	–3	**–30**	–65	**15**	12
Number of employees at end of period	**1 003**	1 126	**2 636**	3 217	**341**	326

Balzers and Leybold

The development during the first six months only partially fulfilled expectations. Nevertheless, because market shares could for the most part be maintained or expanded, perspectives for future development remain intact.

Orders received decreased by 9.9% on a comparable basis, i.e. excluding CD lines and crystal puller systems. As a whole, the decrease was 14.4%, to CHF 838 mill. This is the net effect of very contradictory developments. While the business for systems used in the manufacture of CD ROM and DVD discs is booming, the high sales made last year of systems used in the production of re-writable discs has led to a temporary excess capacity in this market. A similar situation exists currently for systems used in the production of hard discs. The excess capacity in this area is a result of technological advances which enable higher storage densities, and which thereby result in a temporary decline in demand.

Excluding activities sold, sales reached last year's levels. Overall, sales of CHF 816 mill. were achieved, representing a nominal decrease of 3.2%. Decreases were experienced particularly in systems used in the production of hard and re-writable optical discs as well as in coating materials. In contrast, deliveries of systems for the production of TFT displays, CD ROMs and DVDs were at high levels. Due to a cooling off in the tool industry – particularly in the U.S., UK and Sweden – the growth for products and services in the wear protection area also slowed down during the reporting period.

At CHF 52 mill., operating result for the first half of the year lies 9.3% below the previous year's figure, primarily as a result of the development in sales as well as the temporary charges arising from the new direction of the Division. For the year as a whole, it is currently expected that results will approximate those of the previous year. Based on the business cycle, an increase in orders received is expected during the second half of the year, together with an accompanying favorable impact on sales for the coming year.

Oerlikon Contraves

Orders received during the first six months rose to CHF 334 mill., exceeding

Pi

the previous year's amount by 69.9%. However, sales of CHF 205 mill. continue to lag behind the previous year by some 13.1%. Typical for the defense business, this sales volume lies markedly below 50% of expected year-end levels. This cyclical trend is also responsible for the still negative operating result. The Contraves Space business is progressing in the customary positive frame.

As a whole, Oerlikon Contraves has developed as expected. For the entire year 1999, orders received and sales are projected to be higher than in the previous year. Operating result will improve overproportionally and be clearly positive.

Pilatus

Orders received during the first six months, amounting to CHF 255 mill., surpassed the previous year's amount by 105.6%. This was primarily due to the continued high demand for the PC-12, as well as to positive developments regarding trainers and in the area of aircraft maintenance. Because of delays in deliveries, sales of CHF 138 mill. were nevertheless 16.9% below the comparable previous year's amount, which had a corresponding impact on the operating result.

A significant increase in sales is expected for the second half of the year. Accordingly, operating results which compare favorably with the previous year are anticipated.

Bally

For the first six months, sales were CHF 326 mill., or 14.5% lower than in the previous year. This decline was to a certain extent anticipated. The Asian markets developed as expected, and the U.S. market even better than expected. On the other hand, problems were experienced in Europe, and here in particular in Switzerland. In addition to the general weakness of the market, the store presentation which is still non-uniform, and the decline in the number of Asian tourists, speculations regarding the sale of the Division may also have weakened Bally's position.

The decline in sales during the first three months could be reduced in the second quarter. Division management expects to stabilize the development in sales by the end of the year.

Oerlikon-Bührle Immobilien

The Division again achieved a very good result during the first six months and enters the new structure of allreal Holding AG in excellent condition. As a result of its sale, this Division was withdrawn from the Group as of July 1, 1999.

Others

The Zurich Marriott Hotel continues to develop positively. The same applies to the civilian activities of Contraves USA which remain in the Group (glass container inspection systems).

ves

OERLIKON-BÜHRLE

Group

Consolidated balance sheet — *in CHF mill.*

	Total				Activities designated for sale	
	6/30/1999	%	**12/31/1998**	%	6/30/1999	12/31/1998
Current assets	**2 583**	58	**2 447**	56	829	810
Non-current assets	**1 895**	42	**1 911**	44	736	766
	4 478	100	**4 358**	100	1 565	1 576
Current liabilities	**2 085**	47	**1 925**	44	796	755
Long-term liabilities	**1 271**	28	**1 319**	30	318	344
Liabilities	**3 356**	75	**3 244**	74	1 114	1 099
Minority interests	**13**	–	**17**	1	1	4
Shareholders' equity	**1 109**	25	**1 097**	25	450	473
	4 478	100	**4 358**	100	1 565	1 576
Contingent liabilities	**64**		**55**		7	12

Consolidated income statement — *in CHF mill.*

	Total		Activities designated for sale	
	6/30/1999	**6/30/1998***	6/30/1999	6/30/1998*
Sales	**1 560**	**1 699**	509	589
Operating expenses	**–1 541**	**–1 653**	–532	–601
Operating result before special items	**19**	**46**	–23	–12
Special items	**–7**	**–68**	4	–44
Operating result	**12**	**–22**	–19	–56
Financial result	**–18**	**–24**	–2	–7
Other result	**6**	**–27**	4	–5
Income before taxes	**0**	**–73**	–17	–68
Income taxes	**–19**	**–23**	–4	–3
Net loss including minority interests	**–19**	**–96**	–21	–71
Minority interests	**1**	**–2**	–1	–2
Net loss	**–18**	**–98**	–22	–73

**reclassified*

Recorded directly against shareholders' equity:		
Restatement of deferred taxes**	**–**	**–58**
Revaluation of real estate to current values	**1**	**–**
Conversion differences	**30**	**22**
Total	**31**	**–36**
Transactions with shareholders	**–4**	**28**
Net loss including minority interests	**–19**	**–96**
Change in shareholders' equity including minority interests	**8**	**–104**

**in fall 1998 recorded retroactively as of 1/1/1998

Consolidated statement of changes in financial position

in CHF mill.

	Total		Activities designated for sale	
	6/30/1999	6/30/1998	6/30/1999	6/30/1998
Net loss including minority interests	–19	–96	–21	–71
Depreciation of non-current assets	86	80	27	26
Increase (+), decrease (–) in provisions	4	96	–5	39
Losses (+), gains (–) on sales of fixed assets	–2	–12	–1	–11
Decrease (+), increase (–) in net current assets	–110	51	–18	52
Net funds from, used by operations	–41	119	–18	35
Net funds from, used by investing activities	–44	–93	8	–18
Net funds from, used by financing activities	87	30	–8	8
Conversion differences	9	–3	5	0
Increase (+), decrease (–) in cash and cash equivalents	11	53	–13	25
Repayment of (+), increase in (–) financial debts	–94	–2	–8	–29
Decrease (+), increase (–) in net debt	–83	51	–21	–4

Accounting principles

Accounting principles used in the preparation of the 1998 Annual Report have been applied without change, and prior year figures have been reclassified to reflect the new presentation.

The Board of Directors of Oerlikon-Bührle Holding AG has announced at various times that they intend to transform the present conglomerate into a concentrated Group. For this reason, Oerlikon-Bührle Immobilien AG was sold in mid-July. Similar plans exist with regard to Bally and Pilatus. These three segments together represent the «activities designated for sale».

Sales

The decline in sales amounts to 8.2%. Excluding the effects of conversion differences, this figure increases somewhat to –8.4%. Conversion differences had only a minimal impact in all Divisions. A portion of the decline in sales is attributable to the changes in Group companies. Thereof, the sale of Balzers and Leybold's CD business line was predominant. On a comparable basis, sales declined by 4.5%.

Other result

In contrast with the previous year, other result was practically no longer burdened by special items. Other result as of June 30, 1998 includes among other items, charges related to the sale of Pilatus Britten-Norman as well as the creation of provisions for lease commitments having no future value to the Group.

Net funds from operation

Due to the increase in net current assets accompanied by insufficient consolidated net income, funds from operations were negative. The increase in net current assets relates to Balzers and Leybold (increases in receivables and inventories) and to Oerlikon Contraves (decrease in liabilities).

Net debt

The increase in net debt as of mid-1999 was expected due to a particularly favorable constellation as of the prior year-end. As of the end of 1999, a significant decrease is anticipated as a result of, among other items, the sales of activities which have been initiated.

Addresses

Oerlikon-Bührle Holding AG
Hofwiesenstrasse 135, P.O. Box 2409
CH-8021 Zurich
Phone +41 1 360 96 96
Fax +41 1 363 72 60
E-mail cc-a@obh.com
Internet http://www.obh.com

Balzers und Leybold Deutschland Holding AG
Wilhelm-Rohn-Strasse 25
D-63450 Hanau
Phone +49 6181 34 1704
Fax +49 6181 34 1820
E-mail Ellen.Welzbacher@Balzersandleybold.de
Internet http://www.balzers.com
Internet http://www.leybold.com

Oerlikon Contraves AG
Birchstrasse 155
CH-8050 Zurich
Phone +41 1 316 22 11
Fax +41 1 311 31 54
Internet http://www.oerlikoncontraves.com

Pilatus Flugzeugwerke AG
CH-6370 Stans
Phone +41 41 619 61 11
Fax +41 41 610 92 30
E-mail info@pilatus-aircraft.com
Internet http://www.pilatus-aircraft.com

Bally Management AG
Parkstrasse 1
CH-5012 Schönenwerd
Phone +41 62 858 15 15
Fax +41 62 858 20 20
Internet http://www.bally.ch

This semi-annual report has been translated from the original German.

OERLIKON-BÜHRLE

Chairman of the Board

Zurich, 6th April 2000

Ladies and Gentlemen:

We are pleased to enclose your invitation to the 27th Annual General Meeting of the Shareholders on May 4, 2000, in Lucerne, and the 1999 Annual Report.

After a year of consistent orientation to the new Group strategy, the outlines of the new, focused technology group are visible. The Oerlikon-Bührle Group will be active under the new name of UNAXIS and will place its emphasis on information technology. We wish to highlight this new orientation of the Group by moving the General Meeting to a special place, that is Lucerne. The Culture and Convention Center in Lucerne, designed by the French architect Jean Nouvelle and only recently completed, is a symbol of courageous innovation. The building and its location and orientation as well as its architectural advantages are an excellent environment in which to present our new Group.

Your personal entrance card is enclosed with the invitation. We kindly request you to complete the form, sign and return it in the enclosed return envelope addressed to the Share Register of Oerlikon-Bührle Holding Ltd.

If you are unable to attend the General Meeting in person, we kindly request you to arrange to be represented by another shareholder, registered in the share register, or by our company. If Oerlikon-Bührle Holding Ltd has been designated as authorized representative, the voting right will be exercised according to the motions of the Board of Directors unless there are explicit instructions to the contrary. You may also authorize Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich, to represent you as an independent voting representative in the sense of Art. 689c CO (Swiss Code of Obligations). In this case, we request you to forward to him your written instructions for voting and the elections. Without such instructions, he will exercise the voting right by consenting to the motions of the Board of Directors.

We are looking forward to welcoming a great number of you at the Annual General Meeting of Shareholders in Lucerne.

With kind regards
Oerlikon-Bührle Holding Ltd.

W. Kissling

Dr. Willy Kissling
Chairman of the Board of Directors

01 JUN 11 AM 9:38

Enclosures

152

OERLIKON-BÜHRLE

Invitation to the 27th Annual General Meeting of Shareholders

(This invitation is a non-binding translation of the official German version published in the Swiss Official Gazette of Commerce of April 6, 2000)

Ladies and Gentlemen,

We are pleased to invite you to our 27th Annual General Meeting of Shareholders on Thursday, May 4, 2000, at 3 p.m., in the "Luzerner Saal" at the Culture and Convention Center Lucerne, Europaplatz 1, 6005 Lucerne.

Agenda for the Annual General Meeting of Shareholders

1. Adoption of the 1999 Annual Report and Taking Notice of the Auditors' and Group Auditors' Reports

   Motion by the Board of Directors: Adoption of the 1999 Business Report (Annual Report, Financial Statements and Consolidated Financial Statements). Taking notice of the Auditors' Report and the Group Auditors' Report.

2. Resolution on the Allocation of the 1999 Balance Sheet Result

   The Board of Directors moves to allocate the retained earnings in the amount of Sfr. 257 966 085 as follows:

– Allocation to unrestricted reserve	Sfr.	227 202 410
– Balance to be carried forward	Sfr.	30 763 675

3. Granting of Discharge to the Board of Directors

   Motion by the Board of Directors: Discharge be granted for the 1999 business year.

4. Change of Company Name, Capital Increases, Further Amendments to the Articles of Association

a) Change of Company Name

The Board of Directors moves to change the company name from Oerlikon-Bührle Holding Ltd to Unaxis Holding Ltd and, for this purpose, to replace Article 1 of the Articles of Association with the following wording:

"Art. 1

Company — Incorporated under the name

Unaxis Holding AG
Unaxis Holding SA
Unaxis Holding Ltd

Duration, domicile — is a stock corporation, formed for an indefinite duration and domiciled in Zurich.

Branch establishments — The aforementioned corporation may establish branches and representative agencies in Switzerland and abroad."

b) Authorized Capital

The Board of Directors moves to create, in addition to the ordinary capital, an authorized capital with a par value of Sfr. 40 000 000.–, to authorize the Board of Directors to effect this capital increase by May 4, 2002, and to amend the Articles of Association as follows:

"Art. 6

Authorized Capital	The Board of Directors is authorized, at any time up to May 4, 2002, to increase the share capital up to a maximum aggregate amount of Sfr. 40 000 000.– through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in with a par value of Sfr. 20.– per share. Increases by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.
	The Board of Directors is authorized to exclude the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the takeover of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of participations or of newly-planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions."

c) Conditional Capital for Employee Participation

The Board of Directors moves to create a conditional capital of Sfr. 7 200 000.–for employee participation and to amend the Articles of Association as follows:

"Art. 6 b

Conditional capital increase for employee participation	The company's share capital shall, to the exclusion of the subscription rights of shareholders, be increased through the issuance of a maximum of 360 000 registered shares, which shall be fully paid-in, with a par value of Sfr. 20.– each, to a maximum aggregate amount of Sfr. 7 200 000.– by the exercise of option or conversion rights, which have been granted to the employees of the company or of one of its Group companies according to an employee participation plan to be approved by the Board of Directors. The issuance of shares at less than the stock exchange price is permissible. The details shall be determined by the Board of Directors."

d) Further Amendments to the Articles of Association

The Board of Directors moves to reword the Articles 4, 6 a (Paragraph 1) and 14 of the Articles of Association as follows:

"Art. 4

a) Shares register	The Board of Directors is to keep a register of shares, wherein the names and addresses of shareholders and beneficiaries are to be entered. There are no restrictions on the transfer of shares. The corporation shall recognize only those parties entered in the share register as shareholders or beneficiaries.
b) Postponed printing of share certificates	The corporation may dispense with the printing and delivery of share certificates, and, with the agreement of the shareholder, may annul issued certificates which are returned to it without replacing them. The shareholder is entitled to request that share certificates for his shares be printed and delivered to him at any time free of charge, and the corporation may at any time print certificates for uncertificated shares.
c) Method of share transfer	Uncertificated shares, including all uncertificated rights and privileges appertaining thereto, may only be transferred by assignment. Assignment is valid only if notified to the company. The rights to the share certificate are transferred to the purchaser by the process of assignment valid in law even without the agreement of the corporation. The corporation may inform the bank at which the shareholder has deposited the shares he has surrendered about the assignment.
d) Pledging shares	Uncertificated shares and the property rights appertaining thereto may be pledged only to the bank at which the shareholder has deposited the shares by means of a written deed of security. It is not necessary to inform the corporation. The right to the delivery of the share certificate may be transferred to the bank accepting the deed of security. Furthermore, if the pledging of shares is to be legally valid, the surrendered share certificate must be submitted.
e) Exclusion of the bid obligation under the Stock Exchange Act	A person who acquires shares in the corporation is not required to make a public purchase bid pursuant to Articles 32 and 52 of the Federal Act on Stock Markets and Securities Trading.

Art. 6 a

Conditional capital increase for warrant and convertible bonds

The company's share capital will be increased through the issuance of a maximum of 480 000 registered shares with a nominal value of Sfr. 20.– each, to a maximum sum of Sfr. 9 600 000.–, by the exercising of option or conversion rights, which have been granted in connection with bond obligations of the company or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and / or convertible bonds are entitled to purchase the new shares.

Art. 14

Powers

The General Meeting of shareholders shall have the following powers which shall not be delegated:

a) to adopt and amend these Articles of Association,
b) to elect and relieve Members of the Board of Directors, the auditors and the Group auditor,
c) to approve the annual report, the annual financial statement and the consolidated financial statements, and to decide on the allocation of profits as shown on the balance sheet in particular with regard to dividends and bonus payments to Members of the Board of Directors,
d) to discharge the Members of the Board of Directors,
e) to dissolve the corporation with or without liquidation,
f) to decide matters reserved to the General Meeting of shareholders by law of by these Articles of Association or which are presented to it by the Board of Directors."

5. **Election of the Auditors and Group Auditors**

Motion by the Board of Directors: Re-election of ATAG Ernst & Young Ltd as Auditors and Group Auditors for a term of one year.

Business Report

The Business Report for 1999 with the Annual Report, the Annual Financial Statements, the Consolidated Financial Statements and the Reports of the Auditors and Group Auditors is available for inspection by the shareholders on or after April 7, 2000, at the Company's domicile, Hofwiesenstrasse 135, 8057 Zurich. Any shareholder may request that a copy of these documents be immediately sent to him / her.

Entrance Card

Shareholders whose names appear in the share register on March 29, 2000, as being entitled to vote receive a personal invitation with an entrance card, voting materials and a copy of the 1999 Business Report. Shareholders who are entered in the share register after March 29, 2000, will receive an invitation upon request.

Proxy voting

Shareholders who do not wish to attend the Annual General Meeting of Shareholders in person may arrange to be represented by another shareholder, their bank or our corporation. They may also authorize Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich, to represent them as an independent voting representative according to Art. 689c CO (Swiss Code of Obligations). These shareholders are asked to give Mr. Stalder their written instructions for voting and for the elections. In the absence of such instructions, he will exercise the voting right by consenting to the motions of the Board of Directors.

Shareholders who sign their proxy and return it to our corporation without designating an authorized representative will be represented by our staff. In that case, the voting right will be exercised by consenting to the motions of the Board of Directors.

Proxy Holders for Deposited Shares

Proxy holders for deposited shares according to Art. 689d CO are asked to notify the corporation of the number of shares represented by them at the earliest opportunity, but not later than on May 4, 2000, when their papers are inspected on admittance to the meeting. The institutions governed by the Federal Law of November 8, 1934, on Banks and Savings Banks, as well as professional asset managers are regarded as proxy holders for deposited shares.

Zurich, 6th April, 2000

Yours sincerely,

Oerlikon-Bührle Holding Ltd.

The Board of Directors

27th Annual General Meeting of May 4, 2000

Commentary on Agenda Item 4

a) Change of Company Name

The Oerlikon-Bührle Group is in the process of changing from a diversified industrial conglomerate to a high-technology group, focused, in particular, on the fields of information technology and surface technology. This new orientation shall be documented with a new name and a new identity. Therefore, the Board of Directors moves that the general meeting change the company name from Oerlikon-Bührle Holding Ltd to Unaxis Holding Ltd.

b) Authorized Capital

Major investments such as acquisitions and similar transactions occasionally require rapid decisions and the short-term availability of financial resources. Since it appears to make little sense to increase the share stock in advance and since financing with borrowed monies is neither always possible nor desirable, the Board of Directors shall be authorized to increase the share capital by Sfr. 40 000 000 at the most, within the legally mandated maximum term of two years. The Board of Directors, thereby, is granted the freedom to act and the capacity for prompt reaction as is necessary for future investments. The authorization to wholly or partially exclude the subscription rights of the shareholders shall for instance make it possible to acquire companies or parts of companies by share swaps.

c) Conditional Capital for Employee Participation

The Board of Directors moves that the general meeting create a conditional capital of Sfr. 7 200 000 for the purpose of employee participation. The proposed conditional capital increase shall create the basis for the implementation of a participation model by the Board of Directors. The participation of employees in their companies has expanded in Switzerland within the past years and is increasingly becoming an essential factor in the search for and motivation of executives. In addition, it has the tendency to further the involvement of employees as well as their identification with the company, consequently becoming a benefit to the other shareholders as well.

d) Further Amendments to the Articles of Association

Article 4, Paragraph b, of the current Articles of Association made the transfer of shares of the company dependent on the consent of the Board of Directors. It could, however, only reject buyers of registered shares as voting shareholders, if and as long as an acceptance would have prevented the company from producing the proofs demanded by federal law, namely in connection with the Federal Law on the Acquisition of Real Property by Persons Abroad («Lex Koller»). Subsequent to the sale of the real estate activities in the past year and the new orientation of the Group, the retention of these last restrictions on transferability seems no longer justified. Therefore, the Board of Directors has decided to move that the general meeting abolish these restrictions. The consequence is that the shares of the company may be freely transferred in the future, i.e. without consent of the company, and that each buyer must be registered in the share register as a shareholder with voting right. With the removal of the transferability restriction, the present paragraphs of Article 4 c) "False Information of the Buyer", g) "Transferability Restrictions on Uncertificated Shares" as well as the last sentence of **Article 6 a**, Paragraph 1, become irrelevant.

The amendment of **Article 14** of the Articles of Association is merely of an editorial nature and it shall make clear that a merger only requires the mandatory permission by the general meeting when the dissolution of Oerlikon-Bührle Holding Ltd is connected thereto but not if Oerlikon-Bührle Holding Ltd itself acquires a company by merger. This is primarily important in the case of mergers with wholly-owned subsidiaries. As a rule, acquisitions of other companies require resolutions by the general meeting in any case, since they usually involve amendments of the Articles of Association (especially capital increases or change of company purpose).

Amendements to the Articles of Association (Synopsis)

old	new
Art. 1	**Art. 1**
Company	*Company*
Incorporated under the name	Incorporated under the name
Oerlikon-Bührle Holding AG Oerlikon-Bührle Holding SA Oerlikon-Bührle Holding Ltd.	Unaxis Holding AG Unaxis Holding SA Unaxis Holding Ltd
Duration, domicile	*Duration, domicile*
is a stock corporation, formed for an indefinite duration and domiciled in Zurich.	is a stock corporation, formed for an indefinite duration and domiciled in Zurich.
Branch establishments	*Branch establishments*
The aforementioned corporation may establish branches and representative agencies in Switzerland and abroad.	The aforementioned corporation may establish branches and representative agencies in Switzerland and abroad.
Art. 4	**Art. 4**
a) Shares register	*a) Shares register*
The Board of Directors is to keep a register of shares, wherein the names and addresses of shareholders and beneficiaries are to be entered. The corporation shall recognize only those parties entered in the share register as shareholders or beneficiaries.	The Board of Directors is to keep a register of shares, wherein the names and addresses of shareholders and beneficiaries are to be entered. There are no restrictions on the transfer of shares. The corporation shall recognize only those parties entered in the share register as shareholders or beneficiaries.
b) Restrictions on transfer of shares	
It is permissible to enter registered shares in the register on behalf of third parties.	delete
However, the Board of Directors is empowered to decline to accept as voteholding shareholders purchasers applying for registered shares either for themselves or for third parties, if, according to the information available to the corporation, an additional recognition of foreigners is likely to hinder the production of proof required by Federal Law, in particular as regards the Federal Law concerning the purchase of land by parties abroad.	delete
c) False information from purchaser	
The corporation may, after interviewing the party concerned, cancel any entry in the share register if the entry was based on false information given by the purchaser. The purchaser is to be informed immediately of the fact that the entry has been canceled.	delete
d) Postponed printing of share certificates	*b) Postponed printing of share certificates*
The corporation may dispense with the printing and delivery of share certificates, and, with the agreement of the shareholder, may annul issued certificates which are returned to it without replacing them. The shareholder is entitled to request that share certificates for his shares be printed and delivered to him at any time free of charge, and the corporation may at any time print certificates for uncertificated shares.	not modified
	157

old	new
e) Method of share transfer	*c) Method of share transfer*
Uncertificated shares, including all uncertificated rights and privileges appertaining thereto, may only be transferred by assignment. Assignment is valid only if notified to the company. The rights to the share certificate are transferred to the purchaser by the process of assignment valid in law even without the agreement of the corporation. The corporation may inform the bank at which the shareholder has deposited the shares he has surrendered about the assignment.	not modified
f) Pledging shares	*d) Pledging shares*
Uncertificated shares and the property rights appertaining thereto may be pledged only to the bank at which the shareholder has deposited the shares by means of a written deed of security. It is not necessary to inform the corporation. The right to the delivery of the share certificate may be transferred to the bank accepting the deed of security. Furthermore, if the pledging of shares is to be legally valid, the surrendered share certificate must be submitted.	not modified
g) Restrictions on transfer of uncertificated shares	
The restrictions imposed on the transfer of shares also apply to the transfer of uncertificated shares.	delete
h) Exclusion of the bid obligation under the Stock Exchange Act	*e) Exclusion of the bid obligation under the Stock Exchange Act*
A person who acquires shares in the corporation is not required to make a public purchase bid pursuant to Articles 32 and 52 of the Federal Act on Stock Markets and Securities Trading.	not modified
Art. 6 *Conditional capital increase* "n.a."	**Art. 6 (new)** *Authorized Capital* The Board of Directors is authorized, at any time up to May 4, 2002, to increase the share capital up to a maximum aggregate amount of Sfr. 40 000 000 through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in with a par value of Sfr. 20.- per share. Increases by underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors. The Board of Directors is authorized to exclude the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the takeover of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of participations or of newly-planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions.

old	new
Art. 6 a	**Art. 6 a**
	Conditional capital increase for warrant and convertible bonds
The company's share capital will be increased by the issuing value of a maximum of 480 000 registered shares with a nominal value of Sfr. 20.– each, to a maximum sum of Sfr. 9 600 000.– by the exercising of option or conversion rights, which have been granted in connection with bond obligations of the company or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and / or convertible bonds are entitled to purchase the new shares. The entry of shares in the shares register, in connection with the exercising of option or conversion rights and all subsequent transfer of shares, is subject to the restrictions published under Art. 4 of these Articles.	The company's share capital will be increased through the issuance of a maximum of 480 000 registered shares with a nominal value of Sfr. 20.– each, to a maximum sum of Sfr. 9 600 000.–, by the exercising of option or conversion rights, which have been granted in connection with bond obligations of the company or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and / or convertible bonds are entitled to purchase the new shares.
The Board of Directors is empowered for important reasons to limit or withdraw the anticipated subscription rights of shareholders as laid down in Art. 653c Para. 2 Swiss Code of Obligations. In this case the structure, term and amount of the issue and the option or conversion conditions appertaining thereto are to be fixed by the Board of Directors according to the market conditions prevailing at the time the issue takes place.	The Board of Directors is empowered for important reasons to limit or withdraw the anticipated subscription rights of shareholders as laid down in Art. 653c Para. 2 Swiss Code of Obligations. In this case the structure, term and amount of the issue and the option or conversion conditions appertaining thereto are to be fixed by the Board of Directors according to the market conditions prevailing at the time the issue takes place.
	Art. 6 b (new)
	Conditional capital increase for employee participation
	The company's share capital shall, to the exclusion of the subscription rights of shareholders, be increased through the issuance of a maximum of 360 000 registered shares, which shall be fully paid-in, with a par value of Sfr. 20.– each, to a maximum aggregate amount of Sfr. 7 200 000.– by the exercise of option or conversion rights, which have been granted to the employees of the company or of one of its Group companies according to an employee participation plan to be approved by the Board of Directors. The issuance of shares at less than the stock exchange price is permissible. The details shall be determined by the Board of Directors.
Art. 14	**Art. 14**
Powers	*Powers*
The General Meeting of shareholders shall have the following powers which shall not be delegated:	The General Meeting of shareholders shall have the following powers which shall not be delegated:
a) to fix and amend these Articles of Association, b) to elect and relieve Members of the Board of Directors, the auditors and the Group auditor, c) to approve the annual report, the annual financial statement and the consolidated financial statements, and to decide on the allocation of profits as shown on the balance sheet in particular with regard to dividends and bonus payments to Members of the Board of Directors, d) to discharge the Members of the Board of Directors, e) to dissolve and merge the corporation, to decide matters reserved to the General Meeting of shareholders by law of by these Articles of Association or which are presented to it by the Board of Directors.	a) to adopt and amend these Articles of Association, b) to elect and relieve Members of the Board of Directors, the auditors and the Group auditor, c) to approve the annual report, the annual financial statement and the consolidated financial statements, and to decide on the allocation of profits as shown on the balance sheet in particular with regard to dividends and bonus payments to Members of the Board of Directors, d) to discharge the Members of the Board of Directors, e) to dissolve the corporation with or without liquidation, f) to decide matters reserved to the General Meeting of shareholders by law of by these Articles of Association or which are presented to it by the Board of Directors.

HANDELSREGISTERAMT DES KANTONS ZÜRICH

CERTIFICATION
issued by the Commercial Registry of Canton Zurich

It is hereby certified that the following company is entered in the Commercial Register of Canton Zurich: a joint stock company by the name of

Balzers und Leybold Holding AG--
(Balzers et Leybold Holding SA) (Balzers e Leybold Holding SA) (Balzers and Leybold Holding Ltd)---

domiciled in: Zurich---
Adress: Hofwiesenstrasse 135, 8057 Zurich--

This company has been entered in the Commercial Register of Canton Zurich since 24th June 1992.

The following entry was made under journal entry no. 15344 dated 27th June 2000:

Dissolution of the company by way of the resolution of the General Meeting of Shareholders of 16th May 2000 as the result of merger with Unaxis Holding AG, in Zurich. Transfer of the company's assets and liabilities to Unaxis Holding in accordance with the merger balance sheet as per 31st December 1999 by way of universal succession.

The Commercial Registry Office of the Canton of Zurich can offer no guarantee as to the accuracy of the translation from the original German text of this entry in the Commercial Register.

Zurich, Switzerland, 3rd July 2000
Company number: CH-020.3.002.622-6
Signed: MA
Fee: CHF 120.--

It is further certified that the following company is entered in the Commercial Register of Canton Zurich: a joint stock company by the name of

Unaxis Holding AG---
(Unaxis Holding SA) (Unaxis Holding Ltd)---

domiciled in Zurich---
Address: Hofwiesenstrasse 135, 8057 Zurich--

This company has been entered in the Commercial Register of Canton Zurich since 24th May 1973. It has been entered in the aforementioned register under the following versions:

From 24th May 1973 - 09th May 2000
Oerlikon Bührle Holding AG---
(Oerlikon Bührle Holding SA) (Oerlikon Bührle Holding Ltd)--------------------------

It has been entered since 09th May 2000 under the following name:
Unaxis Holding AG---
(Unaxis Holding SA) (Unaxis Holding Ltd)---

The Commercial Register also indicates the following for the aforementioned company:

Purpose: Acquisition of shareholdings in companies of every type located inside and outside of Switzerland, in particular in industrial enterprises; otherwise the company may engage in any busniess or transactions designed or suitable for further developing the company or promoting the corporate purpose.

Share capital:	CHF 263'401'840.--	(CHF two-six-three-four-zero-one-eight-four-zero 00/00)
Of which is paid in:	CHF 263'401'840.--	(CHF two-six-three-four-zero-one-eight-four-zero 00/00)

The Commerical Register of Canton Zurich contains particulars in reference to the aforementioned company pertaining to the power of representation, in addition to other particulars. The following is entered in reference to the power of representation, among other things:

Member of the Board of directors with joint signatory power (minimum of two):
Kissling, Dr. Willy, of Wolfwil, in Freienbach, chairperson and delegate of the board of directors---
Schmuckli, Jakob, of Lütisburg, in Köln (Germany), vice-chairperson of the board of directors--
Späth, Dr. Lothar, German national, in Gerlingen (Germany)---------------------------
Baschera, Dr. Pius, of Zurich, in Zizers--
Küpfer, Peter, of Basel and Steffisburg, in Zollikon---------------------------------------
Rauh, Dr. Markus, of St. Gallen, in Mörschwil--
Widmer, Bruno, of Zurich and Baar, in Zurich---

<u>Joint signatory power (minimum of two):</u>
Baumgartner, Dr. Beat, of Zurich and Altstätten, in Illnau-Effretikon, manager-------

<u>Joint power of procuration (minimum of two):</u>
Boser, Marcel, of Buchs SG, in Weisslingen--

(Apart from the aforementioned individuals there are other individuals with joint signatory authorization of the aforementioned company who are entered in the Commercial Register of Canton Zurich).

<u>Audit body:</u>
Atag Ernst & Young AG, in Zurich---

The Commercial Register also indicates the following for the aforementioned company:

The following entry was made under journal entry no. 15364 dated 27th June 2000:

Merger: Acquisition by the company of Balzers und Leybold Holding AG, in Zurich, by way of merger. Transfer to the company by way of universal succession of assets in the amount of CHF 259'887'054.57 and liabilities in the amount of CHF 36'068'200.30 in accordance with the merger agreement dated 15th May 2000 and the merger balance sheet as per 31st December 1999, the company already owning all of the shares of the company being acquired. In so doing, these shares have become extinct and the share capital of the acquiring company remains unchanged.

It is further certified that the aforementioned company is organized according to the laws of Switzerland.

The Commercial Registry Office of the Canton of Zurich can offer no guarantee as to the accuracy of the translation from the original German text of this entry in the Commercial Register.

Zurich, Switzerland, 3rd July 2000
Company number: CH-020.3.919.027-3
Signed: MA
Fee: CHF 120.--

HANDELSREGISTERAMT KANTON ZÜRICH

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Press Release

Unaxis sells Pilatus to a group of predominantly Swiss investors

***Zurich, December 21, 2000.* - Unaxis Holding Ltd today announced that it has signed a contract with a group of predominantly Swiss investors for the sale of its wholly-owned subsidiary Pilatus of Stans, Nidwalden. The investors are Dr. Jörg Burkart, Zurich; Hilmar Hilmarsson, Greppen; IHAG Holding AG, Zurich; and Pensionskasse der F. Hoffmann-La Roche AG, Basle. The closing of the transaction is expected to take place at the end of January 2001. Until then, the parties have agreed not to disclose the sales price. The company will be led by the present management team. The future owners are committed to further developing Pilatus and to listing the company on the stock exchange in a few years.**

Dr. Willy Kissling, Chairman and CEO of Unaxis, was very pleased that - thanks to a careful and professional sales process - a predominantly Swiss solution has been found which is in the interest of the customers and employees of Pilatus as well as the region of Nidwalden. It is the declared goal of the future owners to continue to build Pilatus from its present base and to bring the world's leading manufacturer of single-engine turboprop-airplanes to the stock exchange in a few years. "We are fully convinced of this solution, since it allows Pilatus with its rich tradition to remain an independent company while maintaining the jobs of the company's employees in Switzerland and abroad. With this transaction, we have reached our goals for Pilatus and for Unaxis," said Kissling.

Pilatus: A leader in the European aviation industry

Pilatus is a leading company in the European aviation industry. In 1999, the company achieved sales of approx. 435 million Swiss francs. At the end of the third quarter of

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

 2000, orders received had increased by 64% to 492 million Swiss francs, while sales expanded by 20% to 299 million Swiss francs compared to last year's figures.

Unaxis: focus on information technology

The sale of Pilatus represents a further step in the reorientation of what was formerly an industrial conglomerate into a high-tech-corporation. In order to accelerate the corporation's focus on information technology, Unaxis sold its Large Area Coating Division last fall to Applied Films Inc. in Colorada, USA. Similarly, the Instrumentation Division (Inficon) was recently listed on the SWX Swiss Stock Exchange. Following these divestitures and the sale of Pilatus, Unaxis' net debt will be converted into net liquidity - this, despite major acquisitions made in 2000 such as ESEC and Plasma-Therm Inc. "This development will allow Unaxis to fully concentrate on the implementation of its strategy as an information technology corporation and to pursue its ambitious growth and performance targets more aggressively," said Kissling.

Unaxis, which emerged from the former Oerlikon-Bührle Group, is a leading provider of equipment and services for the information technology industry, especially for semiconductors, data storage, flat panel displays, and optical components.

For further questions, please contact:

Unaxis Management Ltd
Linda Forster Hany
Tel. +41 1 360 96 02
Fax + 41 1 360 96 53

6

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Press release

Unaxis Management Ltd to move to Pfäffikon/Schwyz in the spring of 2002

Zurich, November 9, 2000 – Due to lack of space in the present building at the Bucheggplatz in Zurich, Unaxis Management Ltd. will relocate to Pfäffikon/Schwyz in the spring of 2002. Following Unaxis' strategic reorientation and its focus on systems and services for the information technology industry, the company's locations in Trübbach (St. Gâle), Balzers (Principality of Liechtenstein), and Cham (Zug) have become more important for the corporation. The move to Pfäffikon will optimize the management company's proximity to these locations. Unaxis Management Ltd. employs approximately 50 people.

For further information, please contact:

Unaxis Management Ltd, Linda Forster Hany
Tel. + 41 1 360 96 02, Fax + 41 1 360 96 53

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

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Unaxis brings INFICON to market

Initial Public Offering on the SWX Swiss Exchange

***Zurich, October 26, 2000.*- Unaxis, the Swiss information technology corporation, intends to list its vacuum measuring and monitoring instrumentation division, INFICON, on the main market of the SWX Swiss Exchange in early November, 2000. Unaxis plans to place up to 1'421'000 shares with the public, which reduces its interest to approximately 25% of INFICON's share capital, including the capital increase for INFICON primary shares. After the exercise of the over-allotment option (greenshoe) of 15% of the offering, Unaxis would hold approximately 13.8% of INFICON's shares. The IPO of INFICON is in line with Unaxis' strategic focus on the information technology industry.**

The roadshow will begin on October 26 and is expected to last until November 8, 2000. The final issue price is expected to be announced on November 8, 2000. Trading on the SWX Swiss Exchange is expected to start on November 9, 2000. INFICON will hold a press conference on October 26, 2000.

"We are very proud to bring INFICON to market," commented Willy Kissling, Chairman and CEO of Unaxis Corporation, "the IPO will enable INFICON to pursue its entrepreneurial targets more swiftly and directly."

INFICON produces innovative instruments to monitor and control key production processes. The company is an important supplier to the semiconductor, electronic, automotive, and air conditioning/refrigeration industries.

INFICON Holding AG is legally domiciled in Bad Ragaz, Switzerland, and has production sites in the Principalitv of Liechtenstein, Germany, and the U.S.

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 3
Fax +41 3
www.unaxis.c

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Unaxis, INFICON's parent company, is a leading provider of equipment and services for the information technology industry such as semiconductors, data storage, displays, optical components as well as surface technology and aerospace.

For further information, please contact:

Unaxis Management Ltd, Linda Forster Hany
Tel. + 41 1 360 96 02, Fax + 41 1 360 96 53

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND MUST NOT BE DISTRIBUTED TO UNITED STATES PERSONS OR PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE OR PURCHASE ANY SECURITIES. THE SOLE BASIS FOR ANY INVESTMENT DECISION MUST BE THE OFFERING CIRCULAR ISSUED IN CONNECTION WITH THE OFFERING.

THIS PRESS RELEASE IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. ANY SECURITIES ISSUED BY INFICON MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SUCH SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM INFICON OR UNAXIS AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT INFICON AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. INFICON INTENDS TO REGISTER PART OF THE PROPOSED OFFERING IN THE UNITED STATES.

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich
Telefon +41 360 96 96
Fax +41 363 72 60
www.unaxis.com

167

8

unaxis

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Development of the Group through the end of September 2000

Further high-level development, continued good prospects

Zurich, October 25, 2000 **- Unwavering focus on the strongly expanding high-tech business areas, the earlier than expected economic recovery in Asia, significant expansion in the USA (acquisition of Plasma Therm Inc.), and, in particular, the strong growth in the telecommunication industry during the first six months have all contributed to the Group's continued satisfying development.**

During the third quarter Unaxis took over a majority interest in ESEC. This is another significant step towards the Group's new orientation. ESEC was fully consolidated for the first time in September, resulting in the inclusion of ESEC's September figures in the cumulative Group amounts as of September 30, 2000.

Group and segment information

Orders received by the Group increased by 58% compared with the prior year. Excluding the effects of conversion rates and acquisitions, this increase was 43%.

Consolidated Group **sales** again showed a positive development, and as of the end of the third quarter represented a 36% increase compared with the prior year (excluding the effects of translation rates and acquisitions, +21%).

Key figures

Orders received in mill. CHF	**9 / 30 2000**	**9 / 30 1999**	**Change in %**
Group	2 724	1 728	+ 58%
Core businesses	2 232	1 416	+ 58%
- Information Technology	886	458	+ 93%
- Surface Technology (Balzers)	249	181	+ 38%
- Components Special Sys.	1 053	707	+ 49%
- Others	44	70	- 37%

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Discontinuing operations

- Pilatus	492	300	+ 64%

Sales in mill. CHF	**9 / 30 2000**	**9 / 30 1999**	**Change in %**
Group	2 142	1 581	+ 36%
Core businesses	1 843	1 331	+ 38%
- Information Technology	736	467	+ 58%
- Surface Technology (Balzers)	239	201	+ 19%
- Components Special Sys.	808	583	+ 39%
- Others	60	80	- 25%
Discontiniuing operations			
- Pilatus	299	250	+ 20%

Number of employees	**9 / 30 2000**	**9 / 30 1999**	**Change in %**
Group	9 747	8 117	+ 26%
Core businesses	8 641	7 080	+ 22%
Discontinuing operations: Pilatus	1 106	1 037	+ 7%

In the **core business areas**, the continued growth in **orders received** is attributable in particular to the dramatic expansion in the information technology segment (+93%) and in components and special systems (+49%), whereby the surface technology operations also made a significant contribution (+38%). Significant increases were reported by the divisions semiconductors, data storage, Inficon and Leybold Optics. ESEC contributed CHF 47 mill. for the first time.

Core business **sales** increased by 38% compared with the prior year. High growth in the segments information technology (+58%) and components and special systems (+39%) continued during the reporting period. Strong demand

making IT possible

in the markets for data storage and in the telecommunications industry, among others, resulted in very good growth in the semiconductors and data storage divisions. The Optics, Inficon and Leybold Optics Divisions also made important contributions to sales. The on-going growth in the surface technology segment continued, with an increase of 19% compared with the prior year. ESEC sales of CHF 52 mill. were included for the first time.

The **number of employees** was impacted primarily by the inclusion of ESEC for the first time. Excluding ESEC, this figure increased by 14% for the Group and 9% in the core business areas.

As announced on October 18, 2000, Unaxis sold the Large Area Coating Division to Applied Films Corporation in Longmont, Colorado, USA. The conclusion of this transaction is anticipated during the first quarter of 2001.

The subsidiary company included in the **discontinuing operations** – Pilatus – reported a significant increase in **orders received** during the third quarter as a result of a large contract from Malaysia amounting to CHF 70 mill. This also contributed to the overall increase in orders received as of the end of the third quarter of 64% compared with the prior year. With a 20% increase, sales also expanded notably compared with the prior year.

Prospects 2000

For the business year 2000 as a whole, we continue to expect a positive development in sales and profits as well as a significant improvement over the prior year.

For further information, please contact:

Unaxis Management Ltd, Linda Forster Hany,

Tel. + 41 1 360 96 02, Fax +41 1 360 96 53

unaxis

making IT possible

Press Release

Unaxis sells its Large Area Coating Division to Applied Films Corporation

Zurich, Switzerland, and Alzenau, Germany, October 18, 2000.- **Unaxis Holding Ltd of Zurich, Switzerland, today announced the sale of its Large Area Coating Division to Applied Films Corporation in Longmont, Colorado, USA, for a cash amount of 60 million US dollars and 10% in shares of Applied Films (NASDAQ: AFCO) after capital increase. The transaction, which is subject to the approval of the anti-trust and supervisory authorities, is expected to close in the first quarter of 2001. The large area coating technologies offered by Unaxis comprise in-line systems for architectural glass, web-coaters for food packaging and protection layers for PET bottles as well as in-line systems for passive display applications such as color filters. The sale of Unaxis' Large Area Coating Division (LAC) is in line with Unaxis' strategic focus on information technology. Earlier this year, Unaxis had announced its intention to spin off the division.**

"We are very excited to integrate LAC's innovative technologies into the Applied Films product family," said Thomas Edman, President and Chief Executive Officer of Applied Films Corporation. "LAC has an excellent portfolio of technologies that will expand our market reach."

Applied Films Corporation is a leading supplier of in-line equipment for applications such as passive displays. The acquisition of LAC will strengthen Applied Films' position in the above mentioned fields.

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

171

"We are very proud to have found the ideal partner for LAC and are confident that the division will develop successfully as part of Applied Films, " said Kurt Mück, Member of the Executive Board of Unaxis, at the signing in Switzerland.

LAC, headquartered in Alzenau, Germany, will operate as a wholly-owned subsidiary of Applied Films. LAC's management and employees will be taken over by Applied Films.

Unaxis Holding Ltd, whose stocks are listed on the Swiss Stock Exchange, is a leading provider of products and services for the information technology industry such as semiconductors, data storage, displays and optical components. In 1999, the corporation employed 8,366 (approximately 330 of which were employed in the Large Area Coating Division) and achieved sales of 2,8 billion Swiss francs (121 million of which were achieved by the Large Area Coating Division).

For further information, please contact:
Unaxis Management Ltd, Linda Forster Hany,
Tel. + 41 1 360 96 02, Fax +41 1 360 96 53

unaxis

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Press Release

Disclosure of Shareholdings

***Zurich, October 16, 2000* – According to the notification of Deutsche Bank (Suisse) S.A., Geneva, of October 12, 2000, the Deutsche Bank Group's shareholding in Unaxis Holding Ltd has fallen below the threshold of 5 % of the voting rights.**

Members of the group:

- Finanza & Futuro Fondi Sgr S.p.A., Via Gioia 8, I-20124 Milan
- DWS Investment GmbH, Grüneburgweg 113-115, D-60612 Frankfurt
- Deutsche Vermögensbildungsgesellschaft mbH, Feldbergstrasse 35, D-60223 Frankfurt
- DWS Investment S.A., P.O. Box 766, L-2010 Luxembourg
- Deutsche Fund Management Inc., 31 West, 52nd Street, N.Y. 10019, USA
- Deutscher Herold Lebensversicherungs-AG der Deutschen Bk, Poppelsdorfer Allee 25-33, D-53115 Bonn
- Deutsche Bank (Suisse) S.A., Place des Bergues 3, CH-1211 Geneva 1
- Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main
- Deutsche Bank AG, London Branch, 23 Great Winchester Street, London EC2P 2AX, UK
- Morgan Grenfell & Co. Limited, 23 Great Winchester Street, London EC2P 2AX, UK
- Bankers Trust Company, 130 Liberty Street, 10006 New York, USA

Nature of the agreement: Control

Representative of the group: Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main

For information, please contact:
Unaxis Management Ltd, Linda Forster Hany,
Tel. +41 1 360 96 02, Fax +41 1 360 96

173

Disclosure of Shareholdings

***Zurich, September 27, 2000* – According to the notification of Deutsche Bank (Schweiz) S.A., Geneva, of September 21, 2000 the Deutsche Bank Group has exceeded the threshold of 5 % of the shares in Unaxis Holding Ltd.**

Members of the group:

- Finanza & Futuro Fondi Sgr S.p.A., Via Gioia 8, I-20124 Milan
- DWS Investment GmbH, Grüneburgweg 113-115, D-60612 Frankfurt
- Deutsche Vermögensbildungsgesellschaft mbH, Feldbergstrasse 35, D-60223 Frankfurt
- DWS Investment S.A., Postfach 766, L-2010 Luxembourg
- Deutsche Funde Management Inc., 31 West, 52nd Street, N.Y. 10019, USA
- Deutscher Herold Lebensversicherungs-AG der Deutschen Bk, Poppelsdorfer Allee 25-33, D-53115 Bonn
- Deutsche Bank (Suisse) S.A., Place des Bergues 3, CH-1211 Geneva 1
- Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main
- Deutsche Bank AG, 23 Great Winchester Street, GB-London EC2P 2AX
- Morgan Grenfell & Co. Limited, 23 Great Winchester Street, GB-London EC2P 2AX
- Bankers Trust Company, 130 Liberty Street, 10006 USA-New York

Proportion of voting rights: 6.01%

Type and amount of the equity securities: 791'756 equity securities Unaxis Holding Ltd

Nature of the agreement:

Identity of representatives of the members of the group:
- Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt a. Main

For further information:

Unaxis Management Ltd, Dr. Beat Baumgartner

Tel. + 41 1 360 96 20, Fax + 41 1 363 72 60

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174

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Press Release

Unaxis intends to bring INFICON to market

***Zurich, September 14, 2000* - The high tech Group Unaxis intends to list its instrumentation division as an independent entity on the mainboard of the SWX Swiss Exchange prior to the end of the year. The instrumentation division has production sites in Europe, the U.S. and Asia. Since July of this year, the division operates under the name of INFICON.**

The high tech Group Unaxis, active in the fields of information technology, surface technology and components and special systems, recently renamed its instrumentation division INFICON. This division has production sites in the Principality of Liechtenstein, Germany, and the U.S. Subject to market conditions, INFICON will be listed on the mainboard of the SWX Swiss Exchange.

INFICON produces innovative instruments to monitor and control key production processes, especially vacuum processes. INFICON is a supplier to the semiconductor industry, the automotive industry and the air conditioning/refrigeration industry.

The intended listing of INFICON is in line with Unaxis' strategic focus, particularly in the information technology industry. As a public company, INFICON will be able to pursue its entrepreneurial targets more swiftly and directly.

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND SHOULD NOT BE DISTRIBUTED TO UNITED STATES PERSONS OR PUBLICATIONS WITH A GENERAL CIRCULATION IN THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY SECURITIES.

For information, please contact:
Unaxis Management Ltd, Linda Forster Hany,
Tel. +41 1 360 96 02, Fax +41 1 360 96

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

175

unaxis

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Strong growth in sales and profits for Unaxis in the first half of 2000

***Zurich, September 5th, 2000.*- The technology group Unaxis, concentrating on the high-growth and future-oriented sector of information technology (IT), showed significantly better results in the first six months of 2000. The Group operating result increased from CHF 12 million in the prior year to CHF 101 million, and the Group net income improved from the prior year's CHF -18 million to 73 million. The core businesses developed very positively: due to a 33% increase in sales and improvements in productivity, the operating result for the core businesses increased by 84% and the net income by 134%. The drive to concentrate on IT was pushed further forward. Favorable developments are expected to continue in the second half of the year.**

Unaxis, the technology group that grew out of the Oerlikon-Bührle group, is a leading supplier of equipment and services for high-growth, high-tech IT sectors such as semiconductors, data storage, displays and optics, as well as applications for surface technology and aerospace. In the first half of 2000, this focus plus the earlier-than-expected economic recovery in Asia, the greatly expanded market position in the United States, and the positive developments in the telecom industry led to significantly higher growth in the core businesses compared to the same period of the previous year.

Clear improvement in the core businesses

Orders received rose by 65% to CHF 1 498 million, and sales increased 33% to CHF 1 177 million (prior year CHF 882 million); 7% of this was due to acquisitions and 8% was currency related. In the core businesses, sales increases and productivity measures resulted in an 84% improvement in operating result before interest and taxes (EBIT) to CHF 107 million (prior year CHF 58 million) and net income more than doubled to CHF 75 million (prior year CHF 32 million). The return on net assets rose from 14% to

20%. Mainly because of business expansion, the number of employees in the core businesses rose 9%, to 7 670.

The core segments of Information Technology (+ 101%) and Components and Special Systems (+ 61%) were the primary contributors to the large rise in *orders received*; the steadily growing Surface Technology segment (+ 26%) also made a striking contribution to this overall development.

The *increase in sales* was especially high in the Information Technology segment (+ 51%), particularly in Semiconductors and Data Storage. The sales increase in the Surface Technology segment (+ 20%) was due primarily to the positive developments in Tool Coatings. The striking jump of 32% in sales in the Components and Special Systems segment was decisively influenced by Inficon and Leybold Optics.

At the Group level, sales were 13% lower than in the previous year due to divestments (Oerlikon Contraves Defence, Oerlikon-Bührle Immobilien, Bally and Zurich Marriott Hotel), making a direct comparison meaningless.

Continuing the focus on IT

As part of the continued focus on IT, the position in the semiconductor systems sector was strengthened significantly. After completion of the public offering to common shareholders of ESEC Holding SA ordered by the Swiss Banking Commission, Unaxis's interest is 56.9% of the share capital of this leading supplier of machines and system solutions for chip assembly. The ESEC investment is consolidated in the semi-annual accounts and until August 31 according to the equity method and from September 1, 2000, will be fully-consolidated.

In the first quarter of 2000, the position was further strengthened in the semiconductor sector by the purchase and integration of the American company Plasma-Therm Inc., one of the leading developers and suppliers of etching and PECVD systems, which has been a fully-consolidated part of the Information Technology segment since January 1, 2000.

111

In the context of concentrating on IT, the Information Technology segment was further streamlined. Leybold Coating (Large Area Coating) and Leybold Optics (Optical Systems) were newly assigned to the Components and Special Systems segment. These two units as well as Leybold Vacuum, and Inficon (Instrumentation) will become legally independent and will each be provided with a corporate identity. Prerequisites will be met to support the continued successful development of these companies through a partial IPO or entering strategic alliances.

Pilatus with high growth in sales

Pilatus achieved 18% more orders received than in the prior year. Sales rose 32% to CHF 182 million. In the second half of the year, a significant increase in sales as well as a positive operating result at last year's level is expected.

Outlook

On the basis of market assessments and the high number of orders on hand, which at CHF 1 134 million in the core businesses at the end of the first six months was significantly above the prior year's (CHF 658 million), a continuation of favorable developments in both sales and Group income is expected for the second half of 2000.

On July 10, 2000, the Index Commission of the SWX Swiss Exchange decided to include Unaxis in the SMI, effective October 2, 2000. This is welcome confirmation that Unaxis has achieved acceptance and recognition as a diversified and important technology company.

The semi-annual report can be accessed at www.unaxis.com/Investor Relations/SemiAnnualReport.htm

Further information:

Unaxis Management Ltd, Linda Forster Hany, Corporate Communications,
Tel. + 41 1 360 96 02, Fax +41 1 360 96 53

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Unaxis owns the majority share of ESEC

Public purchase offer to the common shareholders of ESEC completed

Zurich, August 22, 2000. – The settlement of the public purchase offer ordered by the Swiss Banking Commission from Unaxis Holding AG to the common shareholders of ESEC Holding SA, Cham, has been concluded. Combined with the 26.9% minority interest acquired in November and the parcel of shares acquired in July from the ESEC founder and majority shareholder Karl Nicklaus, Unaxis now owns 56.91% of the share capital of ESEC.

By acquiring the majority in ESEC, Unaxis is strengthening its position in the rapidly expanding yet cyclical semiconductor industry. Whereas Unaxis is a provider of systems used in the front-end semiconductor manufacturing processes; Esec, with its automated chip assembly machines (die bonder, wire bonder, flip-chip technology) and Factory Integration division, is one of the world's leading manufacturers of equipment used by the semiconductor industry for back-end processes. By pooling competencies in key technologies used in the front-end and back-end of the manufacturing chain, both companies will be capable of developing comprehensive, cutting-edge systems and achieving new, longer-term strategic success potential.

For further information:

Unaxis Management AG
Linda Forster Hany, Head of Corporate Communications
Tel. + 41 1 360 96 02, Fax + 41 1 360 96 53

179

Press Release: Public Purchase Offer Made by Unaxis to ESEC Shareholders

Zurich: July 20, 2000

(Note: English summary of French language original)

Following the submission of Unaxis' public offer to purchase the stock of ESEC Holding AG ("EDEC"), Unaxis acquired an additional 84 shares of ESEC stock, representing 0.04% of the 207,769 registered shares Unaxis had offered to purchase. Including the newly acquired 84 shares, Unaxis now holds ESEC shares constituting 26.91% of the share capital and 13.28% of the voting rights of ESEC. In conformity with the requirements of the public offer and the ordinances of the OPA Commission, Unaxis extends its public purchase offer by 10 market days from July 24 to August 7, 2000 at 4:00 PM.

01 JUN 11 AM 9:49

Milestones

Zurich, July 11, 2000 - The Swiss Stock Market Exchange (SWX) informed that Unaxis will be part of the Swiss Market Index (SMI) as per October 2, 2000.

Zurich, July 10, 2000 - BPS, Balzers Thin Films and Balzers Materials are members of the Unaxis Family.

The former BPS Divisions Semiconductors, Data Storage and Displays and the former Balzers Materials and Balzers Thin Films now form the Segment **Unaxis Information Technology (IT)**. In this segment the core business of the Unaxis Corporation is united under one strong brand for a strong future and with the aim of "making IT possible", for and with our customers.

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Media Release

Sale of Hotel Zürich AG closed

Zurich, June 27, 2000. – The sale of Hotel Zürich AG, announced in December 1999, was recently closed. Unaxis Holding AG sold Hotel Zurich AG, of which the company holds the majority, to a private investment group for an undisclosed amount. Hotel Zurich AG is the owner of the Marriott Hotel (formerly called Hotel Zürich). The hotel will continue to be managed by the Marriott Group.

The sale of Hotel Zürich AG is in line with Unaxis' strategy to focus on advanced technologies, particularly for the information technology and surface technology industries.

For further information, please contact

Unaxis Management AG
Linda Forster Hany
tel. + 41 1 360 96 02
fax + 41 1 360 96 53

182

The Federal Banking Commission (EBK) does not allow a selective opting out

Unaxis has to make the ESEC shareholders a public offer, yet recommends shareholders to decline

***Zürich, June 27 2000.* In the context of exercising its option to buy the majority of the shares of ESEC Holding SA (ESEC), Unaxis Holding AG (Unaxis) has to extend an offer to the existing public shareholders, after the Federal Banking Commission (EBK) decided that a selective opting out was unacceptable. This, despite the Takeover Committee having ratified the proposal from ESEC and Unaxis in its public recommendation of June 6, 2000 (the opting out clause would have liberated Unaxis from the obligation of making a public offer). Unaxis is therefore offering the public shareholders of ESEC the legally prescribed minimum price of CHF 3,548 payable in 4 Unaxis shares and CHF 1,920 in cash. In the interest of the shareholders, the employees and customers of ESEC, Unaxis wants to retain ESEC as a independently quoted public company and is therefore recommending the public shareholders of ESEC to decline the offer.**

In November 1999, Unaxis (then still Oerlikon-Bührle) acquired 110.000 bearer shares (equaling about 27% of the capital and representing about 13% of the voting rights) as part of its strategic realignment and as a Swiss successor solution for ESEC founder Karl Nicklaus. The purchase was linked with the option to later acquire the majority of the shares. Unaxis will exercise its option to purchase the 525,000 registered shares held by Karl Nicklaus within the next few days at a price of CHF 470 per registered share; this equals CHF 2,350 per bearer share. By exercising this option, Unaxis achieves possession of approximately 53% of the ESEC share capital.

Even after acquiring control of ESEC, Unaxis still intends to preserve it as a publicly quoted company. This to safeguard the company's entrepreneurial dynamic, its independence and its ability to directly access the capital market in the best interest of shareholders, employees and customers. These notable advantages would be lost if ESEC were at this time to be fully integrated into the Unaxis Group. After carefully and comprehensively reviewing the legal situation, Unaxis and ESEC proposed that the minority shareholders of ESEC decide at the General Meeting of June 29 in an extraordinary vote on a short-term, selective opting out on behalf of Unaxis. If this procedure had gone ahead, the public shareholders could have decided for themselves whether they wished to liberate Unaxis from the obligation to place a public offer.

The procedure proposed by Unaxis and ESEC was ratified by the Takeover Committee in a public recommendation on June 6. With its decree issued on June 23, the EBK, in its capacity as the supervisory authority of the Takeover Committee, decided that the planned opting out was unacceptable. As a consequence of this decree, Unaxis is now obliged to extend a purchase offer to the public shareholders of ESEC. Unaxis has thus to achieve its goal to maintain ESEC as a publicly quoted company, to follow another route. The shares acquired in the context of the public offer shall be re-placed on the market, in order to retain the public character of ESEC. At the General Meeting, the Board of Directors of ESEC will still recommend the creation of a unified registered share structure in order to provide equal voting rights to all shareholders and to enhance the tradability of ESEC's stocks. Unaxis will support this proposal. After introducing the unified registered shares, the public shareholders will control 48% (today 23%) of the voting rights.

Against this backdrop, Unaxis recommends the public shareholders of ESEC to decline the purchase offer. Unaxis offers those public shareholders of ESEC who still want to sell their shares, in compliance with the stock exchange legislations, the legally prescribed minimum purchase price of CHF 3,548 per each ESEC bearer share at nominal CHF 50. The offer is considerably under the current share price of CHF 4,010 of Monday, June 26, 2000. The purchase price will be paid through a cash payment of CHF 1,920 and 4 Unaxis registered shares of CHE 20 each for one ESEC bearer share. This price is based on the average of the opening prices of the shares of both companies over the past 30 days prior the preparatory filing of the offer.

For further information:

Unaxis Management AG, Linda Forster Hany, Head of Corporate Communications
Tel. +41 (0)1 360 96 02, Fax +41 (0)1 360 96 53,

E-Mail linda.forster@unaxis.com

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unaxis

making IT possible

Media Release

Taiwanese Government Chooses Unaxis for Developing IT Industry

Zurich, June 9, 2000 – **The Industrial Development Bureau of the Ministry of Economic Affairs of Taiwan has chosen Unaxis to create a long-term partnership for the development of the Data Storage, Display Products and Semiconductor industries in Taiwan. Both parties have signed a Memorandum of Understanding (MOU) which outlines the basis for the cooperation. According to Dr. Chung Ping Lai, president of Unaxis Taiwan, "This agreement is a great honor for Unaxis. It truly reflects Taiwan's recognition that we are a preferred global company to work with. Furthermore, it shows our commitment to the IT industry in Taiwan, and most important, to our customers."**

The terms of agreement of this MOU state that Unaxis will cooperate with the Industrial Development Bureau (IDB) of the Ministry of Economic Affairs and other companies and research organizations in Taiwan to facilitate the development of thin film systems and research and development capabilities in Taiwan.

According to Dr. Willy Kissling, chairman and CEO of the Unaxis Cooperation, "This cooperation with be of mutual benefit to both Unaxis and Taiwan. We will be able to develop and manufacture new systems at a faster pace, due to an extended network in Taiwan. At the same time, we are making a valid contribution to the future development of the information technology industry in Taiwan, which is clearly moving at tremendous speed."

The Industrial Development Bureau of the Ministry of Economic Affairs in Taiwan is a government agency whose aim is to boost the overall industrial development in Taiwan and establish a reputation for Taiwan as a "technology isle" as well as an Asian-Pacific regional operations center (APROC) for manufacturing, R&D and operations. While focusing on high-tech and high value added industries, the APROC aims at stimulating investments in R&D programs and upgrading technology for various industry sectors.

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich

Telefon +41 360 96 96
Fax +41 363 72 60
www.unaxis.com

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unaxis

making IT possible

With headquarters in Zurich, Switzerland, Unaxis is a leading provider of highly advanced systems and services for growth markets in the area of information technology, including semiconductors, data storage, displays, optics and materials as well as surface technology and aerospace applications.

For further information, please contact:
Linda Forster Hany
Tel: +41 1 360 96 02
Fax:+41 1 360 96 53

186

Unaxis Management AG
Hofwiesenstrasse 135
Postfach 1309
CH-8021 Zürich
Telefon +41 360 96 96
Fax +41 363 72 60
www.unaxis.com

unaxis

making IT possible

Unaxis sells Leybold Didactic GmbH to private investors

***Zurich, June 8, 2000.* - In line with its strategic realignment and clear focus on promising growth markets, in particular that of information technology, Unaxis Holding AG (previously Oerlikon-Bührle) has sold its subsidiary of Leybold Didactic GmbH in Cologne/Hürth to a group of private investors. The sale is subject to the approval of the anti-trust authorities.**

Leybold Didactic AG with its headquarters in Hürth, Germany, develops, manufactures and distributes scientific educational devices and systems. The company also offers training programs in electronic and electrical engineering. In 1999, the company, with its 224 employees, recorded sales of 82 million DM.

Following the takeover by the new shareholders, Leybold Didactic GmbH will be managed as an independent company. The new shareholders already have a stake in companies active in the field of professional and scientific training. The positive cooperative effects this will yield are sure to contribute to the successful future development of Leybold Didactic GmbH. By virtue of the greater involvement intheir specific field of interest, there will be interesting opportunities for Leybold Didactic to extend its range of services and products and good prospects for reinforcing its position in both the national and international markets.

For more information, please contact:

Unaxis Management AG, Linda Forster Hany,
Tel: +41 1 360 96 02, Fax: + 41 1 360 96 53

187

unaxis

ESEC to remain listed on the SWX Swiss Exchange.

Future bolstered by simplified capital structure under the umbrella of Unaxis

Following exercise of the option by Unaxis, ESEC is to remain a publicly listed company as a means of maintaining its entrepreneurial dynamism and upholding the best interests of its shareholders. Simultaneously, ESEC will be given a modern capital structure. This is to take place via a split of the bearer shares into more easily tradable unified shares, resulting in a more well-balanced voting relationship between the public and the majority shareholder. As a result, ESEC will continue to be an attractive investment opportunity for investors.

Following the November 1999 acquisition by Oerlikon-Bührle Holding AG – today Unaxis Holding AG – of roughly 27 % of the share capital (ca. 13 % of the voting rights) of the semiconductor equipment company ESEC, it now intends to exercise the option agreed to at the time to purchase the 525,000 ESEC registered shares from ESEC founder Karl Nicklaus at a fixed price of CHF 246 million (representing a price per bearer share of CHF 2,350). The exercise price is valid until September 2000, and lies considerably below the current market value of ESEC shares. By taking this step, Unaxis is resolutely pursuing its strategic expansion in the area of high technology with particular emphasis on information technology. Unaxis views its engagement in ESEC as a long-term investment.

Unaxis intends to maintain without interruption the listing of ESEC shares as an independent entity on the SWX Swiss Exchange. This is intended as a means of preserving the entrepreneurial dynamic of ESEC in the best interests of its shareholders and employees as well as its customers and suppliers. Under the umbrella of Unaxis, ESEC will have an excellent foundation for its future growth.

To that purpose, Unaxis has proposed to the board of directors of ESEC that a motion for a temporary opt-out, in favor of Unaxis and related only to this transaction, be submitted for a shareholder vote at the upcoming annual general meeting to be held on June 29th of this year. Immediately following the exercise of the option, the opt-out is to be rescinded. This will ensure that, upon exceeding a 33 1/3 percent equity ownership threshold, any future acquirer would become subject to the statutory obligation to make a full public tender offer for the remaining shares. As a result of this procedure, a complicated buy-back of ESEC shares and subsequent re-listing on the exchange can be avoided.

In conjunction with the solution now being proposed, the ESEC board of directors will also move at the annual meeting for a shareholder vote on the introduction of a more modern share structur based on unified shares: by splitting each of its current CHF 50 par value bearer shares into five more easily tradable unified shares with a par value of CHF 10, ESEC's stock will gain a higher degree of liquidity and therefore even greater attractiveness. As a result of this move, the voting rights proportion represented by publicly-held shares will increase from ca. 23% to ca. 48%. All unified shares will be listed on the SWX Swiss Exchange, thereby increasing the amount of listed shares.

At the annual general meeting, the motion for a temporary, transaction-specific opt-out and for the introduction of unified shares will be put to a separate vote among minority shareholders.

ESEC founder and chairman Karl Nicklaus, commenting on the proposed procedure, stated: "For me, the established goals have been achieved. I'm pleased to be able to pass on a healthy and successful company within the framework of this order of succession." Unaxis chairman Willy Kissling is also upbeat: «ESEC is a dynamic company with a strong position in the long-term, attractive growth market of the semiconductor industry. By taking this route, we are supporting the further entrepreneurial development of ESEC and preparing the ground for a strategic cooperation. Under the wing of Unaxis, ESEC will remain an attractive investment opportunity.»

For further information, please contact:

ESEC: Dr. Verena Schmid, Vice President, Head of Corporate

Communications, Tel. +41 (0)41 749 51 11, Fax +41 (0)41 749 51 77,
E-mail verena.schmid@esec.com

or

Unaxis: Linda Forster Hany, Head of Corporate Communications
Tel. +41 (0)1 360 96 02, Fax +41 (0)1 360 96 53,

E-mail linda.forster@unaxis.com

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189

27th Annual General Shareholders' Meeting of Oerlikon-Bührle Holding AG

Alle motions approved - Green light for Unaxis

The Annual General Shareholders' Meeting of Oerlikon-Bührle Holding Ltd., held on May 4, 2000, approved the proposed change of name from Oerlikon-Bührle Holding AG to Unaxis Holding Ltd. and all other motions by the Board of Directors.

The change of name from Oerlikon-Bührle Holding Ltd. to Unaxis Holding Ltd. to illustrate and document the company's transition from a diversified industrial conglomerate to a high-technology group with an emphasis on information technology met with the approval of the shareholders. Following the registration of Unaxis in the Commercial Register, Oerlikon-Bührle Holding Ltd. will be named Unaxis Holding Ltd.

Similarly, the Annual General Shareholders' Meeting approved the motion to create an authorized capital with a par value of CHF 40'000'000 to finance future acquisitions and investments.

The shareholders also agreed to the creation of a conditional capital of CHF 7'200'000 for the implementation of an employee participation model.

The Board's motion to abolish the restrictions on the transfer of shares was met with approval.

For further information please contact:

Linda Forster Hany, Tel. + 41 1 360 96 02 , Fax + 41 1 360 96 53

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190

OERLIKON-BÜHRLE

Strong 1st-quarter growth
Good starting position for Unaxis*

Zürich, April 27, 2000

In comparison with the prior-year period, new orders in the first quarter of 2000 picked up by 43% and sales rose by 33%. Even after adjustments to reflect acquisitions and currency translation, the growth rates are a sizable 28% (new orders) and 20% (sales). A perceptible gain in sales and earnings is expected by the end of the year, given consistent economic baseline conditions.

In CHF million	2000	1999
New orders	*841*	*588*
Core businesses	**681**	466
- Information Technology	**361**	208
- Surface Technology	**73**	69
- Components	**224**	158
- Others	**23**	31
Pilatus, Hotel Zürich AG	**160**	122
Sales	**646**	*485*
Core businesses	**569**	434
- Information Technology	**277**	187
- Surface Technology	**79**	71
- Components	**186**	149
- Others	**27**	27
Pilatus, Hotel Zürich AG	**77**	51
Personnel	*8'765*	*8'334*
Core businesses	**7'481**	7'160
Pilatus, Hotel Zürich AG	**1'284**	1'174

Developments in the individual segments

Information Technology: The strong advance of new orders (+74%) and sales (+48%) is chiefly attributable to the recovery of relevant markets toward the end of 1999. Moreover, growth was influenced by Plasma-Therm, the US semiconductor equipment company consolidated effective January 1, 2000, and by foreign exchange rates. Plasma-Therm accounts for 19% in new orders and 16% in sales. The Semiconductors, Data Storage, and Optics Divisions posted above-average trends.

Surface Technology: The rise in sales of about 12% is due mainly to the encouraging trend in tool and component coatings. Two new coating centers – one in the USA and one in Italy – were inaugurated in March, bringing the number of centers up to 44.

Components: The pronounced increase in new orders (+41%) and in sales (+25%) reflects growth in the relevant markets, especially the semiconductor market. The Instrumentation Division derived more momentum from this trend than Vacuum Pumps. As expected, the Space Division reported positive growth.

Pilatus: New orders and sales rose primarily because of the good market acceptance of the PC-12 general aviation aircraft.

Development of the Group

In line with projections, the acquisition of Plasma-Therm as well as the stake in ESEC (27%) resulted in first-quarter net debt of CHF 221 million (end of 1999: net liquidity of CHF 206 million).

From the current perspective, the reassuring trend in new orders justifies expectations of clearly higher sales and earnings for the current financial year.

Further information:
Oerlikon-Bührle Holding AG
Linda Forster Hany, Tel. +41 (0)1 360 96 02

*Unaxis: Subsequent to the nearly completed transformation of the former Oerlikon-Bührle conglomerate into a high-tech corporation, the Board of Directors will propose to the General Meeting of Shareholders on May 4, 2000, to rename the Group Unaxis.

Unaxis is a leading provider of systems and services in growth markets with a focus on information technology – semiconductors, data storage devices, displays, and optical components – as well as on surface technology and space applications.

OERLIKON-BÜHRLE

Press Release

From Oerlikon-Bührle, Unaxis is born

Zurich, April 4th 2000. - Oerlikon-Bührle has transformed itself from a widely diversified industrial conglomerate into a focussed high-tech group. This refocusing on attractive growth markets, with an emphasis on the field of information technology, has been marked with the issuing of a new name. Subject to the approval of the Annual General Meeting on May 4th, 2000, this new high-tech corporation will be named Unaxis.

Unaxis has been derived from the terms "united" and "axis" (from Latin) and represents the close partnership between the group and its customers along the value-addition chain. The name Unaxis also brings to mind other words, including "universal", "unique" and "axiom" (derived from the Greek word meaning worthy). These all highlight the universal, unmistakably distinctive character of the new high-tech group. At the same time, Unaxis also embodies the dynamism and flexibility with which this high-tech group anticipates market changes and customer needs.

The name Unaxis is the result of a process spanning several months. Starting with the vision, mission and value of the new high-tech group, Unaxis was selected from a large number of possible names. The requirements placed on the new name were high: the sound and script of the new name should clearly convey the activities and values of the new group. The new name must be internationally understood, be short, associative and easily remembered and it should also be clearly distinguished form the competition.

The silver script embodies the high-tech world of Unaxis, while the orange dot above the "I" reflects the dynamism and flexibility of the new group. Unaxis – Making IT Possible.

For questions please contact:
Oerlikon-Bührle Holding AG, Hofwiesenstrasse 135, 8021 Zurich, Switzerland
Linda Forster Hany, Tel. + 41 1 360 96 02, Fax + 41 1 360 96 53

i:\bmk2000\medienmitteilung\englische mitteilungen\22emmacenis.doc

192

OERLIKON-BÜHRLE

Media Release

Oerlikon-Bührle nears conclusion of restructuring into a high-technology group

Focus on future-oriented information technology growth markets – Improved key figures

Zurich, April 4, 2000.- There has been strong progress in restructuring the erstwhile highly diversified Oerlikon-Bührle corporation in 1999. The group has successfully divested Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence, and made strategic investments in fast-growing, forward-looking sectors of information technology. The focussed technology group will change its name to Unaxis, and will assume a new corporate identity. Group net income for 1999 shows a modest surplus. Earnings of CHF 111 million by the core businesses of information technology, surface technology and components contributed to a profit of CHF 54 million for the group as a whole. Including discontinuing operations, the group showed a modest overall surplus. Further increases in sales and profits are expected for the year 2000. From the present perspective, Unaxis will probably exercise its option to acquire the controlling majority of ESEC within the appointed time-frame expiring in mid-2001.

Subject to approval by the annual general meeting of Oerlikon-Bührle Holding AG shareholders on May 4, the OBH group will change its name to Unaxis. "Hoisting the Unaxis flag is a major symbolic act of great emotional significance. It reflects the fact that the strategy and orientation of the technology group announced in 1999 have taken concrete form", said Willy Kissling, chairman of the board and CEO, at Tuesday's press conference called in Zurich by OBH to announce its annual results. Although there is still work to be done, the transformation of the OBH group and its new focus on fast-growing, forward-looking sectors of information technology has shown

Oerlikon-Bührle Holding AG, Hofwiesenstrasse 135, Postfach 2409, CH-8021 Zürich, Telefon 01 360 96 96, Telefax 01 363 72 60

impressive progress over the past year, to the point where it is appropriate to begin a new chapter under the Unaxis name.

Successful divestitures have a positive effect

The divestiture of Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence had an overall positive effect. Gross proceeds from the sale of the three companies totaled CHF 558 million. Taking CHF 499 million of consolidated equity into account, the divestitures realized a gross profit of CHF 59 million. This figure excludes charges of CHF 73 million for provisions and sale expenses. The divestitures turned CHF 656 million of net debt of at the start of 1999 into net liquidity of CHF 206 million by the year end.

The divestitures created financial leeway for reinforcing the Group's position in the information technology segment, which Kissling says is the group's main strategic emphasis. To strengthen its position in semiconductor manufacturing systems, the group acquired Plasma-Therm, a leading US company in the area of etching and plasma-enhanced chemical vapor deposition. In addition, the group acquired a 26.9% stake in the ESEC group, one of the world's foremost manufacturers of automatic chip assembly machines and systems. From the present perspective, Unaxis will probably exercise its option to acquire the controlling majority of ESEC within the appointed time-frame expiring in mid-2001.

Kissling sees Unaxis in a strong and highly promising position, and claims that close partnership with customers throughout the world, even sharper strategic focus and targeted capital deployment in lucrative market segments will improve earnings potential. Unaxis is a technology leader in its three core segments, and owns attractive technology and product portfolios. With its expertise at using more efficient production solutions to achieve technical

advances at low cost, Unaxis is ideally positioned to excel in specific market segments where rapid growth is expected.

Improved key figures

To create the highest possible degree of transparency, the group's 1999 financial statement has been split into core businesses and discontinuing operations. This split reflects the parallel tracks taken by parts of the group that were divested in 1999 or are still awaiting sale, and parts that will form the backbone of Unaxis. The figures for Oerlikon-Bührle Holding AG are unaffected by this accounting structure.

The core business, with its three strategic segments of information technology, surface technology and components, showed *orders received* up 7% to CHF 2040 million, with *orders on hand* up 21% to CHF 756 million. *Sales* of CHF 1893 million showed a more modest increase of 1%. This growth rate reflects an easing of the semiconductor industry's longest crisis to date in the second half of 1999. The information technology segment, at 47% of total sales the most important of the core businesses, profited most from this development towards the end of the year, accounting for 50% of new orders.

Operating results for the core businesses grew nearly 10% to CHF 111 million. This figure includes extraordinary restructuring charges of CHF 24 million, listed for the Group's strategic reorientation. CHF 76 million in operational earnings accrued from the information technology segment. On the other hand, the discontinuing operations contributed a loss of 31 million francs to the group's 1999 operating result.

The three core businesses contributed net group income of CHF 54 million, 13% more than in the previous year. Taking operational and divestment-related losses by the discontinuing operations into account, for which Bally was heavily

responsible, group profit is nonetheless CHF 5 million, compared with last year's loss of CHF 169 million.

Future prospects

In the year 2000, Unaxis expects to profit from the economic upturn and growth stimulation in the core businesses. Higher orders received and increased orders on hand should generate considerably higher sales and profits than in 1999. The contractually secured sale of Hotel Zürich AG will proceed in mid-2000. Pilatus generated record sales of CHF 435 million in 1999 (13% more than in 1998), with operating profits of CHF 12 million. According to Kissling, divestiture will be postponed until such time as an optimal solution can be found; this is in the best interests of the workforce and the region. In the long term, Pilatus will require a broader operational basis than at present. In the components segment, an Initial Public Offering (IPO) of the instrumentation division is planned within the next 12 months for strategic portfolio streamlining purposes, while the vacuum pumps division will be spun off and taken public in the medium term.

Motions submitted to the annual general meeting

The Board of Directors will request the annual general meeting to forfeit a dividend. It will also seek approval of the proposed change of name and Unaxis corporate identity. Approval will also be sought for authorized capital of CHF 40 million, to facilitate discretionary freedom and responsiveness. Finally, the Board of Directors is seeking CHF 7.2 million of conditional capital to establish an employee profit-sharing scheme.

For more information

Oerlikon-Bührle Management AG, Hofwiesenstrasse 135, 8021 Zurich,
Linda Forster Hany, Tel. + 41 1 360 96 02, Fax + 41 1 360 96 53

OERLIKON-BÜHRLE

1999 orders received and sales
Zurich, February 9, 2000

During the fourth quarter the core business areas experienced stimulated demand. In total - expressed on a comparable basis - orders received in 1999 lie a good 11% (nominal 7%) and sales some 5% (nominal 1%) above the prior year.

Pilatus and Hotel Zurich, which are designated for sale but are still included in the consolidation as of the end of 1999, also realized a positive development in sales during the fourth quarter, and reported sales for the year of around 13% more than the prior year (primarily thanks to Pilatus).

in CHF mill.	1999	1998
Orders received	*3'153*	*3'520*
Core business areas	**2'040**	1'912
Pilatus	**417**	398
Hotel Zurich	**33**	32
Sold activities*	**663**	1'178
Sales	*2'891*	*3'631*
Core business areas	**1'893**	1'871
Pilatus	**435**	384
Hotel Zurich	**33**	32
Sold activities*	**530**	1'344
Number of employees	*8'366*	*13'741*
Core business areas	**7'125**	7'128
Activities designated for sale	**1'241**	6'613

*** Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves-Defence were sold as of 7/1/1999 and are therefore included in orders received and sales only for the first six months of 1999.**

For additional information:
Oerlikon-Bührle Holding AG
Dr. Beat Baumgartner, Tel. +41 (0)1 360 96 11

Development in core business areas

The strength in orders received during the fourth quarter is mainly attributable to stimulated demand in the information technology segment. For the entire year the increase in this segment amounted to around 18%. These orders for the most part will only have an impact on sales during the year 2000.

Operating result for the key business areas is still expected to approximate that of the prior year (CHF 102 mill.), and a positive contribution to net income is anticipated.

Consolidated Group

As expected, the Group's net debt could be completely eliminated as of year-end.

The contribution to net income achieved from the key business areas should approximately make up for the corresponding loss from the business segments sold or designated for sale.

OERLIKON-BÜHRLE

Media release

Oerlikon-Bührle acquires Plasma-Therm

Oerlikon-Bührle receives clearance from regulatory offices – public offer successfully completed

Zurich, February 7, 2000. – **After receiving clearance from the regulatory offices, the Oerlikon-Bührle Group (OBH), traded on the Swiss Stock Exchange, acquired Plasma-Therm, Inc. in St. Petersburg, Florida (U.S.A.). The acquisition underlines OBH's commitment to reinforcing its position in the semiconductor equipment industry and to focusing the Group on advanced technologies offering high growth and profit.**

The public offer, announced in December 1999, was successfully completed. After receiving clearance from the regulatory offices, Oerlikon-Bührle acquired 95% of Plasma-Therm's 11,252,311 issued shares at a price of $12.50. OBH will purchase the remaining 5% in the weeks to come. Traded on the NASDAQ, Plasma-Therm shares will be delisted in the course of the next two months.

The acquisition of Plasma-Therm is in line with OBH's strategy to strengthen its position in the semiconductor equipment, opto/tele and data storage markets. Both companies ideally complement each other. Whereas OBH's Semiconductor Division is at the forefront of deposition technology (PVD), Plasma-Therm is a leading supplier of etching and PECVD technology.

Plasma-Therm, Inc., headquartered in St. Petersburg, Florida, was founded in 1975. In 1999, the company employed approximately 170 and achieved sales of about $ 41 million.

OBH is a major Swiss corporation, which, after having sold Oerlikon-Bührle Immobilien (real estate), Bally (the well-known luxury shoe brand), and Oerlikon Contraves Defence, began the construction of a new high-tech company. The acquisition of Plasma-Therm is a further step in reinforcing OBH's position in the information technology sector, particularly in the semiconductor, data storage and display equipment industry.

For further questions, please contact:
Oerlikon-Bührle Holding AG, Linda Forster Hany, Head of Corporate Communications
Tel. +41 (0)1 360 96 02; Fax +41 (0)1 360 96 53

unaxis

making IT possible



303

Semi-annual Report **2000**

Group key figures

in CHF millions

* The comparison figures of the previous year include the deconsolidated Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence and Zurich Marriott Hotel.

	Core businesses		Total*	
	6/30/ 2000	6/30/ 1999	**6/30/ 2000**	6/30/ 1999
Orders received	**1 498**	909	**1 799**	1 834
% change	**+65%**		**–2%**	
Orders on hand	**1 134**	658	**1 406**	1 884
Sales	**1 177**	882	**1 358**	1 560
% change	**+33%**		**–13%**	
Operating result (EBIT)	**107**	58	**101**	12
Result before taxes	**110**	46	**108**	0
Net income/loss	**75**	32	**73**	–18
Net assets	**1 051**	814	**1 273**	2 091
Shareholders' equity	**993**	529	**1 126**	1 109
Net debt	**89**	198	**131**	739
Operating result as % net assets (RONA)	**20%**	14%	**16%**	1%
Equity ratio	**37%**	34%	**37%**	25%
Net debt as % of shareholders' equity	**9%**	37%	**12%**	67%
Operating result before depreciation and amortization (EBITDA)	**169**	86	**167**	95
Capital expenditures in fixed assets	**63**	55	**64**	65
Research and development	**82**	71	**99**	96
Number of employees at end of period	**7 670**	7 042	**8 771**	13 356

Orders received **6/30/ 2000** 6/30/ 1999



in CHF millions **1 498** 909
+65%

Sales **6/30/ 2000** 6/30/ 1999



in CHF millions **1 177** 882
+33%

EBIT **6/30/ 2000** 6/30/ 1999



in CHF millions **107** 58
+84%

RONA **6/30/ 2000** 6/30/ 1999



in % **20%** 14%

304

Dear Ladies and Gentlemen

Significant increase in growth and profits. Continued concentration on information technology.

From Oerlikon-Bührle arose Unaxis. The name change was approved at the Annual Shareholders Meeting on May 4, 2000. The new group structure and concentration on high-tech businesses are now also expressed by the name.

The continued focus on quickly growing high-tech activities, the earlier than expected economic recovery in Asia, a considerably expanded position in the US, and especially the favorable developments in the telecom industry led to very significant growth in the core activities compared to last year. The orders received increased by 65% and sales by 33%. Of this increase, 7% was due to acquisitions and 8% to conversion rates. This success in the market as well as improvements in productivity led to an increase of 84% in the operating result of the core businesses. Net income of the group improved and rose from CHF –18 million to CHF 73 million.



Headquarters of ESEC in Cham, Zug

The evolution of the group was *pushed forward briskly* in the period under review.

To strengthen our position in the semiconductor manufacturing sector, in November 1999 we assumed a 26.9% participation in the capital of **ESEC Holding SA**, a leading supplier of machines and system solutions for chip assembly. The option acquired at the same time on the purchase of all outstanding registered shares and consequently the majority vote was exercised and settled on August 14, 2000. The public offering ordered by the Swiss Banking Commission was completed on August 21, 2000. The participation in ESEC Holding SA amounts to 56.9% of the share capital.

To further strengthen our position in the semiconductor sector, we made an offer to the shareholders of **Plasma-Therm Inc.**, an American company quoted on the Nasdaq, in December 1999 to acquire their shares. The purchase and integration of this company, one of the leading developers and suppliers of etching and PECVD systems, was successfully concluded in the first quarter of 2000. Since January 1, 2000, this company has been a fully consolidated part of our Information Technology segment.

The **Zurich Marriott Hotel** was sold *in the period under review and deconsolidated* retroactively as of 1/1/2000.

On July 10, 2000, the Index Commission of the SWX Swiss Exchange decided to include Unaxis in the SMI, effective October 2, 2000. This is welcome confirmation that Unaxis has achieved acceptance and recognition as a diversified and important technology company.



The new brand enters the market

On the basis of our market assessments and the high number of orders on hand, we expect a continuation of favorable developments in both sales and profits for the second half of the year.

Zurich, beginning of September 2000

Yours truly,
Unaxis Holding Ltd

Dr. Willy Kissling
Chairman of the Board of Directors and CEO

Segment key figures

in CHF millions

Core businesses	Information Technology*		Surface Technology		Components and Special Systems*		Others	
1st six months	**2000**	1999	**2000**	1999	**2000**	1999	**2000**	1999
Orders received	**579**	288	**168**	133	**699**	434	**52**	54
Orders on hand	**469**	188	**11**	25	**607**	385	**47**	60
Sales	**458**	304	**163**	136	**505**	384	**51**	58
Operating result	**65**	42	**24**	24	**30**	8	**–12**	–16
Net assets	**348**	258	**227**	214	**194**	208	**282**	134
Number of employees at end of period	**2 099**	1 392	**1 729**	1 469	**3 157**	2 939	**685**	1 242
Research and development	**34**	22	**6**	4	**39**	41	**3**	4

Discontinuing operations	Pilatus		Zurich Marriott (divested 1/1/2000)		Divested segments as of 7/1/1999**	
1st six months	**2000**	1999	**2000**	1999	**2000**	1999
Orders received	**301**	255	**–**	16	**–**	654
Orders on hand	**272**	277	**–**	–	**–**	949
Sales	**182**	138	**–**	16	**–**	524
Operating result	**–6**	–4	**–**	1	**–**	–43
Net assets	**223**	203	**–**	76	**–**	997
Number of employees at end of period	**1 101**	1 003	**–**	207	**–**	5 104
Research and development	**17**	10	**–**	–	**–**	15

* In order to intensify the focus of the Information Technology segment, Large Area Coating (Leybold Coating) and Leybold Optics are now included in the Components and Special Systems segment (comparison figures have been adjusted accordingly).

** Oerlikon-Bührle Immobilien, Bally and Oerlikon Contraves Defence

Unaxis

Management

ESEC (57% share of capital)	**Information Technology**	**Surface Technology**	**Components and Special Systems**	**Others**
Die Bonders	Semiconductors	Component Coatings	Contraves Space	Holdings / Misc.
Wire Bonders	Data Storage	Tool Coatings	Leybold Vacuum	Leybold Didactic
AUTOLINE	Displays	Decorative Coatings	Inficon	Inspection Systems
	Optics		Leybold Optics	Real Estate
	Materials		Leybold Coating	



306

Core businesses

In the context of concentrating on IT, the Information Technology segment was further streamlined. Leybold Coating (Large Area Coating) was newly assigned to the Components segment. Optical Systems was formed from the equipment unit of Optics, formerly included in the Information Technology segment, and transferred to the Components segment as Leybold Optics.

These adjustments result in the streamlined Unaxis organization shown on page 4.

Leybold Vacuum, Inficon (Instrumentation), Leybold Optics, and Leybold Coating (Large Area Coating) will become legally independent and will each be given their own corporate identity. In this way, the prerequisite will be fulfilled to support the continued successful development of these companies through a partial IPO or entering strategic alliances.



Plasma-Therm

Plasma-Therm Inc.,
St. Petersburg, FL, USA

The business developments of the segments forming the core activities (Information Technology, Surface Technology, and Components and Special Systems) exceeded expectations, which can be attributed partly to expansion of the market. This is also a result of the successful focus on growth segments which the successful integration of Plasma-Therm Inc. also contributed to significantly. The highest growth was achieved in Asia, followed by North America and Europe.

The **orders received** increased by 65% relative to the first half of 1999. This is attributable above all to developments in the Information Technology (+101%) and Components and Special Systems (+61%) segments. The steadily growing Surface Technology segment (+26%) also made a striking contribution to this overall development. Almost all areas, but especially Semiconductors, Data Storage, Displays, and Leybold Optics, contributed to this strong growth.

Sales rose compared to the previous year by 33%. This increase was especially high in the Information Technology segment (+51%), particularly in Semiconductors and Data Storage. The 20% rise in sales in the Surface Technology segment was primarily due to the positive developments in Tool Coatings. The striking 32% jump in sales in the Components and Special Systems segment was decisively influenced by Instrumentation and Leybold Optics.

The **operating result (EBIT)** of the core businesses as of the middle of the year was 84% above last year's, attributable to the strong growth in sales. The **return on net assets (RONA)** increased from 14% to 20%.

The **number of employees** climbed 9% to 7 670 in the core businesses mainly because of the strong business expansion.

For the individual segments and their business areas the following points deserve mention:

Information Technology

Semiconductors: Boom thanks to telecom

(Sales 6/30/00: CHF 140 million/ Previous year: CHF 50 million)

Semiconductors profited in the first six months of 2000 from the good global economic situation. Sales and profits, also from acquisitions (Plasma-Therm) were significantly higher than the previous year's. Especially strong growth was registered in equipment for the telecommunications sector. Our strong position continued to be consolidated in the important semiconductor market in Taiwan.

307

Data Storage: Large demand for DVD production systems

(Sales 6/30/00: CHF 166 million/ Previous year: CHF 114 million)

The first six months were marked by extraordinary investments in the DVD market. Especially satisfying is our leading position in the market for rewritable discs, which was further strengthened by the introduction of the new DVD Sprinter system. On the basis of the strong DVD market and good turnovers in the CD sector, the good result from last year was again exceeded despite stagnating CD-R sales. Sales of hard disc systems continued to be slow because of the great technological advances in storage density. Only next year is a recovery expected. The available capacity in Germany was adjusted accordingly.

Displays: Bulk order from Taiwan

(Sales 6/30/00: CHF 36 million/ Previous year: CHF 45 million)

In the first six months of this year, larger orders from leading producers in Asia were realized for systems to manufacture new generation displays. Included in these was an order for finishing line equipment at CPT in Taiwan to the amount of almost CHF 70 million. The PECVD coating technology developed by Unaxis especially for the production of large flat screens has been accepted by the market. In the meantime, eight out of ten manufacturers use this technology.

Optics: Market leadership in color management solutions for LCD projectors

(Sales 6/30/00: CHF 50 million/ Previous year: CHF 38 million)

Market leadership in color management solutions for the market of the future, projection, was consolidated. The color wheel product lines gained in market share. Capacity was increased to 20,000 pieces per month. The new color management systems for the next generation of projectors (LCOS) met with good acceptance in the market.

Expansion in the Sensors and Instrumentation sectors went as planned.

In the Lighting sector, market leadership in UV-Curing Filters and Reflectors was consolidated. Among other applications, these filters are used to optically harden lacquer in CD and DVD production.

Materials: Strong growth in coating materials for optics applications

(Sales 6/30/00: CHF 66 million/ Previous year: CHF 57 million)

In the first half of 2000, sales of coating materials for semiconductor and optics applications increased greatly. Sales to customers in the optical storage medium and large area coatings sectors also developed positively. Concentration begun in the direction of Information Technology will continue.

Surface Technology

(Sales 6/30/00: CHF 163 million/ Previous year: CHF 136 million)

Market leadership in the coating of diesel injection components

Growth was due primarily to major projects in the diesel injection sector for which important new customers were acquired. A significant technological advance was achieved with the development of a coating process unique in the world for extremely hard and smooth carbon coatings.

Coating center in Mexico inaugurated (18th country)

The satisfactory growth in sales resulted from significantly improved economic conditions in the main markets for the tool, automobile, and machine tool industries as well as general mechanical engineering. Improved utilization of capacity installed last year also contributed to a growth in profits.

Entry into the market for decorative coatings

Despite the first bulk orders being received for the coating center in North America, sales developed less dynamically than expected. The coating center for Europe in Hanau was completed and assumes operations in the middle of the year.

308

Components and Special Systems

Leybold Vacuum: Break-through in dry pumps for the semiconductor industry

(Sales 6/30/00: CHF 214 million/ Previous year: CHF 171 million)

On the basis of the good business situation in 1999, sales were increased by more than 25% through new products (e.g., dry pumps), especially for the significantly expanding semiconductor market. Through continual improvements in efficiency in development and production, we expect further growth in sales and profits as well as an increase in our market share.

Inficon: 50% growth for Instrumentation

(Sales 6/30/00: CHF 119 million/ Previous year: CHF 77 million)

As the global leader in the Instrumentation sector, Inficon further strengthened its position. The strong growth in sales and further concentration on the semiconductor market effected a gain in market share and very good results.

Leybold Optics: Doubling of incoming orders for optical coating systems for telecom filters

(Sales 6/30/00: CHF 62 million/ Previous year: CHF 38 million)

As the leading supplier of systems and service in the dramatically expanding telecommunications market, incoming orders more than doubled. Intensified sales activities in Asia and in the automotive market segment also contributed to this. Sales growth and operating result increased compared to the previous year's figures.

Leybold Coating: High number of orders on hand for large area coating

(Sales 6/30/00: CHF 60 million/ Previous year: CHF 46 million)

Because of the restructuring introduced to improve efficiency in all functional areas, the first improvements in margins have already been registered. Based on the overproportional incoming orders of 90% above the same period last year, there is also an improvement in the result.

Contraves Space: Liberalization opens up new market possibilities

(Sales 6/30/00: CHF 50 million/ Previous year: CHF 52 million)

As the leading technology supplier of systems and solutions for the space industry in the basic areas for European Space Agency (ESA) programs, previous profitable business developments were further intensified. Increasingly, the commercial market is gaining importance, so sales and profits can be kept at a good level.

Discontinuing operations

Pilatus

Orders received in the first half of 2000 were 18% above the previous year's level. The General Aviation division, characterized primarily by individual orders, especially profited from the excellent economic conditions in North America and increased its orders received by 112%. High demand is expected to continue in the second half of the year. Compared to last year, sales increased 32% overall to CHF 182 million. Demand for the PC-12 is still high. In the second half of the year, a significant increase in sales as well as a positive operating result at last year's level is expected.

309

Consolidated income statement

in CHF millions

	Total		Core businesses		Discontinuing operations	
	6/30/ 2000	6/30/ 1999	**6/30/ 2000**	6/30/ 1999	**6/30/ 2000***	6/30/ 1999
Sales	**1 358**	1 560	**1 177**	882	**182**	678
Operating expenses	**–1 249**	–1 544	**–1 062**	–822	**–188**	–722
Operating result before amortization of goodwill	**109**	16	**115**	60	**–6**	–44
Amortization of goodwill on subsidiaries	**–8**	–4	**–8**	–2	**0**	–2
Operating result	**101**	12	**107**	58	**–6**	–46
Financial result	**–10**	–18	**–8**	–12	**–2**	–6
Other result	**17**	6	**11**	0	**6**	6
Result before taxes	**108**	0	**110**	46	**–2**	–46
Income taxes	**–33**	–19	**–33**	–15	**0**	–4
Net income/loss including minority interests	**75**	–19	**77**	31	**–2**	–50
Minority interests	**–2**	1	**–2**	1	**0**	0
Net income/loss	**73**	–18	**75**	32	**–2**	–50
Net income/loss per registered share in CHF	**5.52**	–1.43				
Recordered directly against shareholders' equity:						
Revaluation of real estate to current values **	**–**	1				
Conversion differences	**5**	30				
Total	**5**	31				
Transactions with minority shareholders	**–6**	–4				
Net income/loss including minority interests	**75**	–19				
Change in shareholders' equity including minority interests	**74**	8				

* Due to the sale of Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence, and the Zurich Marriott Hotel, these figures include only Pilatus and the profit from the sale of the Zurich Marriott Hotel in Other result.

** The principle of current value was abandoned as of 12/31/1999.

310

Consolidated balance sheet

	Total		Core businesses		Discontinuing operations**	
	6/30/ 2000	12/31/ 1999	**6/30/ 2000**	12/31/ 1999	**6/30/ 2000**	12/31/ 1999
Current assets	**1 714**	1 884	**1 414**	1 579	**300**	305
Non-current assets*	**1 304**	1 135	**1 271**	1 061	**49**	96
Assets	**3 018**	3 019	**2 685**	2 640	**349**	401
Current liabilities	**1 159**	1 232	**1 014**	1 074	**145**	158
Long-term liabilities*	**720**	722	**665**	651	**71**	93
Liabilities	**1 879**	1 954	**1 679**	1 725	**216**	251
Minority interests	**13**	13	**13**	12	**0**	1
Shareholders' equity	**1 126**	1 052	**993**	903	**133**	149
	3 018	3 019	**2 685**	2 640	**349**	401
Contingent liabilities	**28**	30	**18**	15	**10**	15

in CHF millions

* Amounts shown for core businesses and for discontinuing operations include intercompany receivables and payables which are eliminated in the total.

** The balance sheet of the discontinuing operations as of 6/30/2000 reflects Pilatus (as of 12/31/1999 Pilatus and the Zurich Marriott Hotel).

Accounting principles

Accounting principles used in the preparation of the 1999 Annual Report have been applied without change, supplemented by the new IAS requirements 36 and 37. Since these additions did not trigger any valuation changes, prior year figures are directly comparable. The goodwill amortization for the newly-acquired share in ESEC and Plasma-Therm was set at 15 years.

In line with the accounts in the 1999 Annual Report, Oerlikon Contraves Defence sold as of 7/1/1999 has been reclassified to the discontinuing operations. After the sale of the Zurich Mariott Hotel effective 1/1/2000, discontinuing operations as of 6/30/2000 still include Pilatus.

311



Unaxis Holding Ltd
Unaxis Management Ltd

Hofwiesenstrasse 135
P.O. Box 1309
8021 Zurich
Switzerland

Phone +41 1 360 96 96
Fax +41 1 360 96 65
E-mail: cc-a@unaxis.com
www.unaxis.com

The English version is a translation of the binding German version.

making IT possible

To our shareholders

Zurich, April 5, 2001

General Meeting of the Shareholders of Unaxis Holding Ltd of May 22, 2001

Ladies and Gentlemen

I am pleased to send you the enclosed Annual Report as well as the invitation to the 28th Annual General Meeting of May 22, 2001. Our shareholders' meeting takes place, as last year, in the Culture and Convention Center in Lucerne.

The new orientation of Unaxis, decided on in 1999, with the focus on attractive high-growth information technology markets, has proven to be very successful already in the first business year: Orders on the corporation level increased by 52 percent to CHF 3.7 billion. Consolidated sales surged by 41 percent to CHF 3.3 billion and the operating result (EBIT) could be increased by 155 percent to CHF 314 million. The net income including extraordinary items closed at CHF 511 million. Both figures represent a record result. I would be pleased to inform you in person of these positive developments at the General Meeting of Shareholders.

Unlike in earlier years, your personal Admission and Voting Card is not enclosed with the invitation. Since we will handle the admission control electronically for the first time at this General Meeting of Shareholders, the Admission Cards must now be provided with bar codes. They are only prepared for shareholders who request them by means of the enclosed form. The dispatch of the Admission Cards including voting materials will take place after May 10, 2001.

If you are impeded from attending the General Meeting of Shareholders, we ask you kindly to have yourself represented by another shareholder registered in the share register, by our corporation or by the independent proxy, Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich. The authorization of Unaxis Holding Ltd or the independent proxy to act as representative may be granted directly on the enclosed Application Form. For the authorization of another shareholder, an Admission Card is to be requested and the Proxy Form printed on the reverse side is to be used.

I am looking forward to welcoming you at the Annual General Meeting of Shareholders in Lucerne.

With kind regards,

Dr. Willy Kissling
Chairman of the Board of Directors

Enclosures

01 JUN 11 AM 9:49

313

Unaxis Holding Ltd
Share Registry
P.O. Box 1309
8021 Zurich

unaxis

making IT possible

Invitation to the 28th Annual General Meeting of Shareholders

The shareholders of Unaxis Holding Ltd are invited to the 28th Annual General Meeting of Shareholders on

Tuesday, May 22, 2001, at 3 p.m. (door opens at 2 p.m.)
Culture and Convention Center, Luzerner Saal, Europaplatz 1, 6005 Lucerne

Agenda for the Annual General Meeting of Shareholders

1. Adoption of the 2000 Business Report and Cognizance of the Auditors' and Group Auditors' Report

Motion by the Board of Directors:
Adoption of the 2000 Business Report (Annual Report, Annual Financial Statements and Consolidated Financial Statements). Cognizance of the Auditors' Report and the Group Auditors' Report.

2. Resolution on the Allocation of the 2000 Balance Sheet Profit

Net income 2000	CHF 61 983 254
Balance carried forward from the previous year	CHF 30 763 675
Available earnings	CHF 92 746 929

The Board of Directors moves to allocate the available earnings for the business year 2000 as follows:

Distribution of gross dividends of CHF 2.00 to 13 023 078 registered shares entitled thereto, having a nominal value of CHF 20 each	CHF 26 046 156
Allocation to free reserve	CHF 32 797 590
Balance to be carried forward	CHF 33 903 183

If the profit allocation motion is accepted, the dividend will be paid out starting on May 28, 2001, minus 35% withholding tax.

3. Granting of Discharge to the Board of Directors

Motion by the Board of Directors:
Discharge be granted for the 2000 business year.

4. Election of the Board of Directors

Motion by the Board of Directors:
Re-election of Messrs. Dr. Pius Baschera, Dr. Willy Kissling, Peter Küpfer, Dr. Markus Rauh, Dr. Lothar Späth, Jack Schmuckli and Bruno Widmer for a term of three years.

5. Election of the Auditors and Group Auditors

Motion by the Board of Directors:
Re-election of Ernst & Young Ltd as Auditors and Group Auditors for a term of one year.

Pursuit on the back

Business Report

The Business Report for 2000 with the Annual Report, the Annual Financial Statements, the Consolidated Financial Statements and the Reports of the Auditors and Group Auditors is available for inspection by the shareholders as of April 6, 2001, at the company's headquarters, Hofwiesenstrasse 135, 8057 Zurich. Any shareholder may request that a copy of the Business Report be sent to him/her. Shareholders registered in the share register will receive this document automatically.

Admission Card

Admission Cards and voting materials are only sent upon application. Shareholders who are already registered in the share register or will be registered by May 2, 2001, respectively, as being entitled to vote receive a personal invitation and a copy of the 2000 Business Report with a corresponding Application Form. Therewith until May 10, 2001, at the latest, an Admission Card (including voting materials) may be applied for at Unaxis Holding Ltd, Share Registry, P.O. Box 1309, 8021 Zurich.

Crucial to the issue of an Admission Card is the status of the share register as of May 2, 2001. In the case that shares of the holdings listed on the Admission Card have been sold, the shareholder is no longer entitled to exercise the voting rights for these shares.

For the correct determination of the quorum, the voting material not used and the Admission Card must be presented at the exit in the case of an early or temporary departure from the Annual General Meeting.

Proxy Voting

Shareholders who do not wish to attend the Annual General Meeting of Shareholders in person may arrange to be represented by another shareholder or Unaxis Holding Ltd. They may also authorize Mr. Bruno Stalder, Attorney at Law, Reinhold Frei-Strasse 25, 8049 Zurich, to represent them as an independent proxy according to Art. 689c SCO (Swiss Code of Obligations).

The authorization of an independent proxy or Unaxis Holding Ltd may be given directly on the Application Form. For the authorization of another shareholder, an Admission Card is to be requested and the Proxy Form printed on its reverse side is to be used. Shareholders who sign their proxy and return it to us without designating an authorized representative will be represented by Unaxis Holding Ltd. In that case, the voting rights will be exercised by consenting to the motions of the Board of Directors.

Proxy Holders for Deposited Shares

Proxy holders for deposited shares according to Art. 689d SCO are asked to notify the corporation of the number of shares represented by them at the earliest opportunity, but not later than May 22, 2001, when their documents are inspected on admittance to the meeting. The institutions governed by the Federal Law of November 8, 1934, on Banks and Savings Banks, as well as professional asset managers, are regarded as proxy holders for deposited shares.

Zurich, April 5, 2001

Unaxis Holding Ltd

Dr. Willy Kissling
Chairman of the Board

making IT possible

Press release

Unaxis 1st Quarter 2001: 40% increase in sales on comparable basis* - cyclical decline in orders received as expected

Zurich, April 26, 2001 – In spite of the decline in orders received, stated on a comparable basis*, an increase of 40% in **sales** has been achieved (excluding ESEC +22%), attributable, among other items, to the high level of orders on hand at the beginning of the year.

All segments achieved an increase in sales: Information Technology +51% (excluding ESEC +11%), Surface Technology +21% and Components and Special Systems +34%.

In the Information Technology Segment, it was the Data Storage Division which, in line with expectations, experienced a significant decline in sales. The satisfying demand for advanced packaging and photomasks brought the Semiconductors Front End Division a growth in first quarter sales. Due to the high level of orders on hand at the beginning of the year, both the Displays and the Optics Divisions also reported large increases in sales.

The overall slow-down in the information technology market which is currently being experienced due to cyclical factors had an impact on **orders received** during the first quarter of 2001.

On a comparable basis*, orders received by the Corporation decreased by 8% (excluding ESEC –18%). Due to the cyclical slow-down in the market, the decline in the

Information Technology Segment, in particular in the Data Storage and Displays Divisions, was larger – as had been expected - amounting to an overall –13% (excluding ESEC –36%). Because of the solid demand for optical components in the projection display and telecom areas, the Optics Division reported an increase.

Although still at a high level, the **orders on hand** have decreased by 14% in relation to the beginning of the year.

Outlook

We confirm our prognosis for the business year 2001, whereby based on the cyclical market slow-down we expect a decline in both orders received as well as in sales on a comparable basis* in the Information Technology Segment. We will continue our progressive strategy in this market with determination. In particular, attractive new products which lead the market in technology will be launched during the second half of 2001. These products will help our customers achieve significant savings in production costs. In operations, measures have already been taken to further increase cost flexibility. We do not expect stimulated demand in the Information Technology market before the fourth quarter of this year.

The Segment Surface Technology as well as the Segment Components and Special Systems will again achieve growth in sales for this business year.

On this basis, we anticipate a moderate decline in sales for the Corporation overall on a comparable basis*. Because the divisions which historically yield higher margins— those in the Information Technology Segment – will most strongly be effected by the cyclical market slow-down, we nevertheless expect a significant decline in operating result.

Seite 3 *The following additional information provides a better understanding of the sales figures:*

The ESEC (Semiconductors Back End), which has been consolidated and included in the Information Technology Segment since September 1, 2000, contributed CHF 86 million to Group sales during the first quarter of 2001.

Also included in first quarter sales are CHF 62 million and CHF 30 million from divisions which are scheduled to be sold during the course of this year -- Leybold Optics and Materials, respectively.

* The comparative figures for 2000 have been adjusted to exclude the divested businesses of Inficon, Large Area Coating, Leybold Didactic and Pilatus.

For additional information:

Unaxis Management AG
Corporate Communications
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
Email: kim-my.schefer@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Beat Baumgartner
Tel. +41 1 360 96 21
Fax +41 1 363 72 60
Email: investor.relations@unaxis.com

317

KEY FIGURES 1st Quarter 2001	*1st Quarter 2001 in CHF mill.*	*1st Quarter 2000* in CHF mill.*	*Change in %*
Orders received	**519**	**561**	**-8%**
Information Technology	225	258	-13%
Surface Technology	85	73	18%
Components and Special Systems	195	221	-11%
Others	13	10	29%
Sales	**653**	**466**	**40%**
Information Technology	325	215	51%
Surface Technology	95	79	21%
Components and Special Systems	215	160	34%
Others	18	12	48%
	3/31/2001	*12/31/2000*	
Orders on hand	**1'020**	**1'181**	**-14%**
Information Technology	452	574	-21%
Surface Technology	10	20	-51%
Components and Special Systems	533	559	-5%
Others	25	28	-12%

* Comparable figures for 2000 no longer include the following operations sold: Inficon, Large Area Coating, Leybold Didactic and Pilatus.

sible

01 JUN 11 AM 9:50

Media release

Unaxis achieves record results for fiscal 2000

Transformation into high-tech company completed

Zurich, April 4, 2001 – Unaxis in fiscal 2000 saw revenues increase by 41 percent to CHF 3.285 billion (1999: CHF 2.328 billion) and bookings rise by 52 percent to CHF 3.732 billion (1999: 2.457 billion). Simultaneously, operating earnings (EBIT) surged 155 percent to CHF 314 million (1999: CHF 123 million). Corporate net earnings, including income from divestments, increased nearly tenfold to stand at CHF 511 million (1999: CHF 53 million), or CHF 38.80 per share (prior year: CHF 0.38). Both results represent records.

Information Technology (IT) represents the strongest segment

Registering a 78 percent increase in revenues, the Information Technology segment grew the strongest, with sales increasing from CHF 0.644 billion to CHF 1.185 billion. This gratifying development was attributable on one hand to the acquisition of Plasma-Therm and the purchase of a majority interest in ESEC (the latter having been fully consolidated as of September 1, 2000). On the other hand, Unaxis achieved this increase through significant internal growth.

The proportions of revenue contribution by segment demonstrate that, in fiscal 2000, the IT segment gained clearly in significance with a 43% share of total sales (prior year: 35%), and today represents the most important segment in the Unaxis portfolio. This development reflects the Corporations's strategic objective of placing its major emphasis on information technology.

In its Surface Technology as well as Components and Special Systems segments, Unaxis also registered marked gains versus the previous year: Surface Technology increased sales by 21 percent to CHF 328 million (1999: CHF 271 million); Components

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

and Special Systems recorded a 38 percent rate of growth to CHF 1.16 billion (1999: CHF 842 million).

The proportion of sales made in Asia Pacific (including Japan) as well as North America rose in comparison to the previous year and reflects a more evenly balanced geographic distribution of revenue streams. Asia Pacific (including Japan) contributed to revenues by 29% (1999: 20%) and in North America, Unaxis was able to increase the revenue share to 29% (1999: 24%).

The marked rise in operating earnings of core businesses for fiscal 2000, from CHF 111 million to CHF 300 million, or 170%, is essentially attributable to the outstanding performance of the Information Technology as well as Components and Special Systems segments. Information Technology nearly doubled EBIT from CHF 89 million to CHF 177 million, thereby contributing 54 percent of operating earnings. Components and Special Systems also recorded impressive growth, reaching a total of CHF 114 million.

Against the backdrop of these extremely gratifying results, the Unaxis board of directors will propose to the shareholders' meeting on May 22, 2001, that a dividend of CHF 2.00 per CHF 20 par-value share (equating to 10%) be paid out to stockholders. For the financing of further growth, Unaxis' dividend policy – as is customary for high-tech companies – is oriented towards reinvesting the greatest possible proportion of net earnings.

Further milestones reached in implementation of strategy

In fiscal 2000, Unaxis achieved important milestones in the implementation of its business strategy. Its focus on information technology, and the associated divestiture of non-strategic businesses, was pursued at an aggressive pace.

The Semiconductors Front End division further expanded its position in the semiconductor industry. Last year's integration of Plasma-Therm, which was fully consolidated as of January 1, 2000, together with internal growth, resulted in more than a doubling of revenues from the front-end area of the semiconductor market – sales rose from CHF

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

142 million to CHF 338 million. At the same time, Unaxis was able to strengthen considerably its presence in the North American marketplace. Semiconductors Front End ranks among the world's leading providers of crucial coating and etching processes for the production of semiconductors.

At the end of August 2000, Unaxis exercised its option to acquire a majority interest in ESEC and now holds roughly 57 percent of its shares. ESEC is a globally leading provider of equipment and systems solutions for chip assembly. With ESEC, Unaxis has now also garnered a strong market position in the back end of the semiconductor industry.

With combined annual revenues for 2000 of almost CHF 1 billion, the Semiconductors Front End division together with ESEC in the back end makes Unaxis a serious contender in the global market for semiconductor manufacturing equipment.

Continued divestiture of non-strategic businesses

As a result of its focus on the IT area, Unaxis last year spun-off its former Instrumentation division, taking it public as an independent company under the name of Inficon. Listing was made in the main segment of the SWX Swiss Exchange as well as on Nasdaq. Unaxis has retained an approximate 19 percent holding of Inficon's shares since the completion of this transaction.

At the end of December 2000, the sale of Leybold Coating (formerly the Large Area Coating segment) to the American company, Applied Films Corporation, was concluded.

Transformation into high-tech company completed

The March 2001 sale of Pilatus to a Swiss investor group (deconsolidated as of January 1, 2001) marked the completion of the fundamental transformation of the former Oerlikon-Bührle conglomerate.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

 In the course of focusing further on strongly growing, future-oriented markets in the information technology sector the divestment of Leybold Optics (equipment for manufacturing optical components) and Unaxis Materials is scheduled. The proceeds of these sales will be deployed for the targeted further expansion of the Unaxis Corporation.

Executive board broadened

As of January 1, 2001, Dr. phys. Martin Bader (Head of the Semiconductors Front End division), Dr. sc. tech. ETH Felix Bagdasarjanz (CEO of ESEC) and Dr. phys. Gregor Strasser (Head of the Data Storage division) were appointed as new members of the executive board. By strengthening its top echelon with the inclusion of experienced representatives from the IT industry, Unaxis is underlining its determination to expand its activities resolutely in this area.

Outlook for 2001

By having bolstered its market position and strengthened its competitiveness, Unaxis is well-prepared to meet the cyclically-related downturn in the IT market. As a systems supplier, and thanks to its balanced portfolio of technologies in various IT-related segments with differing cycles, Unaxis is less exposed than other IT companies.

From today's standpoint, Unaxis anticipates that the IT segment will experience a reduction in revenues and earnings – primarily in the Semiconductors Back End and Data Storage divisions. The Semiconductors Front End division will likely be less affected by the market-related downturn due to the continuing growth in the telecommunications industry and in the field of "advanced packaging" solutions. Revenues and earnings of the Optics and Displays divisions should witness a continuation of their favorable development.

Unaxis currently expects to see a continuation in 2001 of the gratifying trend in the Surface Technology and the Components and Special Systems segments that contributed significantly to sales and profits in fiscal 2000. Thanks to its broad portfolio, the reduction in revenues for the Unaxis Corporation will, on the whole, be relatively moderate on a comparable basis. Experience has shown, however, that – as a result of

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

 weakness in the IT segment – the Corporation must reckon with a somewhat greater reduction in operating earnings.

On the other hand, Unaxis will realize in fiscal 2001 substantial income from divestments in addition to its operating earnings. Equally spoken, the Corporation will be preparing for new acquisitions in the information technology segment and further expanding its market presence.

Unaxis is a globally leading provider of manufacturing systems and services for selected segments of the information technology market, such as semiconductors, data-storage devices, flat-panel displays and optical components.

Attachments:

1. Key figures
2. Fundamental transformation of the Corporation now completed (phase 1)
   IT segment: expansion/focus. Acquisitions and divestments (phase 2)

For further information, please contact:

Corporate Communications
Unaxis Management AG
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: kim-my.schefer@unaxis.com

Investor Relations
Unaxis Management AG
Dr. Philipp Gamper
Tel. +41 1 360 96 22
Fax +41 1 363 72 60
E-Mail: philipp.gamper@unaxis.com

Attachment 1: Key Figures

Key Figures In million CHF	2000		1999*	Change in percentage
Orders received	**3 732**		2 457	**+52**
Core businesses:	**3 058**		2 040	**+50**
Information Technology	**1 201**		756	**+59**
– Semiconductors Front End	407		180	+126
– Semiconductors Back End (ESEC as per 1.9.2000)	109		0	+100
– Data Storage	321		275	+17
– Displays	122		75	+63
– Optics	105		99	+6
– Materials	136		126	+7
Surface Technology	**341**		248	**+38**
Components and Special Systems	**1 447**		915	**+58**
– Leybold Vakuum	498		348	+43
– Leybold Optics	352		127	+177
– Contraves Space	131		118	+11
– Inficon (deconsildated as per 30.11.2000)	259		170	+52
– Leybold Coating (divested as per 31.12.2000)	207		152	+36
Others	**69**		121	**-43**
Discontinuing operation:				
– Pilatus	**674**		417	**+62**
Orders on hand	**1 468**		901	**+63**
Sales	**3 285**		2'328	**+41**
Core businesses:	**2 744**		1'893	**+45**

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

Key Figures In million CHF	**2000**		1999*	**Change in percentage**
Information Technology	**1 185**		664	**+78**
– Semiconductors Front End	338		142	+138
– Semiconductors Back End (ESEC as per 1.9.2000)	215		0	+100
– Data Storage	320		262	+22
– Displays	63		53	+20
– Optics	115		78	+47
– Materials	133		129	+3
Surface Technology	**328**		271	**+21**
Components and Special Systems	**1 160**		842	**+38**
– Leybold Vakuum	449		354	+27
– Leybold Optics	166		102	+63
– Contraves Space	112		101	+12
– Inficon (deconsolidated as per 30.11.2000)	238		165	+44
– Leybold Coating (divested as per 31.12.2000)	196		121	+62
Others	**71**		116	**–39**
Discontinuing operation:				
– Pilatus	**541**		435	**+24**
Operating result before depreciation and amortization (EBITDA)	**460**		226	+104
Operating result (EBIT)	**314**		123	+155
in % of sales	**10%**		5%	
in % net assets (RONA)	**18%**		13%	
Core businesses:	**300**		111	+170
– Information Technology	**177**		89	+99
– Surface Technology	**40**		37	+8
– Components and Special Systems	**114**		27	+322
– Others	**–31**		–42	+26
Discontinuing operation:				
– Pilatus	**14**		12	+17
Income before taxes	**621**		69	+800
Net income	**511**		53	+864
Total assets	**3 708**		2 950	+26
Net Assets	**1 761**		978	+80

Unaxis Management AG Telephone +41 (0)1 360 96 09
Hofwiesenstrasse 135 Fax +41 (0)1 360 96 53
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

Key Figures In million CHF	***2000***		1999*	**Change in percentage**
Shareholders' equity	**1 504**		1 027	+46
Equity ratio	**41%**		35%	
Net liquidity	**174**		238	–27
as % of shareholders' equity	**12%**		23%	
Capital expenditures in fixed assets	**191**		129	+48
Research and development	**219**		173	+27
Personnel expense	**882**		744	+19
Number of employees at year-end	**9 154**		8 168	+12

*1999 less those activities (Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence and Hotel Zürich) divested effective July 1, 1999 and January 1, 2000. The 1999 figures for the segments were reapportioned according to the current organizational structure.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

 Attachment 2

Fundamental transformation completed (1st phase)


unaxis
OERLIKON-BÜHRLE
Balzers & Leybold
Oerlikon Contraves
Pilatus
Bally
IMAG
Others (Hotel Zurich,....)
Space
Defence
Focus
Divestiture
Divestiture
Divestiture
Divestiture
Divestiture

Deconsolidation as of:	7/1/1999	1/1/2001	7/1/1999	7/1/1999	1/1/2000
Sales last year (CHF Mio.):	503	541	762	79	33
Number of employees:	2 190	1 143	2 909	332	198

Media conference April 4, 2001 15

IT segment: expansion/focus

Acquisitions and divestments (Phase 2)


unaxis
Information Technology
ST
Components & Special Systems
Data Storage
Displays
Optics
Materials
Tool Coating
Component Coating
Leybold Vacuum
Leybold Optics
Contraves Space
Inficon
Leybold Coating
Plasma-Therm ESEC
100% since 1/2000
56,8% since 9/2000
Divestment 2001
Divestment 2001
IPO 11/2000
Divestment 12/2000

Revenues in 2000 (MCHF):	133	166	238	196
Workforce:	293	420	618	361

Bilanzmedienkonferenz 4. April 2001 20

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich
Telephone +41 (0)1 360 96 09
Fax +41 (0)1 360 96 53
www.unaxis.com

unaxis

making IT possible

Press release

Unaxis posts record results in 2000

Zurich, 12 March 2001 - The decision taken by Unaxis in 1999 to focus on the high-growth, future-oriented information technology segment proved a success in its first year. Corporation orders received for 2000 rose 52% to CHF 3.7 billion (1999: CHF 2.5 billion), consolidated sales increased 41% to CHF 3.3 billion (1999: CHF 2.3 billion) and the operating profit (EBIT) improved by 155% to CHF 314 million (1999: CHF 123 million). Net income (including income from extraordinary items) stood at CHF 511 million (1999: CHF 53 million). Both figures represented record results.

Net liquidity remains at previous year's level despite significant acquisitions
At the end of 2000 Unaxis had net liquid assets of CHF 174 million, despite having made significant acquisitions (Plasma-Therm and ESEC). Shareholders' equity increased by CHF 477 million to CHF 1 504 million, representing 41% of total assets.

Board of Directors proposes 10% dividend
The Board of Directors will propose a dividend payment of CHF 2 per share at the Annual General Meeting on 22 May 2001. In future Unaxis will gear its dividend policy towards financing further growth by reinvesting as much of the retained earnings as possible.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich

Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

Outlook

Well prepared for the cyclical downturn in IT segment

Last year's record results and the improved market positioning mean that Unaxis is well prepared to cope with the generally acknowledged cyclical downturn in the IT segment. From today's perspective, we are expecting a decline in sales and earnings in the Information Technology segment, (predominantly in Semiconductors Back-End and Data Storage). The Semiconductors Front-End division—which offers innovative solutions for the high-growth telecoms and advanced packaging market segments—will be less severely affected by the market-driven slowdown. On current estimates the Optics (optical components) and Displays divisions will post improved sales and earnings figures in 2001.

The Surface Technology segment and the Components and Special Systems segment both made considerable contributions to sales and earnings in 2000. Unaxis is expecting these segments to continue their strong performance in 2001, compensating in part for the weaker results in the IT segment.

Thanks to our strong portfolio, there will be only a slight decline in Corporation sales on a comparable basis this year despite the current downturn in the IT segment. However, past experience indicates that operating profit will fall more sharply as a result of the downturn in the IT segment. The Unaxis Corporation will again earn additional substantial income from divestitures in 2001.

Unaxis will continue in 2001 to pursue its strategy of focusing on information technology markets, making further investments in new and innovative products and consolidating its market position, thus ensuring the Unaxis Corporation maintains its competitiveness and supply capacity for the next upswing. Its target markets remain highly attractive and promise healthy average growth rates.

Unaxis is a leading, globally active provider of production systems and services for specific information technology market segments such as semiconductors, data storage devices, flat-panel displays, and optical components.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich

Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

 Enclosure

For further information, please contact:

Unaxis Corporate Communications
Unaxis Management AG
Kim-My Schefer
Tel: +41 1 360 96 49
Fax: +41 1 360 96 53
E-Mail: kim-my.schefer@unaxis.com

Unaxis Investor Relations
Unaxis Management AG
Beat Baumgartner
Tel: +41 1 360 96 20
Fax: +41 1 363 72 60
E-Mail: beat.baumgartner@unaxis.com

 Annex

Unaxis Corporation Amounts in CHF million			
	2000	**1999***	**Change in %**
Orders received	3 732	2 457	+52
Orders on hand	1 468	901	+63
Sales	3 285	2 328	+41
Operating result (EBIT)	314	123	+155
Result before taxes	621	69	
Corporation net income	511	53	
Shareholders' equity	1 504	1 027	
Net liquidity	174	244	

* 1999 excluding the segments divested as at 1 July 1999 and 1 January 2000 (Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence and Zurich Marriott Hotel)

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zurich
Telephone +41 360 96 96
Fax +41 360 96 65
www.unaxis.com

unaxis

making IT possible

Press Release

Unaxis acquires SPTec
Signal Processing Technologies SA

Neuchâtel, Switzerland, March 7, 2001 – Unaxis Management Ltd. of Zurich, Switzerland acquired SPTec Signal Processing Technologies SA on February 28, 2001. As a new legal entity, the company has been renamed **Unaxis SPTec SA,** and will remain in the region of Neuchâtel.

Unaxis SPTec will be fully integrated into the compound semiconductors Strategic Business Unit (SBU) of Unaxis Semiconductors. The main goal of the acquisition is to enlarge Unaxis Semiconductors capabilities to offer integrated solutions for the manufacturing of telecommunication related components.

Commenting on the merger, Martin Bader, Executive Vice President, Unaxis, and Head of the Semiconductors Division said: "This acquisition is a further step forward towards the goal of the Semiconductors' Division becoming a "one-stop solutions provider" in the telecom production equipment market. We have been working with SPTec over the last year and found a great number of synergies that finally lead Unaxis to seek a merger. Unaxis SPTec will be developed as a unit capable of integrating the latest thin films technologies in the development of innovative high-tech production solutions for Surface Acoustic Wave (SAW) devices and related products."

Unaxis SPTec SA

332

 Unaxis SPTec will engineer integrated solutions with hardware from Unaxis Semiconductors and other strategic partners. The intention is to use complementary local expertise for the development of new technologies and processes in cooperation with universities, institutes and multiple regional companies.

The goal of Unaxis SPTec is to lead telecom related processes and hardware technology through superior process expertise. The short-term objective is to provide integrated solutions for the fast growing SAW device industry. The long-term objective is to provide the telecom market with innovative and patented solutions in SAW, Bulk Acoustic Waves (BAW), Micro Electro Mechanical Systems (MEMS) and Gallium Arsenate (GaAs) technologies.

Regional Contribution

Unaxis SPTec contributes to a multi-disciplinary international pool of high technology in the Neuchâtel area. Its activities generate attractive jobs for high caliber scientists and engineers as well as create complementary synergies with numerous business and academic partners. Unaxis SPTec will be a key component in linking the Neuchâtel region with the world of high technology.

The Division Unaxis Semiconductors

Unaxis Semiconductors is one of the key divisions in the Unaxis Group and is a global leader in production systems for the telecommunications industry, targeting advanced packaging and other selected segments of the semiconductor market. Products manufactured using Unaxis Semiconductors' equipment have many applications in our daily lives, not only in computers, but in applications such as cell phones, TV and audio equipment, automobiles, and in many household appliances. With a global network of over 50 sales and service centers and four production sites located in St. Petersburg USA,

 Truebbach Switzerland, Alzenau Germany and Grenoble France, the Semiconductor Division is strategically located close to its customers.

The Unaxis Group

The Unaxis-Group is focused on high-tech domains in information technology (IT), surface treatment, components and special systems. IT is used as a term to describe any form of technology necessary to process, transmit, store and visualize data. Unaxis provides production solutions and services for the semiconductors, data storage, displays and optical components market. With a multi-cultural global team of over 8000 employees Unaxis builds on its core competencies which have evolved over the last 50 years.

For further information:

Unaxis Investor Relations
Unaxis Management Ltd.
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: kim-my.schefer@unaxis.com

Unaxis Semiconductors
Unaxis Balzers Ltd.
Juerg E. Steinmann
Tel. +423 388 45 15
Fax +423 388 65 39
E-Mail: juerg.steinmann@unaxis.com

unaxis

making IT possible

Press Release

Pilatus: Closing of Sale Completed

Zurich, March 1st, 2001 – Unaxis Holding AG today announced the closing of the sale of Pilatus Aircraft Ltd. of Stans, Nidwalden. This transaction has essentially completed the conversion of the former industrial conglomerate Oerlikon-Bührle into a high-tech-corporation.

Willy Kissling, Chairman and CEO of Unaxis Corporation:
"I am very pleased that the Pilatus divestiture to a group of Swiss investors has now been completed. The purchase price for 100% of the shares of Pilatus equals CHF 250 million. The investors are Joerg F. Burkart, Zurich, IHAG Holding AG, Zurich, Karl Nicklaus, Cham, and the Pension Fund of F. Hoffmann-LaRoche, Basel, while one of the previously announced investors, Hilmar Hilmarsson from Iceland, decided to withdraw from the transaction for personal reasons. Unaxis temporarily retains a 10% share in Pilatus, which may be sold to appropriate investors at a later date. We are proud that we have been able to find a Swiss solution, which assures us of keeping a growing Pilatus with its innovativeness and its competent people in Nidwalden."

Unaxis is a leading, globally active provider of production systems and services for specific information technology market segments such as semiconductors, data storage devices, flat-panel displays, and optical components.

For further information:

Unaxis Investor Relations
Unaxis Management AG
Dr. Beat Baumgartner
Tel. +41 1 360 96 20
Fax +41 1 363 72 60
E-Mail: beat.baumgartner@unaxis.com

Pilatus Flugzeugwerke AG
André Zimmermann
Tel. +41 41 619 62 06
Fax +41 41 619 61 82
E-Mail: azimmermann@pilatus-aircraft.com

Unaxis Corporate Communications
Unaxis Management AG
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: kim-my.schefer@unaxis.com

making IT possible

Press Release

Strong growth in the first year of Unaxis, especially in the Segment Information Technology

Zurich, February 8, 2001 – Sales in 2000 increased for the Group* by 41% overall from CHF 2 328 million to CHF 3 285 million and for the Segment Information Technology by 79% from CHF 663 million to CHF 1 185 million.

Orders received rose 52% overall for the Group* compared to the previous year, from CHF 2 457 million to CHF 3 732 million and 59% for the Segment Information Technology from CHF 756 million to CHF 1 200 million In the 4th quarter of 2000, there was a market-specific reduction in incoming orders for Segment Information Technology, especially in the Semiconductors back-end (ESEC) and Data Storage units. While an upswing can be expected for Data Storage in the 2nd half of 2001, we are expecting a lateral shift for Semiconductors.

Key figures

in Sales in million CHF	**2000**	**1999****	**Change in %**
Group*	3 285	2 328	+ 41%
Core businesses:			
- Information Technology	1 185	663	+ 79%
- Surface Technology (Balzers)	328	270	+ 21%
- Components and Special Systems	1 160	842	+ 38%
- Others	71	118	- 40%
Discontinuing operations			
- Pilatus	541	435	+24%
Orders received in million CHF			
Group*	3 732	2 457	+ 52%
Core businesses:			
- Information Technology	1 200	756	+ 59%
- Surface Technology (Balzers)	341	247	+ 38%
- Components Special and Systems	1 446	915	+ 58%
- Others	71	122	- 42%
Discontinuing operations			
- Pilatus	674	417	+ 62%

Unaxis Management AG Telephone +41 360 96 96
Hofwiesenstrasse 135 Fax +41 360 96 65
P.O. Box 1309 www.unaxis.com
CH-8021 Zürich

Orders on hand in million CHF	**31.12.200**	**31.12.1999****	**Change in %**
Group*	1 468	901	+ 63%
Core businesses			
- Information Technology	574	295	+ 95%
- Surface Technology (Balzers)	20	5	+ 300%
- Components Special and Systems	559	411	+ 36%
- Others	28	45	- 38%
Discontinuing operations			
- Pilatus	287	145	+ 98%

*1999 without the segments divested as of July 1, 1999 and January 1, 2000 (Oerlikon-Bührle Immobilien, Bally, Oerlikon Contraves Defence und Hotel Zürich)

** The segment figures of 1999 were regrouped according to the today existing organisation structure.

The following information is provided to aid in interpreting the sales figures.

The Group sales figures for 2000 include CHF 354 million from acquisitions (in particular Plasma-Therm as of January 1, 2000, and ESEC as of September 1, 2000), corresponding to an increase in sales of 15% relative to the previous year.

The Inficon unit, which went public with an IPO on the stock exchanges in Zurich (SWX) and New York (Nasdaq) in November 2000, was deconsolidated as of November 30, 2000; CHF 238 million in sales for the first 11 months is included in the Group figure.

The Large Area Coating unit was sold with the closing in December 2000 and deconsolidated as of December 31, 2000. Sales for 2000 amounted to CHF 196 million.

As already announced, a sales agreement for Pilatus has been settled with a Swiss controlled group of investors. This transaction will be closed in the first quarter of 2001. Pilatus is deconsolidated as of January 1, 2001. Its sales for 2000 were CHF 541 million.

Planned for 2001 is that the Leybold Optics and Unaxis Materials units go public with an IPO or be sold. In 2000, Leybold Optics contributed CHF 165 million to Group sales and Unaxis Materials contributed CHF 133 million.

Unaxis Management AG
Hofwiesenstrasse 135
P.O. Box 1309
CH-8021 Zürich

Telephone +41 360 96 96
Fax +41 363 72 60
www.unaxis.com

Unaxis will continue its focus on information technology markets with determination and continue to invest in new products as well as expanding its market position in order to ensure above-average rates of growth and attractive results for the future.

For further information:

Investor Relations
Unaxis Management AG
Dr. Beat Baumgartner
Tel. +41 1 360 96 20
Fax +41 1 363 72 60
E-Mail: beat.baumgartner@unaxis.com

Corporate Communications
Unaxis Management AG
Kim-My Schefer
Tel. +41 1 360 96 49
Fax +41 1 360 96 53
E-Mail: kim-my.schefer@unaxis.com

unaxis

making IT possible

Disclosure of Shareholdings

Zurich, January 5, 2001 – We have been informed by IHAG-Holding AG, Bleicherweg 18, CH-8002 Zurich, that the equity participation of this company and its majority shareholder, Mrs. Hortense Anda-Bührle, Zollikerstrasse 178, CH-8008 Zurich, in Unaxis Holding Ltd, Zurich, amounts to 3 540 540 registered shares with a par value of CHF 20.- each, representing 26.88 % of the voting rights in Unaxis Holding Ltd. There is no agreement within the meaning of Article 20 Para. 3 of the Swiss Stock Exchange Act between IHAG-Holding AG and Mrs. Hortense Anda-Bührle. Representative of the aforementioned shareholders is Mr. Bernhard Müller, c/o IHAG-Holding AG, Bleicherweg 18, CH-8002 Zurich.

For further information, please contact:

Unaxis Management Ltd
Dr. Wolfgang R. Niggli
Phone +41 1 360 96 42
Fax +41 1 360 96 94

making IT possible

Press Release

Sale of Large Area Coating to Applied Films Corporation Closed

Zurich, Switzerland, and Alzenau, Germany, January 4, 2001. - Unaxis Holding Ltd of Zurich, Switzerland, today announced the closing of the sale of its Large Area Coating Division to Applied Films Corporation in Longmont, Colorada, for a cash amount of 60 million US dollars and 10% in shares of Applied Films. Announced in October 2000, the transaction, whose closing was expected in the first quarter of 2001, was already completed by the end of 2000.

The sale of Unaxis' Large Area Coating Division is in line with Unaxis' strategic focus on information technology.

For further questions, please contact:
Unaxis Management Ltd
Linda Forster Hany
tel. +41 1 360 96 02
fax +41 1 360 96 53